Exhibit 99.2

La Encantada Silver Mine

State of Coahuila, Mexico

NI 43-101 Technical Report on

Mineral Resource and Mineral Reserve Estimates

Qualified Persons:	Gonzalo Mercado, P.Geo. Karla Michelle Calderon Guevara, CPG Andrew Pocock, P.Eng. Michael Jarred Deal, RM SME María Elena Vázquez Jaimes, P.Geo.

Report Prepared For:	First Majestic Silver Corp.

Effective Date: Report Date:	August 31, 2025 September 24, 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table of Contents

1. SUMMARY	1
1.1. Introduction	1
1.2. Project Location, Description, and Access	1
1.3. History	3
1.4. Geological Setting, Mineralization and Deposit Types	3
1.5. Exploration	4
1.6. Drilling	4
1.7. Sampling, Analysis and Data Verification	4
1.8. Mineral Processing and Metallurgical Testing	5
1.9. Mineral Resource and Mineral Reserve Estimates	6
1.9.1. Mineral Resource Estimates	6
1.9.2. Mineral Reserve Estimates	9
1.10. Mining Operations	11
1.11. Recovery Methods	12
1.12. Infrastructure, Permitting and Compliance Activities	13
1.13. Capital and Operating Costs	15
1.14. Conclusions	16
1.15. Recommendations	16
2. INTRODUCTION	17
2.1. Technical Report Issuer	17
2.2. Terms of Reference	17
2.3. Cut-off and Effective Date	17
2.4. Qualified Persons	17
2.5. Site Visits	18
2.6. Sources of Information	18
2.7. Previously Filed Technical Reports	19
2.8. Units and Currency and Abbreviations	19
3. RELIANCE ON OTHER EXPERTS	21
4. PROPERTY DESCRIPTION AND LOCATION	22
4.1. Location	22
4.2. Ownership	22
4.3. Mining Tenure	23
4.4. Royalties	24
4.5. Surface Rights	25
4.6. Permits	26
4.7. Environmental Considerations	26
4.8. Existing Environmental Liabilities	26

i	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

4.9. Factors and Risks	27
5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	28
5.1. Accessibility	28
5.2. Physiography	29
5.3. Climate	29
5.4. Local Resources and Infrastructure	29
6. HISTORY	30
6.1. Production History	31
7. GEOLOGICAL SETTING AND MINERALIZATION	32
7.1. Regional Geology and Stratigraphy	32
7.2. Regional Structure	33
7.3. Local Geology and Stratigraphy	35
7.4. Structural Geology	38
7.5. Mineralization	38
7.5.1. Overview	38
7.5.2. Prieta Complex	41
7.5.3. San Javier–Milagros Complex	42
7.5.4. Vein Systems	43
8. DEPOSIT TYPES	45
9. EXPLORATION	47
9.1. Geophysical Surveys	48
9.1.1. Magnetic Surveys	48
9.1.2. Natural Source Audio Magneto Telluric Survey	49
9.2. Stable Isotope Analysis	53
10. DRILLING	55
10.1. Exploration and Infill Drilling	55
10.2. Core Handling and Storage	57
10.2.1. Data Collection	57
10.2.2. Collar Survey	57
10.2.3. Down-hole Survey	58
10.2.4. Logging and Sampling	58
10.2.5. Specific Gravity and Bulk Density	59
10.2.6. Core Recovery and Geotechnical Logging	60
11. SAMPLE PREPARATION, ANALYSES AND SECURITY	61
11.1. Core Sampling	61
11.2. Underground Production Channel Sampling	61
11.3. Analytical Laboratories	62
11.4. Sample Preparation and Analysis	62
11.4.1. SGS Durango	62

ii	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.4.2. Central Laboratory	63
11.4.3. Bureau Veritas	63
11.4.4. La Encantada Laboratory	63
11.5. Quality Control and Quality Assurance	65
11.5.1. Materials and Insertion Rates	65
11.5.2. Transcription and Sample Handling Errors	65
11.5.3. Accuracy Assessment	65
11.5.4. Contamination Assessment	67
11.5.5. Precision Assessment	68
11.5.6. Between-Laboratory Bias Assessment	69
11.6. Databases	70
11.7. Sample Security	70
11.7.1. Production Channel Samples	70
11.7.2. Core Samples	71
11.8. Author’s Opinion	71
12. DATA VERIFICATION	72
12.1. Data Entry Error Checks	72
12.2. Visual Data Inspection	72
12.3. Review QA/QC Assay Results	73
12.4. Author’s Opinion	73
13. MINERAL PROCESSING AND METALLURGICAL TESTING	74
13.1. Overview	74
13.2. Metallurgical Testing	74
13.2.1. Mineralogy	74
13.2.2. Monthly Composite Samples	75
13.2.3. Sample Preparation	75
13.3. Comminution Evaluations	75
13.4. Cyanidation, Reagent and Grind Size Evaluations	76
13.5. Cyanidation with Lead Nitrate	77
13.6. Cyanidation Higher pH Range	78
13.7. Roasting and Cyanidation	79
13.8. Ojuelas Geometallurgical Testing	80
13.9. Geometallurgical Investigations	81
13.10. Recovery Estimates	83
13.11. Deleterious Elements	83
14. MINERAL RESOURCE ESTIMATES	85
14.1. Introduction	85
14.2. Mineral Resource Estimation Process	85
14.2.1. Sample Database	86

iii	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.2.2. Geological Interpretation and Modeling	92
14.2.3. Exploratory Sample Data Analysis	95
14.2.4. Boundary Analysis	95
14.2.5. Compositing	97
14.2.6. Evaluation of Composite Sample Outlier Values	98
14.2.7. Composite Sample Statistics	100
14.2.8. Metal Trend and Spatial Analysis: Variography	103
14.2.9. Bulk Density	104
14.2.10. Block Model Setup	105
14.2.11. Block Model Estimation	106
14.2.12. Block Model Validation	113
14.2.13. Mineral Resource Classification	117
14.2.14. Reasonable Prospects for Eventual Economic Extraction	118
14.2.15. Mining Depletion	120
14.3. Statement of Mineral Resource Estimates	121
14.4. Factors that May Affect the Mineral Resource Estimates	124
14.5. Comments on Section 14	125
15. MINERAL RESERVES ESTIMATES	126
15.1. Mineral Reserves Estimation Methodology	126
15.2. NSR and Cut-off Grade Estimation	127
15.3. Block Model Preparation	130
15.4. Mining Modifying Factors – Dilution and Mining Loss	130
15.5. Potentially Mineable Shapes and Mine Design	134
15.6. Mineral Reserves Estimate	135
15.7. Factors that May Affect the Mineral Reserve Estimates	135
16. MINING METHODS	136
16.1. Overview	136
16.2. Mining Environment	136
16.2.1. Hydrogeological Considerations	136
16.2.2. Geotechnical Considerations	137
16.3. Mining Methods	140
16.3.1. Design Parameters	140
16.3.2. Sublevel Caving	142
16.3.3. Longhole Stoping	143
16.3.4. Cut-and-Fill	145
16.4. Mine Layout-Ojuelas	146
16.5. Mine Layout Vein-type Deposits	150
16.6. Dilution and Mining Loss	152
16.7. Development and Production Schedule	153

iv	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

16.7.1. Vertical Development	153
16.7.2. Longhole Drilling	153
16.7.3. Life of Mine Production Schedule	154
16.8. Mine Services	156
16.8.1. Ore and Waste Handling	156
16.8.2. Ventilation	156
16.8.3. Mine Dewatering	158
16.8.4. Compressed Air and Services Water	158
16.9. Equipment and Manpower Requirements	158
16.9.1. Manpower	158
16.9.2. Equipment	158
16.9.3. Mine Contractors	159
17. RECOVERY METHODS	160
17.1. Introduction	160
17.2. Process Flowsheet	160
17.3. Process Plant Configuration	162
17.3.1. Plant Feed	162
17.3.2. Crushing	162
17.3.3. Grinding	163
17.3.4. Sampling	163
17.3.5. Cyanide Leaching Circuit	164
17.3.6. Counter Current Decantation System	164
17.3.7. Merrill Crowe and Precipitate Handling	164
17.3.8. Roasting Circuit	165
17.4. Processing Plant Requirements	167
18. INFRASTRUCTURE	170
18.1. Local Infrastructure	170
18.2. Transportation and Logistics	171
18.3. Waste Rock Storage Facilities	171
18.4. Filtered Tailings Storage Facilities	172
18.5. Camps and Accommodation	173
18.6. Electrical Power	174
18.7. Communications	174
18.8. Water Supply	174
19. MARKET CONSIDERATION AND CONTRACTS	175
19.1. Market Considerations	175
19.2. Commodity Price Guidance	175
19.3. Product and Sales Contracts	175
19.4. Royalty Agreement	176

v	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

19.5. Deleterious Elements	176
19.6. Supply and Services Contracts	176
19.7. Comments on Section 19	176
20. ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	178
20.1. Environmental Aspects, Studies and Permits	178
20.1.1. General	178
20.1.2. Environmental Compliance in Mexico	178
20.1.3. Existing Environmental Conditions	179
20.1.4. Relevant Environmental Impact Aspects	179
20.2. Summary of Relevant Environmental Obligations	180
20.3. Permitting	181
20.3.1. Current Permits	182
20.3.2. Permits in Process	182
20.4. Mine Closure Aspects	183
20.5. Social and Community Aspects	183
21. CAPITAL AND OPERATING COST	184
21.1. Sustaining Capital Costs	184
21.2. Operating Costs	185
22. ECONOMIC ANALYSIS	186
23. ADJACENT PROPERTIES	187
24. OTHER RELEVANT DATA AND INFORMATION	188
25. INTERPRETATION AND CONCLUSIONS	189
25.1. Mineral Tenure, Surface Rights and Agreements	189
25.2. Geology and Mineralization	189
25.3. Exploration and Drilling	189
25.4. Data Analysis	190
25.5. Metallurgical Testwork	190
25.6. Mineral Resource Estimates	191
25.7. Mineral Reserve Estimates	191
25.8. Mine Plan	192
25.9. Processing	192
25.10. Infrastructure	192
25.11. Markets and Contracts	193
25.12. Permitting, Environmental and Social Considerations	193
25.13. Capital and Operating Cost Estimates	193
25.14. Economic Analysis Supporting Mineral Reserve Declaration	193
25.15. Conclusions	194
26. RECOMMENDATIONS	195
26.1.1. Exploration	195

vi	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

26.1.2. Roasting	195
27. REFERENCES	196
28. CERTIFICATES OF QUALIFIED PERSON	199

vii	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Index of Tables

Table 1-1: La Encantada Mineral Resource Estimate Statement, Indicated Category (effective date December 31, 2024)	8
Table 1-2: La Encantada Mineral Resource Estimate Statement, Inferred Category (effective date December 31, 2024)	8
Table 1-3: La Encantada Mineral Reserves Statement (Effective Date December 31, 2024)	10
Table 1-4: Development Schedule for La Encantada	11
Table 1-5: La Encantada Mining Capital Costs Summary (Sustaining Capital)	15
Table 1-6: La Encantada Operating Costs	15
Table 1-7: La Encantada Annual Operating Costs	15
Table 2-1: List of Abbreviations and Units	20
Table 4-1: List of Minera La Encantada Mining Concessions	23
Table 10-1: Drill Holes Completed by First Majestic, La Encantada	55
Table 10-2: Summary of SG Results	59
Table 11-1: Analytical Laboratories	62
Table 11-2: Laboratory Analytical Methods	64
Table 11-3: Summary Between Laboratory Bias. Silver Results	69
Table 13-1: Grindability Test Results for Different Composite Samples of La Encantada Mine	76
Table 13-2: Metallurgical Recoveries by Year	83
Table 13-3: Metallurgical Recoveries by Domain	83
Table 14-1: Drill Hole Sample Data by Domain, La Encantada	89
Table 14-2: Production Channel Sample Data by Domain, La Encantada	90
Table 14-3: Mine Area, Ore Nature, Host-Rock, Resource Domains and Codes, La Encantada	92
Table 14-4: Composite Sample Preparation, La Encantada	97
Table 14-5: Declustered Composite Sample Capping Statistics by Domain, Prieta Complex	99
Table 14-6: Declustered Composite Sample Capping Statistics by Domain, San Javier Milagros Complex	100
Table 14-7: Declustered Composite Sample Capping Statistics by Domain, Vein Systems and Tailings	100
Table 14-8: Ag Declustered Composite Sample Statistics by Domain, Prieta Complex	101
Table 14-9: Ag Declustered Composite Sample Statistics by Domain, San Javier Milagros Complex	102
Table 14-10: Ag Declustered Composite Sample Statistics by Domain, Vein Systems and Tailings	103
Table 14-11: SG Statistics by Resource Domain	105
Table 14-12: Block Model Parameters	106
Table 14-13: Summary of Ag Estimation Parameters for the Prieta Complex Block Models	109
Table 14-14: Summary of Ag Estimation Parameters for the San Javier Milagros Complex Block Models	110
Table 14-15: Summary of Ag Estimation Parameters for Vein Systems Block Models	110
Table 14-16: Summary of Ag Estimation Parameters for the Tailings Block Model	112
Table 14-17: Mineral Resource Estimate Statement Reporting Groups for La Encantada with Associated Mining Method	123

viii	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-18: La Encantada Mineral Resource Estimate Statement, Indicated Category (effective date December 31, 2024)	124
Table 14-19: La Encantada Mineral Resource Estimate Statement, Inferred Category (effective date December 31, 2024)	124
Table 15-1: Assumptions for NSR Calculation	128
Table 15-2: Assumptions for COG Calculation	129
Table 15-3: Silver Recoveries by Domain for COG Calculation	129
Table 15-4: Run of Mine COGs by Domain and Mining Method	130
Table 15-5: Example Calculation of Planned and Unplanned Dilution for Vein Systems	134
Table 15-6: Parameters for Creation of Potentially Minable Stope Shapes	134
Table 15-7: La Encantada Mineral Reserves Statement (Effective Date December 31, 2024)	135
Table 16-1 Rock Characteristics by Zone	137
Table 16-2: Development Types and Support Standards for La Encantada	142
Table 16-3: Development Schedule for La Encantada	153
Table 16-4: Equipment Types	154
Table 16-5: Production Schedule	156
Table 16-6: Required Equipment for the LOM plan	159
Table 17-1: Processing Plant Requirements for the LOM Plan	169
Table 20-1: Major Permits granted to La Encantada	182
Table 21-1: La Encantada Mining Capital Costs Summary (Sustaining Capital)	185
Table 21-2: La Encantada Operating Costs	185
Table 21-3: La Encantada Annual Operating Costs	185

ix	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Index of Figures

Figure 1-1: LOM Production Schedule	12
Figure 4-1: Location Map of La Encantada Silver Mine	22
Figure 4-2: Minera La Encantada Mining Concessions	24
Figure 4-3: Map of Minera La Encantada Surface Rights	26
Figure 5-1: Access to La Encantada	28
Figure 6-1: Mine and Silver Production since 2014	31
Figure 7-1: Map of Mexico Showing the SMO Physiography and location of La Encantada Silver Mine	32
Figure 7-2: Map of Northern Coahuila Showing the Sabinas Basin and the Regional La Babia and San Marcos Faults	34
Figure 7-3: Panoramic View of La Encantada Range Front Exposing the Aurora Formation	35
Figure 7-4: Geological Map of La Encantada Property	36
Figure 7-5: Stratigraphic Column for La Encantada	37
Figure 7-6: Mineral Deposits at La Encantada. Plan View.	40
Figure 7-7: Plan View and Vertical Section of the Prieta Complex.	41
Figure 7-8: Vertical Section and Plan View of the San Javier Milagros Complex	43
Figure 7-9: The Milagros Breccia Visible at the 1660 UG Level	43
Figure 7-10: Plan View and Vertical Section of the Vein Systems.	44
Figure 8-1: Schematic of Carbonate Replacement Deposit Model	46
Figure 9-1: Location Map of Exploration Areas Showing Surface Rock Chip sample results	47
Figure 9-2: RTP Map Showing Magnetic Highs in Exploration Areas of Interest	49
Figure 9-3: Map Showing the Location of the NSAMT Survey Lines	50
Figure 9-4: NSAMT Section Across Anomaly A	51
Figure 9-5: NSAMT Section Across Anomaly B	52
Figure 9-6: Location Map of Isotope Sampling and Results of ä18O for the northwest line	54
Figure 10-1: Drill Hole Location Map, La Encantada	56
Figure 11-1: Central Laboratory High Grade CRM Standard Control Chart	66
Figure 11-2: Time Sequence Pulp Blank Performance Chart, La Encantada Laboratory Silver Results 2019-2024	68
Figure 11-3: RMA Plot Ranges Above 100 ppm Ag. La Encantada Laboratory 2019–2024 Check Results .	70
Figure 13-1: Typical Distribution of Minerals, La Encantada	75
Figure 13-2: Comparison of Ag Extraction Between Mill and Laboratory Performances	77
Figure 13-3: Lead Nitrate Test Results	78
Figure 13-4: La Encantada Silver Recovery for Higher pH Range	79
Figure 13-5: La Encantada Box Plot of Silver Recovery for Higher pH Range	79
Figure 13-6: Tailings “High Manganese” Test Results	80
Figure 13-7: Flowsheet Sequence – Ojuelas Metallurgical Testing Investigation	81
Figure 13-8: Silver Extraction from Ojuelas Mine	81
Figure 13-9: La Encantada Box Plot of Silver Head Grades 2024	82
Figure 13-10: La Encantada Box Plot of Silver Recoveries Grades 2024	82
Figure 13-11: Monthly Dore Purity 2021 -2024	84
Figure 13-12: La Encantada Box Plot of Lead Dore Concentration 2021- 2024	84
Figure 14-1: Drill Hole and Channel Locations, Resource Domains, and Mine Areas: Plan View	91

x	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-2: Vertical Section and Plan View Location of the San Javier–Milagros Complex Domains	93
Figure 14-3: Plan View Location and Vertical Section of the Vein Systems Domains	94
Figure 14-4: Plan View Location and Vertical Section of the Prieta Complex Domains	94
Figure 14-5: Vertical Section and Plan View Location of the Tailings Deposit No. 4 Domain	95
Figure 14-6: Example of Hard Boundary Silver Conditions for the Veta Conejo	96
Figure 14-7: Example of Soft Boundary Silver Conditions Between Cuerpo Ojuelas Sub-Domains: Carbonate Replacement against Skarn Alteration	96
Figure 14-8: Sample Interval Lengths, Composited vs. Uncomposited – Cuerpo Ojuelas Domain	98
Figure 14-9: Example of Global Analysis of Outlier Values, Cuerpo Ojuelas	99
Figure 14-10: Ag Box Plots of Declustered Composite Sample Statistics by Domain, Prieta Complex	101
Figure 14-11: Ag Box Plot of Declustered Composite Sample Statistics by Domain, San Javier-Milagros Complex	102
Figure 14-12: Ag Box Plot of Declustered Composite Sample Statistics by Domain, Vein Systems and Tailings	102
Figure 14-13: Ag Variogram Models for Cuerpo Ojuelas	104
Figure 14-14: An Example of 2-Pass Estimation Strategy used for the VCNJ Domain, Vertical Section with Plan View Reference to the Right	113
Figure 14-15: Visual Inspection of Cuerpo Ojuelas Ag Block Model Estimates and Composite Sample Values, Vertical Section and Plan View	114
Figure 14-16: Visual Inspection of Tailings Deposit No. 4 Ag Block Model Estimate and Composite Sample Values, Vertical Section and Plan View	114
Figure 14-17: Conditional Bias Scatterplot of Ag Composite and Estimated Ag Block Values, Cuerpo Milagros Breccia	115
Figure 14-18: Global Mean Ag Grade Bias Check for Resource Domains of the Prieta Complex Comparing Raw Assay to Declustered Composite Mean Grades and Mean Block Grades	116
Figure 14-19: Ag Mean Value Swath Plot Across Cuerpo Ojuelas in Y and Z	117
Figure 14-20: Indicated and Inferred Mineral Resource Categories, Veta Dique San Francisco Domain	118
Figure 14-21: Block Model Example of Underground Mining Excavations at the Prieta Complex, C660 Area	120
Figure 15-1: Schematic of Planned and Unplanned Dilution	131
Figure 15-2: Schematic Example of Dilution and Mining Loss in Longhole Mining	132
Figure 15-3: Schematic Example of Dilution and Mining Loss in Cut & Fill Mining	133
Figure 16-1: La Encantada 10 Year Water Supply History	136
Figure 16-2: Typical Ground Support Standard	139
Figure 16-3: Example Geotechnical Domains for La Encantada	141
Figure 16-4: Sublevel Caving Schematic Model	143
Figure 16-5: Longhole Open Stoping Schematic Model	144
Figure 16-6: Cut-and-fill Mining Method Schematic Model	146
Figure 16-7: Plan View of Ojuelas 1480 Level Layout	147
Figure 16-8: Plan View of Ojuelas 1465 Level Layout	148
Figure 16-9: Cross Section of the Ojuelas Sublevel Cave Design	149
Figure 16-10: Long Section of the Ojuelas Sublevel Cave Design looking North	149
Figure 16-11: Section View of the simulated stresses for the Veta Dique San Francisco Stope, Looking North	151
Figure 16-12: Cross Section View of Mine Plan for the Veta Dique San Francisco Deposit	152

xi	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-13: Mine Production Material Movement	154
Figure 16-14: Ventilation Circuit for Prieta Complex Mine Area	157
Figure 16-15: Ventilation Circuit for La Encantada Mine Area	157
Figure 17-1: La Encantada Schematic Comminution Plant Flowsheet, Plant No. 1	161
Figure 17-2: La Encantada Processing Plant Flowsheet	162
Figure 17-3: Aerial View of the Roaster Circuit	166
Figure 17-4: 3D-Model of Proposed Improvements for the Roaster Circuit	167
Figure 18-1: Aerial Photo Showing Local Infrastructure at La Encantada	171
Figure 18-2: Waste Rock Storage Facilities	172
Figure 18-3: Tailings Storage Facilities	173
Figure 18-4: LNG Power Generation Plant	174

xii	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.	SUMMARY

1.1.	Introduction

La Encantada Silver Mine (“La Encantada”, “the La Encantada mine”) is owned and operated by Minera La Encantada S.A de C.V. (“MLE”) which is an indirectly wholly owned subsidiary of First Majestic Silver Corp. (“First Majestic”). First Majestic acquired the La Encantada mine from Desmin S.A. de C.V. (“Desmin”) on November 1, 2006.

La Encantada operations consist of an operating underground mine, two processing plants and two Filtered Tailings Storage Facilities (“FTSF”), one active, one inactive.

This Technical Report provides information on Mineral Resource and Mineral Reserve estimates, and mine and process operations and planning for the La Encantada mine. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

The effective date of the Mineral Resource and Mineral Reserve estimates presented in this Technical Report is December 31, 2024, which represents the cut-off date for the most relevant scientific and technical information used in the Report. The effective date for this Technical Report is August 31, 2025.

In the opinion of the undersigned Qualified Person(s), the scientific and technical information contained in this Technical Report is current as of the Technical Report’s effective date. The Mineral Resource and Mineral Reserve estimates are supported by data and interpretations valid as of December 31, 2024, and no material changes have occurred between that date and the Technical Report’s effective date that would impact the conclusions herein.

Mr. Gonzalo Mercado, Ms. Karla Michelle Calderon Guevara, Mr. Andrew Pocock, Ms. María Elena Vázquez Jaimes, and Mr. Michael Jarred Deal are the Qualified Persons (“QP”) that prepared this technical report (the Technical Report) on the La Encantada Silver Mine. The QPs visited the mine on numerous occasions.

Units of measure are metric unless otherwise noted. All costs and metal prices are expressed in United States dollars unless otherwise noted.

1.2.	Project Location, Description, and Access

La Encantada is an actively producing silver mining complex located in the municipality of Ocampo, State of Coahuila, Mexico, approximately 120 km northwest of the city of Melchor Múzquiz, Coahuila and approximately 120 km north of the town of Ocampo, Coahuila. The property is located in the La Encantada mountain range which runs for about 45 km in the northwest–southeast direction and has elevations that vary from about 1,500 m to over 2,400 m.

1	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Mining operations can be conducted year-round in the La Encantada mine.

La Encantada consists of 22 exploitation concessions covering 4,076 ha, which are operated and owned by MLE. All 22 concessions are currently in good standing. The oldest of the concessions was granted in 1965 and the most recent in 2008.

In 2013, the Mexican Federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metal mining companies must pay a 0.5% royalty on revenues from gold, silver, and platinum. In 2025, the Mexican Federal Government amended the law and increased the rights from 7.5% to 8.5% of the taxable earnings before interest and depreciation and from 0.5% to 1% royalty on revenues from gold, silver, and platinum.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands or Ejido lands. MLE owns surface rights covering 2,237 ha on the “Canon del Regalado” properties. This surface covers the following features: access to the mining complex, mine portals, grinding mill and flotation plant (Plant No. 1), cyanidation plant (Plant No. 2), tailings management facilities, the mine camp, offices, and an airstrip.

In 2011 the Tenochtitlán Ejido filed a lawsuit against MLE in agrarian court claiming title to 1,097 ha of the land owned by MLE. The initial lawsuit was decided in favour of MLE and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. Resumption of the initial lawsuit regarding the land title is currently pending a judicial review ruling. MLE has strengthened its relationship with the Tenochtitlán Ejido through ongoing dialogue and is working toward reaching an amicable settlement outside of court. Should Tenochtitlan Ejido obtain a resolution in their favour, negotiations will be needed for compensation of the 1,097 ha.

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from the city of Torreón, Coahuila (about 1:15 hours flying time). MLE operates its own private airstrip at the La Encantada mine. Driving time from the city of Melchor Múzquiz is approximately 2.5 hours by asphalt road, about five hours from the town of Ocampo and about eight hours from the international airport in Torreón city.

The remote location required the construction of substantial infrastructure, which was developed during an extended period of active operation by First Majestic and the mine’s previous owners. La Encantada camp consists of 160 houses for accommodation of employees, offices, warehouses, a union hall, a church, a hospital, water purification plant, water treatment plant, water wells and an airstrip.

Power supply to the mine, processing facilities and camp site is from diesel and natural gas generators provided by First Majestic. First Majestic also provides potable water. Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers.

2	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.3.	History

In 1967, Industrias Peñoles, S.A.B. de C.V. (Peñoles) and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop La Encantada. In July 2004, Peñoles awarded a contract to operate the Encantada mine, including the processing plant and all mine infrastructure facilities, to the private Mexican company Desmin. Desmin operated the mine and processing plant until November 1, 2006, when First Majestic purchased all the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all the outstanding shares of MLE from Peñoles.

First Majestic is now the sole owner of La Encantada and all its assets, including mineral rights, surface rights position, water rights, processing plants and ancillary facilities.

1.4.	Geological Setting, Mineralization and Deposit Types

La Encantada consists of polymetallic (silver, iron, lead, and zinc) oxide carbonate replacement and tabular vein deposits hosted by Cretaceous carbonate sedimentary formations. At deeper structural levels, silver–gold–lead–zinc and sulphide mineralization are hosted in skarn alteration associated with a granodiorite intrusion.

A granodiorite stock, and rhyolite to basalt dikes of Eocene–Oligocene age intrudes the Cretaceous carbonate rocks. Intrusion-related alteration of the wall rocks produced irregular skarn, hornfels and marble aureoles. Due to its spatial relationship to the skarn alteration and mineralization, it is believed that the intrusion is genetically linked to the polymetallic mineralization.

La Encantada lies on the southwestern flank of the northwest-trending Sierra de La Encantada anticlinorium and the deposits occur along a series of northeast-trending faults and fractures that cut obliquely across the regional north–northwest-trending anticlinorium. The northeast-trending normal faults and fractures control the formation of breccia pipes and vein shoots at intersections with the northwest-trending cross structures.

Mineralization consists of polymetallic, high-temperature, intrusion-related carbonate-replacement and minor skarn-hosted deposits. Mineralization occurs as tabular veins, mantos, massive lenses, breccia pipes, and irregular replacement zones. The deposits were grouped into four geological zones: the Prieta complex, the San Javier–Milagros complex, the Vein systems, and Filtered Tailings Storage Facility No. 4.

Mineralization consists of secondary oxide minerals including silver, iron, zinc, lead, copper oxides and native silver. Native silver and oxide minerals also occur with sulphides in skarn and carbonate replacement zones where sulphides are partially converted to oxide minerals. The sulphide minerals acanthite, pyrite, magnetite, marmatite (iron-rich sphalerite), galena, chalcopyrite, and covellite occur in the Prieta and the San Javier–Milagros complexes.

The silver mineral deposits at La Encantada are high-temperature polymetallic replacement deposits hosted in sedimentary carbonate rocks related to felsic intrusions and controlled by local and regional

3	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

structures. Carbonate replacement deposits are characterized by irregular shaped pods, lenses, and tabular masses of oxides. Some replacement deposits are associated with skarn alteration and mineralization is also hosted by the sedimentary carbonate rocks.

The Filtered Tailings Storage Facility No. 4 consists of cyanidation circuit filtered tailings from previously processed ore that has been stacked on the surface close to cyanidation Plant No. 2.

1.5.	Exploration

Surface exploration work completed by First Majestic includes geological mapping, geochemical sampling, a natural source audio-frequency magnetotellurics (“NSAMT”) geophysical survey, acquisition and processing of regional aeromagnetic data, an isotopic study, and core drilling. Surface geological mapping and sample geochemistry was completed in the El Camello, Anomaly B, La Escalera and El Plomo areas. Surface drilling was completed at Ojuelas in Prieta Complex, El Camello, El Plomo, Conejo Extension, Brecha Encanto, Veta Sucia, El Monje and other areas that had geologic, geochemical and or geophysical anomalies.

Underground exploration primarily consists of a combination of drilling and mine development along structures due to the complexity of the mineralized bodies.

1.6.	Drilling

From 2011–2024, First Majestic conducted diamond core drilling programs for exploration purposes and to support geological interpretations, modelling, and Mineral Resource estimation. No reverse circulation (“RC”) drilling has been conducted by First Majestic. Channel sampling from underground mine developments was conducted to provide information for geological models, support mine production, and Mineral Resource estimation.

Between March 2011 and December 2024, several drilling campaigns were completed at La Encantada. Total drilling during this period amounts to more than 152,914 m in surface and underground diamond drillholes.

Data collected from drilling includes collar surveys, downhole surveys, logging (lithology, alteration, mineralization, structure, veins, sampling, etc.), specific gravity (“SG”), and geotechnical information.

1.7.	Sampling, Analysis and Data Verification

Diamond drill core is delivered to the core logging facility where La Encantada geologists select and mark sample intervals according to lithological contacts, mineralization, alteration, and structural features. Sample intervals range from 0.25–1.20 m in length within mineralized structures to 0.5–1.20 m in length when sampling waste rock.

4	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

All core intervals selected for sampling are cut in half using a diamond blade saw. One half of the core is retained in the core box and the other half is placed in sample bags for shipment to the laboratory. Sample tickets displaying the sample number are stapled into the core box beside the sampled interval, and a copy is placed in the sample bag. Sample bags are sealed to prevent contamination during handling and transportation.

Three-meter spaced production channel samples are used for geological models, grade control and to support Mineral Resource Estimation. Channel sample intervals range from 0.30–1.5 m and respect vein/wall contacts. From 2014 to 2015, 12 m spaced sawn channel samples were also collected to support Mineral Resource estimation.

Since 1995, four different laboratories have been used for sample preparation and analysis. These include the First Majestic Central Laboratory (“Central Laboratory”), the La Encantada Laboratory, SGS Durango, and Bureau Veritas Laboratories (“Bureau Veritas”).

Since 2013 quality assurance and quality control (“QA/QC”) samples submitted to the primary laboratories include standard reference materials (“SRMs”), certified reference materials (“CRMs”), coarse and pulp blanks, and field, coarse and pulp duplicates. Check samples sent to a secondary laboratory was introduced in 2014 and became a customary practice by 2018.

First Majestic assesses between-laboratory bias in terms of the slope of a reduced major axis (“RMA”) line. The RMA analysis of samples submitted to all secondary laboratories indicate no significant bias between the primary laboratory and the second laboratory.

The data verification included data entry error checks, visual inspections of data collected between 2013 and 2024, and a review of QA/QC assay results was completed. Several site visits were completed as part of the data verification process. No significant differences were observed.

1.8.	Mineral Processing and Metallurgical Testing

La Encantada is an operating mine where the metallurgical test work data used to support the initial plant design has been consistently validated and reinforced by years of operational results, complemented by more recent metallurgical studies.

Metallurgical testing and mineralogical investigations are routinely conducted to support ongoing performance optimization. The plant continuously performs tests to improve silver recovery and reduce operating costs, even when current performance falls within expected parameters. This test work is conducted by the on-site Metallurgical Laboratory.

The presence of manganese in the mineralized material has been identified as a limiting factor for silver recovery. Several tests were performed on high-manganese material to assess the effectiveness of roasting as a pre-conditioning step prior to cyanide leaching. Some tests achieved silver recoveries between 57% and 73%, supporting the potential inclusion of a roasting circuit for processing material from Filtered Tailings Storage Facility No. 4.

5	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Additional roasting tests were conducted on run-of-mine (ROM), material with high manganese content, which is refractory in nature. Samples from the Buenos Aires deposit yielded silver recoveries of 68% to 71% after roasting followed by leaching. Although the roasting circuit is currently inactive, studies are ongoing to determine the required modifications to the cooling stage and material handling systems to enable its commissioning.

The metallurgical recovery projections in the life of mine plan (LOM) are supported by both the historical performance of the processing plant and results from recent testing. Recovery variability is addressed by assigning different recovery assumptions to specific geological domains. The average annual silver recovery projected in the LOM plan ranges from 60% to 68%.

The doré produced at La Encantada contains 60% to 85% silver, depending on the presence of base metals such as copper, lead, and zinc. The silver content affects the treatment charges, which are calculated based on the weight of the doré. These charges were incorporated into the cut-off grade calculations and the economic analysis supporting the LOM plan.

1.9.	Mineral Resource and Mineral Reserve Estimates

1.9.1.	Mineral Resource Estimates

The geological modelling, data analysis, and block model resource estimates for La Encantada were completed by Karla Michelle Calderon Guevara, CPG, a First Majestic employee.

The block model Mineral Resource estimates for La Encantada are based on the current database of exploration drill holes and production channel samples, the underground level geological mapping, the geological interpretation and model, the surface topography, and underground mining excavation wireframes. The combined drill hole and channel sample database for La Encantada was reviewed and verified by the resource geologists and supports that the QA/QC programs were reasonable.

The Mineral Resource estimates for the deposits at La Encantada are constrained by 3D geological interpretation and resource domain models constructed from drill hole core logs, drill hole and production channel sample assay intervals, and underground geological maps produced by the mine’s geology staff. Silver estimates are restricted to detailed wireframe domain models. Thirty-seven resource domains were constructed for the four mine areas.

Exploratory data analysis was completed for silver assay sample values to assess the statistical and spatial character of the sample data. Boundary analysis was completed to review the change in metal grade across the domain contacts.

To assess the statistical character of the composite samples within each of domains, data were declustered to account for over-sampling in certain regions. Composite lengths vary from 1-2 m by domain, with short residual composite samples left at the end of the vein intersection added to the previous interval.

6	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The drill hole and channel composite samples were evaluated for high-grade outliers. Capping of composite sample values was limited to a select few extreme values. Outlier restriction was also used to restrict the influence of high-grade samples.

Bulk density for the resource domains was either estimated into the block models from the SG core data or the mean SG value was assigned.

Block models were prepared for each domain. Ten block models were used in resource estimation. A sub-blocked octree model type was created that consists of primary parent blocks that were sub-divided into smaller sub-blocks. Silver grades were estimated into the parent blocks and domains were evaluated into the sub-blocks.

Silver block model estimates were completed for all resource domains at La Encantada. from composite samples captured within the respective resource domains. Block grades were estimated primarily by inverse distance squared (ID2) and less commonly by ordinary kriging (OK).

Grade estimation was completed in two successive passes of channel samples were used. The first pass used all composites, including channel samples, and only estimated blocks within a short distance from the channel samples. The second pass applied less restrictive criteria using only drill hole composites.

Validation was completed for each of the resource estimation domains in multiple steps including visual inspection, global grade bias checks, and swath plots. Overall, the block model validations demonstrated that the current resource estimates are a reasonable representation of the primary input sample data.

Mineral Resource estimates were classified as Indicated or Inferred based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction by application of input parameters based on mining and processing information from the last 12 months of operations at La Encantada. Mineral Resource estimates are for silver only where Ag g/t = Ag-Eq g/t. Deswik Stope Optimizer software was used to identify the blocks representing mineable volumes that exceed the cut-off value while complying with the aggregate of economic parameters.

Models of the underground mining excavations were evaluated into the block models for all resource domains. These modelled volumes were used to deplete the block model prior to tabulating the Mineral Resources. Regions within the mine that are in situ but judged to be un-mineable were also removed from the Mineral Resource estimates.

The Mineral Resource estimates have an effective date of December 31, 2024. Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The qualified person for the estimate is Karla Michelle Calderon Guevara, CPG, a Senior Resource Geologist for First Majestic. The Mineral Resource estimates

7	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

for La Encantada are summarized in Table 1-1 and Table 1-2 using the Ag-Eq cut-off grades appropriate for the mining method assigned to each domain.

Table 1-1: La Encantada Mineral Resource Estimate Statement, Indicated Category (effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Indicated Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	1,100	193	6,830	6,830
Indicated Veins Systems (UG)	Oxides	892	273	7,820	7,820
Indicated San Javier Milagros Complex (UG)	Oxides	1,125	118	4,280	4,280
Indicated Tailings Deposit No. 4	Oxides	2,773	118	10,510	10,510

Total Indicated (UG + Tailings)	All Mineral Types	5,890	155	29,440	29,440

Table 1-2: La Encantada Mineral Resource Estimate Statement, Inferred Category (effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Inferred Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	293	160	1,510	1,510
Inferred Prieta Complex (UG)	Oxides	207	192	1,280	1,280
Inferred Veins Systems (UG)	Oxides	1,260	237	9,610	9,610
Inferred San Javier Milagros Complex (UG)	Oxides	219	96	670	670
Inferred Tailings Deposit No. 4	Oxides	458	117	1,730	1,730

Total Inferred (UG + Tailings)	All Mineral Types	2,438	189	14,800	14,800

(1)	Mineral Resource estimates are classified per CIM Definition Standards (2014) and NI 43-101.
(2)	Mineral Resource estimates are based on internal estimates with an effective date of December 31, 2024.
(3)	Mineral Resource estimates were supervised or reviewed by Karla Michelle Calderon Guevara, CPG, Internal Qualified Person for First Majestic, per NI 43-101.
(4)	The Silver-equivalent grade (Ag-Eq) equals the silver grade (Ag)..
(5)	Metal price for mineral resource estimates was $28.0/oz Ag.
(6)

The cutoff grades used to constrain the Mineral Resource estimates are 80 g/t Ag for sub-level caving at Ojuelas, 150 g/t Ag for cut and fill at Conejo, 135 g/t Ag for cut and fill at Vein System (Buenos Aires, 990, Azul y Oro), 105 g/t Ag for bodies in the Vein System (Cuerpo El Regalo, Cuerpo Marisela), 105 g/t Ag for Longhole at Vein System (Bonanza, C236), 70 g/t Ag for bodies at Veta Dique San Francisco, 70 g/t for bodies at San Javier and Milagros Breccias, and 108 g/t Ag for Tailings Deposit No.4.

(7)	Mineral Resources are reported within mineable stope shapes using the cutoff grade calculated using the stated metal prices and metal recoveries.
(8)	No dilution was applied to the Mineral Resource which are reported on an in-situ basis.
(9)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the silver-equivalent grade cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and

8	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

other regulatory permits, and maintain the social license to operate. The production channel sampling method has some possibility of non-representative sampling that could bias the grade estimates higher or lower.

1.9.2.	Mineral Reserve Estimates

The Mineral Reserve estimation process involves converting Mineral Resources to Mineral Reserves by identifying material that exceeds the mining cut-off grades and conforms to the geometrical constraints defined by the selected mining method. Modifying factors, such as mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, saleability of products, social and legal factors. These factors were applied to produce mineable stope shapes.

If the Indicated Mineral Resources comply with these constraints, Indicated Resource estimates are converted to Probable Mineral Reserves using the following procedures:

•

Selection of a viable mining method for each of the geological domains, considering geometry of the deposit, geotechnical and geohydrological conditions, metal grade distribution as observed during the investigation of the block model and other mine design criteria;

•

Review of metal price assumptions approved by First Majestic’s management for Mineral Resource and Mineral Reserve estimates to be considered reasonable and following the “2020 CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting”;

•

Calculate the net smelter return (“NSR”) and silver cut-off grade (“COG”), based on the assumed metal price guidance, assumed cost data, metallurgical recoveries, and smelting and refining terms as per the selling contracts;

•	Prepare the block models ensuring Inferred Mineral Resources are not considered in the Mineral Reserves constraining process;

•	Compile relevant mine design parameters such as stope dimensions, minimum mining widths and pillar dimensions;

•	Compile modifying factors such as dilution from blasting overbreak and geotechnical conditions as well as mining loss considering benchmarking from actual surveys and underground observations;

•	Outline potentially mineable shapes from the block model based on Indicated Mineral Resource estimates that exceed the COG;

•	Create potentially mineable shapes using stope optimization mining software to account for vein widths, minimum mining widths, dilution assumptions and economic factors;

•	Refine potentially mineable shapes by removing permanent sill and rib pillars, removing areas identified as inaccessible or unmineable due to geotechnical or stability conditions;

•	Design mine development and mine infrastructure required to access the potentially mineable shapes;

•

Conduct an economic analysis for groups of mineable shapes, such as sublevels or contiguous groups of shapes, removing areas that are isolated from contiguous mining areas that will not cover the cost of development to reach those areas;

9	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•	Set the mining sequence and define the production rates for each relevant area to produce the production schedule;

•	Estimate capital and operating costs required to extract this material and produce saleable product;

•	Estimate expected revenue after discounting selling costs;

•	Validate the economic viability of the overall plan with a discounted cash flow model.

Once these steps are completed and a positive cash flow is demonstrated, the Mineral Reserve statement is prepared.

Mineral Reserves are reported using the 2014 CIM Definition Standards and have an effective date of December 31, 2024. The Qualified Person for the estimate is Mr. Andrew Pocock, P. Eng., a First Majestic employee. The Mineral Reserves estimate for La Encantada is provided in Table 1-3.

Table 1-3: La Encantada Mineral Reserves Statement (Effective Date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades		Metal Content
		k tonnes	Ag (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Prieta Complex: Ojuelas	Oxides	1,106	154	154	5,469	5,469
Milagros Breccia	Oxides	1,742	88	88	4,935	4,935
Veins Systems	Oxides	540	258	258	4,479	4,479

Total Probable	Oxides	3,388	137	137	14,883	14,883

(1)	Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.
(2)

Mineral Reserves are effective December 31, 2024, are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

(3)	Reserve estimates were supervised or reviewed by Andrew Pocock, P.Eng., Internal Qualified Person for First Majestic per NI 43-101
(4)	Silver-equivalent grade (Ag-Eq) is silver grade and is included for consistency across all material properties.
(5)

Metal prices considered for Mineral Reserves estimates were $26.00/oz Ag. Other key assumptions and parameters include: metallurgical recoveries of 59% for Prieta Complex: Ojuelas, weighted average of 55% for Veins Systems and 70.8% for Milagros Breccia; costs ($/t): direct mining $44.4 cut & fill, $26.7 longhole stoping, $11.77 sub level caving, processing $20.69 mill feed, indirect/G&A $13.41, and sustaining of $6.47.

(6)

A two-step cutoff approach was used per mining method: A general cutoff grade defines mining areas covering all associated costs; and a 2nd pass incremental cutoff includes adjacent material covering only its own costs, excluding shared general development access & infrastructure costs which are covered by the general cutoff material.

(7)

Modifying factors for conversion of resources to reserves include but are not limited to consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.

(8)	Tonnage in thousands of tonnes, metal content in thousands of ounces, prices/costs in USD. Numbers are rounded per guidelines; totals may not sum due to rounding.

Factors which may materially affect the Mineral Reserve estimates for the La Encantada mine include fluctuations in commodity prices and exchange rate assumptions used; material changes in the underground stability due to geotechnical conditions which could increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction in the capacity to process the

10	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external economic factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the different surface owners in the La Encantada area; and the ability maintain the social and environmental licenses to operate.

1.10.	Mining Operations

The La Encantada mine operation consists of an underground mine. The deposits vary in dip, thickness, and geotechnical conditions along strike and dip. Multiple mining methods including sublevel caving, long hole stoping and cut and fill mining are required to achieve the maximum efficient extraction of mineralization.

Sub-level caving is used for the bulk tonnage Ojuelas deposit. Long hole stoping is being used for near-vertical structures that are consistent along strike and length and have competent wall rock. Cut and fill is used in areas of poorer ground conditions and strong alterations in the hanging wall and footwall.

Ground conditions throughout most of the La Encantada mine are considered good. In contrast, the mineralized breccia and massive lens-type deposits form weak, soft material that lends itself to caving mining methods. The vein deposits possess fair rock quality and are hosted in competent limestone. Waste pillars are left where necessary to increase stability in long hole stoping.

All working areas are above the water table which is at 1,424 masl. The main water inflow comes from surface filtration during the rainy season.

Ventilation for the Prieta complex is primarily supplied through the Esperanza ramp and 660 vent raise and extracted through the Maria Isabel shaft (113 kcfm). For the La Encantada mine, fresh air enters via the old Plomo area and Guadalupe mine portal and is exhausted through the main vent raise.

The LOM development schedule is presented in Table 1-4, and the LOM production schedule is presented in Figure 1-1.

Table 1-4: Development Schedule for La Encantada

Type	Size (m)	2025	2026	2027	Total
Main Access Ramp	4.0 x 4.5	2,142	1,886	1,284	5,312
Main Level Access	4.0 x 4.0	678	597	407	1,683
Ancillary	4.0 x 4.0	3,668	3,230	2,199	9,097
Ventilation Raises	2.5 diam	119	104	71	294

Total Waste Development		6,607	5,817	3,961	16,385

Ore Development	4.0 x 4.0	2,297	1,621	1,414	5,332

Total Development		8,904	7,438	5,375	21,717

11	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 1-1: LOM Production Schedule

Note: Figure Prepared by First Majestic, April 2025.

1.11.	Recovery Methods

The processing plant has been in operation for several years. The facility is divided into two primary areas: Plant No. 1, which includes the crushing and grinding circuits, and Plant No. 2, which contains the leaching circuit. The process utilizes cyanide tank leaching followed by Merrill-Crowe precipitation to produce silver doré bars from ground ROM ore. The crushing and grinding circuits are designed for 3,400 tonnes per day (“tpd”), while the leaching circuit has a capacity of 4,500 tpd.

ROM material is delivered to a 300-tonne steel coarse ore bin equipped with a grizzly feeder. Oversized material is sent to a primary jaw crusher, then combined with undersized material and conveyed to two primary vibrating screens. The crushing circuit operates 18 hours per day.

The grinding section features three ball mills with a nominal capacity of 3,400 tpd.

In the leaching circuit, cyanide and lime (as a pH modifier) are added to the slurry. Cyclone overflow is directed to a 125-foot primary thickener, whose underflow feeds 12 agitated leach tanks providing 50 hours of residence time (first leaching stage). Overflow from the last tank proceeds to an intermediate thickener, where the pregnant solution overflows and the underflow feeds a second leaching stage with five additional agitated tanks for a further 22 hours.

The pregnant leach solution (PLS) is clarified and filtered through three autojet pressure filters and stored in a 1,200 m³ tank before being deaerated and sent to three press filters. PLS production averages 18,000 m³/day at a grade of 17 g/t Ag. The resulting precipitate is dried and smelted in two induction furnaces, yielding 23-kg doré bars. The Merrill-Crowe system has a capacity of 550 kg doré per day.

12	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The CCD circuit consists of four 125-foot thickeners in series. Overflow and underflow streams are systematically recycled to maximize solution recovery. Final tailings are filtered through three press-filters and deposited in the filtered tailings storage facilities (FTSF).

In 2018, a roasting plant was added to reprocess tailings. However, operational issues during ramp-up, particularly in the cooling and materials handling stages, led to the circuit being placed on care and maintenance pending resolution.

1.12.	Infrastructure, Permitting and Compliance Activities

The existing infrastructure at La Encantada can support current mining and mineral processing activities and the LOM plan.

Most of the operation’s support facilities are located near Plant No. 1 and include administrative offices, a medical clinic, warehouse, assay laboratory, core shed, fuel storage facilities, mine compressor building, surface maintenance shop, mine dry, water storage tanks and contractor offices. The mine camp is located approximately 1 km west of Plant No. 1 and the First Majestic-owned airstrip is approximately 6 km west of the mine camp.

Operations personnel are transported by passenger buses from the city of Muzquiz and the town of Ocampo. All equipment, supplies and materials are brought in by road.

The Waste Rock Storage Facilities (“WRSF”) consists of eight different storage locations. Waste Rock Storage Facilities No. 1 to 6 are active and located south, the Waste Rock Storage Facility No. 7 is inactive and located north, and Waste Rock Storage Facility No. 8 is active and located between the other locations. Filtered Tailings Storage Facility No. 5 (“FTSF-5”) is currently in operation and Filtered Tailings Storage Facility No.4 (“FTSF-4”) which is inactive. Rainwater management includes two main diversion channels. The current storage capacity of the FTSF 5 is 1.9 Mt of filtered tailings which represents 1.5 years at the current throughput rates. An Environmental Impact Manifestation (MIA) was received in late 2024 for an expansion of FTSF 5. The expansion adds 7.1 Mt taking the total capacity to 7.4 years of production, sufficient to support the LOM plan.

First Majestic’s camp facilities include 160 housing units for workers and staff with 440 beds, a new 180-person kitchen/dining area for salaried staff, accommodations for contractor managers and visitors, offices for union representatives, an elementary school, a chapel, a grocery store, and recreational facilities.

The electric power for the operation and supporting infrastructure is generated on-site. Additional rental portable generators are installed on an as needed basis. Power demand is currently 7.3 MW per month, which is being supplied by seven natural gas generators. Four 1.1 MW MTU units, one 1.9 MW CAT unit, and two 0.8 MW Siemens units.

Fresh water for the offices and employee housing is obtained from a well located in the underground mine. Industrial water for the mine and plant is obtained from a series of wells located 25 km away. This

13	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

water is pumped to site and stored in a series of storage tanks located throughout the plant and mine facilities.

The La Encantada mine holds major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities, such as an operating license for mining and mineral processing activities, a mine water use permit, an EIA for the La Encantada mine, processing plants and TMF, and a permit for power generation.

Major permits granted to La Encantada include: the environmental license (“LUA”), a groundwater use permit, a power generation permit, a change of land use for the industrial plant and Filtered Tailings Storage Facilities, an environmental impact assessment (“EIA”) for FTSF’s, an EIA for a roasting circuit and EIS for exploration.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the “Decree”), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender). Additionally, on March 18, 2025, the new legislative framework for the hydrocarbon sector in Mexico was published in the Federal Official Gazette. This framework introduces specific permitting requirements for various hydrocarbons, including diesel.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN, and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice.

During the second quarter of 2023, the Company filed an amparo lawsuit, challenging the constitutionality of the Decree. As of the date of this Technical Report, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court.

In February 2024, the La Encantada mine was distinguished as a Socially Responsible Company (“ESR”) by the Mexican Center for Philanthropy (“CEMEFI”) for the third consecutive year. The ESR award is given to companies operating in Mexico that achieve high performance and commitment to sustainable economic, social, and environmentally positive impact in all corporate life areas, including business ethics, engagement with the community, and preservation of the environment.

14	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.13.	Capital and Operating Costs

The La Encantada mine has a well-established cost management system and a good understanding of the costs of operation. Relevant key-performance indicators are compiled and analyzed on a monthly basis to monitor operational performance, analyze financial results, and prepare economic projections.

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities. Sustaining capital expenditures are allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing. Table 1-5 presents the summary of the sustaining and expansionary capital expenditures.

Table 1-5: La Encantada Mining Capital Costs Summary (Sustaining Capital)

Type(M USD)	Total	2025	2026	2027
Mine Development	$16.6	$5.6	$5.6	$5.4
Property, Plant & Equipment	$12.4	$4.2	$4.2	$4.0
Other Sustaining Costs	$4.1	$1.3	$1.6	$1.2

Total Sustaining Capital Costs	$33.0	$11.0	$11.4	$10.7

Near Mine Exploration	$1.5	$0.5	$0.5	$0.5

Total Capital Costs	$34.6	$11.5	$11.9	$11.2

A summary of the La Encantada operating costs resulting from the LOM plan and the economic model used for assessing economic viability is presented in Table 1-6. A summary of the annual operating expense is presented in Table 1-7.

Table 1-6: La Encantada Operating Costs

Type	$/tonne milled
Mining Cost	15
Processing Cost	20.7
Indirect Costs	13.4

Total Production Cost	49.1

Selling Cost	0.8

Total Cash Cost	49.9

Table 1-7: La Encantada Annual Operating Costs

Type (M USD)	Total	2025	2026	2027
Mining Cost	$52.8	$17.7	$17.9	$17.2
Processing Cost	$72.7	$24.4	$24.6	$23.7
Indirect Costs	$47.2	$15.8	$16.0	$15.4

Total Production Cost	$172.7	$58.0	$58.4	$56.3

Selling Costs	$2.7	$0.9	$0.9	$0.9

Total Cash Cost	$175.5	$58.9	$59.3	$57.2

15	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

1.14.	Conclusions

Under the assumptions used in this Technical Report, La Encantada has positive economics for the LOM plan, which supports the Mineral Reserve statement.

1.15.	Recommendations

Qualified Persons recommend a two-phase program of work. Activities in Phase 2 are contingent upon the successful completion of corresponding activities in Phase 1.

•

Phase 1 – Exploration consists of a recommended annual 9,000-meter drilling program, comprising 1,000 meters of infill drilling for short-term production, 4,000 meters of near-mine drilling for mid-term projections, and 4,000 meters of brownfield surface drilling to identify additional resources. The drilling program is estimated to cost $1.2 million per year, excluding underground access development costs. An additional $200,000 per year is allocated for a prospect generation program that includes prospecting, mapping, geochemical, and geophysical surveys. These exploration efforts are part of a multi-year plan and should be reviewed annually. The total estimated expenditure for Phase 1 is $1.4 million per year, or approximately $7.2 million over five years.

•

Phase 2 – Roasting involves capital upgrades to the existing, inoperative roasting circuit. The estimated cost of the required improvements ranges from $20 million to $30 million. Ongoing study and process optimization are recommended to potentially reduce capital expenditures and enhance cost-efficiency. Phase 2 will proceed only if supported by the outcomes of Phase 1. It is recommended to continue exploring opportunities to reduce capital costs and optimize the process to achieve a more cost-effective solution.

The proposed work can be carried out concurrently, with a total estimated expenditure across both phases ranging from $21.2 million to $31.2 million.

16	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

2.	INTRODUCTION

2.1.	Technical Report Issuer

La Encantada Silver Mine (La Encantada, the La Encantada mine) is owned and operated by Minera La Encantada S.A de C.V. (MLE) which is an indirectly wholly owned subsidiary of First Majestic Silver Corp. (First Majestic). First Majestic acquired control of La Encantada through the acquisition of all issued and outstanding common shares of Desmin S.A. de C.V. (Desmin) on November 1, 2006, followed by the 100% acquisition of MLE from Industrias Peñoles, S.A.B. de C.V. (Peñoles) in March 2007.

La Encantada operations consist of an operating underground mine, two processing plants and two Filtered Tailings Storage Facilities (FTSF), one active, one inactive.

2.2.	Terms of Reference

This Technical Report provides information on Mineral Resource and Mineral Reserve estimates for La Encantada and describes process operations and planning for the mine. The Mineral Resource and Mineral Reserve estimates are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014; the 2014 CIM Definition Standards).

2.3.	Cut-off and Effective Date

The effective date of the Mineral Resource and Mineral Reserve estimates presented in this Technical Report is December 31, 2024, which represents the cut-off date for the most relevant scientific and technical information used in the Technical Report for such estimates. The effective date for this Technical Report is August 31, 2025.

In the opinion of the undersigned Qualified Person(s), the scientific and technical information contained in this Technical Report is current as of the Technical Report’s effective date. The Mineral Resource and Mineral Reserve estimates are supported by data and interpretations valid as of December 31, 2024, and no material changes have occurred between that date and the Technical Report’s effective date that would impact the conclusions herein.

2.4.	Qualified Persons

The Qualified Persons (“QP”) for this Technical Report are employees of First Majestic. The QPs are Gonzalo Mercado, P.Geo., Vice President of Exploration and Technical Services, Karla Michelle Calderon Guevara, CPG, Senior Resource Geologist, Michael Jarred Deal, RM SME, Vice President of Metallurgy &

17	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Innovation, Andrew Pocock, P.Eng., Director of Reserves, and Ms. María Elena Vázquez Jaimes, P. Geo., Geological Database Manager.

2.5.	Site Visits

Mr. Mercado visited La Encantada on numerous occasions during 2021 to 2024, with the most recent visit being October 22 to 23, 2024. During the inspections which were typically 2 days in duration, he visited the underground mines, reviewed grade control mapping and sampling, drilling and drill sample practices, project geology, logging as well as mine to mill reconciliation.

Ms. Calderon Guevara worked full-time at La Encantada from 2017 to 2020, and since then she has been visited on several occasions with the most recent visit and inspection being from December 3rd to 9th, 2024. During these site inspections she reviewed and coordinated database management, data validation, project geology, drilling, core handling and logging, mine geology, interpretation, and integration of primary data for geological interpretation and modeling, and the Mineral Resource estimation process.

Ms. Vázquez Jaimes visited the La Encantada mine on several occasions from 2021 to 2023, with the most recent site visit being March 5th to March 9th. During these visits, she conducted database audits and inspected drill core handling procedures to support Mineral Resource estimates. During the most recent visit, she conducted validation and verification of the resource estimation database, assessment of the quality assurance and quality control (QAQC) data, validation of core logging and sampling procedures, and inspection of samples storage.

Mr. Deal has been involved with the La Encantada Mine since 2023, overseeing all processing and metallurgical activities. He visited the site on two occasions during 2024, with the most recent visit taking place in October 2024. Each site visit focused on reviewing processing operations, metallurgical testing programs and results, assay laboratory procedures, maintenance practices, and the status of key process-related projects. These inspections provided direct insight into plant performance, operational challenges, and continuous improvement initiatives, contributing to the ongoing optimization of metallurgical recoveries and plant efficiency.

Mr. Pocock has been involved with the La Encantada Mine since 2024 overseeing, consulting, and supporting technical and operational aspects including civil engineering related to tailings management and processing, environmental permitting and compliance, interim reclamation and closure, and reclamation planning and budgets.

2.6.	Sources of Information

For the purposes of the Technical Report, all information, data, and figures contained or used in its integration have been provided by First Majestic unless otherwise stated. Information sources are listed in Section 27 of this Technical Report.

18	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Exploration and infill drilling are ongoing. Where applicable, results received to date from this recent drilling activity have generally supported the current resource models. The QPs for this Technical Report have reviewed the latest information available from the effective date for the Mineral Resource and Mineral Reserve Estimates to the effective date for the Technical Report and there are no material changes to the information provided in this Technical Report.

2.7.	Previously Filed Technical Reports

Previously filed technical reports and studies include the following:

•

La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates, dated December 31, 2020. Prepared by Ramón Mendoza Reyes, P.Eng., David Rowe, CPG., María Elena Vázquez Jaimes, P.Geo., Brian Boutilier, P.Eng., Persio P. Rosario, P.Eng.

•

NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update, La Encantada Silver Mine, Ocampo, Coahuila, Mexico, dated December 31, 2015. Prepared for First Majestic Silver Corp. by Mendoza Reyes, R., Vázquez Jaimes, M.E., Velador Beltran, J., and Oshust P.

•

Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico, amended and restated February 26, 2009. Prepared for First Majestic Silver Corp. by Addison, R. and Lopez L., of Pincock, Allen & Holt.

•	Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico, dated July 24, 2007. Prepared for First Majestic Silver Corp. by Addison, R. and Lopez, L. of Pincock, Allen & Holt.

2.8.	Units and Currency and Abbreviations

Units of measurement are metric unless otherwise noted. All costs are expressed in United States dollars unless otherwise noted. Only common and standard abbreviations are used wherever possible. Table 2-1 shows the list of abbreviations used.

19	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 2-1: List of Abbreviations and Units

Distances:	mm – millimetre	Other:	tpd – tonnes per day

	cm – centimetre m – metre km – kilometre ft – foot		ktpd – 1,000 tonnes per day Mtpa – 1,000,000 tonnes per year kW – kilowatt MW – megawatt

Areas:	m2 – square metre ha – hectare km2 – square kilometre		kVA – kilovolt-ampere MVA – Megavolt-ampere kWh – kilowatt hour

Weights:	oz – troy ounces koz – 1,000 troy ounces Moz – million troy ounces lb – pound g – grams kg – kilograms t – tonne (1,000 kg) kt – 1,000 tonnes Mt – 1,000,000 tonnes		MWh – megawatt hour °C – degrees Celsius Ag – silver Au – gold Pb – lead Zn – zinc Cu – copper Mn – manganese Ag-Eq – silver equivalent masl – metres above sea level

Time:	min – minute hr – hour op hr – operating hour d – day yr – year	Assay/Grade:	g/t – grams per tonne g/L – grams per litre ppm – parts per million ppb – parts per billion
		Currency:	$ – United States dollar

Volume/Flow:	m3– cubic metre m3/hr – cubic metres per hour gpm – gallons per minute (water) cfm – cubic feet per minute (air) cu yd – cubic yards

20	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

3.	RELIANCE ON OTHER EXPERTS

This section is not relevant to this Technical Report. Information pertaining to mineral tenure, surface rights, royalties, environment, permitting and social considerations, marketing and taxation were sourced from First Majestic experts in those fields as required.

21	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

4.	PROPERTY DESCRIPTION AND LOCATION

4.1.	Location

La Encantada is an actively producing mine located in the municipality of Ocampo, State of Coahuila, northern Mexico, approximately 120 km northwest of the city of Melchor Múzquiz, Coahuila and approximately 120 km north of the town of Ocampo, Coahuila (Figure 4-1). The mine portal is located at approximately 102°32’10” W Longitude and 28°22’13” N Latitude, at an elevation of approximately 1,775 metres above sea-level (masl).

Figure 4-1: Location Map of La Encantada Silver Mine

Note: Figure prepared by First Majestic, August 2025.

4.2.	Ownership

In 1967, Industrias Peñoles, S.A.B. de C.V. (Peñoles) and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop La Encantada. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant and all mine infrastructure facilities, to the private Mexican company Desmin, S.A. de C.V (Desmin). Desmin operated the mine and processing plant until November 1, 2006, when First Majestic purchased all the outstanding shares of Desmin.

22	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Subsequently, First Majestic reached an agreement to acquire all the outstanding shares of MLE from Peñoles.

First Majestic is now the sole owner of La Encantada and all its assets, including mineral rights, surface rights position, water rights, processing plants and ancillary facilities.

4.3.	Mining Tenure

In Mexico, mining concessions are granted by the General Mining Directorate of the Ministry of Economy, and these are considered exploitation concessions with a 50-year term. Mining concessions have an annual minimum investment to complete, and an annual mining rights fee to be paid to keep the concessions effective. Valid mining concessions can be renewed for an additional 50-year term as long as the mine is active. There are 22 granted concessions, which cover an area of 4,076 ha, located within the municipalities of Ocampo and Múzquiz in the State of Coahuila. All 22 concessions are currently in good standing. Table 4-1 lists the concessions, the concession area, and current expiration dates. Concession locations are shown in Figure 4-2.

Table 4-1: List of Minera La Encantada Mining Concessions

No.	Mining Concession	Title	Expiry Date	Surface	Status
				Hectares
1	ENCANTADA	143943	26-Aug-65	75	Valid
2	EL PAJARITO	167061	28-Aug-30	9	Valid
3	MONTECARLO	167062	28-Aug-30	9	Valid
4	EL TIGRE	167065	28-Aug-30	41	Valid
5	EL CAMELLO	167066	28-Aug-30	75	Valid
6	LOS ANGELES	167067	28-Aug-30	20	Valid
7	AMPL. DE LOS ANGELES	167068	28-Aug-30	27.23	Valid
8	EL GRANIZO	167069	28-Aug-30	25	Valid
9	LA PRESITA	167070	28-Aug-30	25	Valid
10	REGALADO	167071	28-Aug-30	100	Valid
11	EL GOLPE 10	178385	6-Aug-36	40	Valid
12	ROSITA No. 19	189752	5-Dec-40	79.95	Valid
13	LOS ANGELITOS	189758	5-Dec-40	27.23	Valid
14	LOS ANGELITOS 2	189759	5-Dec-40	27.23	Valid
15	LOS ANGELITOS 3	190341	5-Dec-40	16	Valid
16	LA PRESITA 10	194878	29-Jul-42	100	Valid
17	SAN JAVIER	217855	26-Aug-52	3.02	Valid
18	LAS ROSITAS	227288	1-Jun-56	287	Valid
19	ROSITA 2	230228	1-Aug-57	350	Valid
20	ROSITA 1	232026	9-Jun-58	50	Valid
21	ROSITA 3	232027	9-Jun-58	850	Valid
22	PLATON	232832	29-Oct-58	1,839.26	Valid

23	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 4-2: Minera La Encantada Mining Concessions

Note: Figure prepared by First Majestic, August 2025.

As per Mexican requirements for grant of tenure, the concessions comprising the La Encantada claims have been surveyed on the ground by a licensed surveyor.

All applicable payments and reports have been submitted to the relevant authorities, and the licenses are in good standing as at the Technical Report effective date.

4.4.	Royalties

In 2013, the Mexican Federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metal mining companies must pay a 0.5% royalty on revenues from gold, silver, and platinum. In 2025, the Mexican Federal Government amended the law and increased the rights from 7.5% to 8.5% of the taxable earnings before interest and depreciation and from 0.5% to 1% royalty on revenues from gold, silver, and platinum.

24	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

La Encantada has a royalty agreement in place with Royalty & Streaming Mexico SA de CV, (owned by Metalla Royalty & Streaming Ltd, consisting of the 100% gross overriding royalty from gold production on the first 1,000 payable ounces annually.

4.5.	Surface Rights

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands or Ejido lands.

According to deeds, MLE owns surface rights covering 2,237 ha on the “Canon del Regalado” properties. These properties were acquired by the previous owner of MLE from a third party. This surface covers the following features: access to the mining complex, mine portals, grinding mill and flotation plant (Plant No. 1), cyanidation plant (Plant No. 2), TMF, the mine camp, offices, and an airstrip.

In 2011 the Tenochtitlán Ejido filed a lawsuit against MLE in agrarian court claiming title to 1,097 ha of the land owned by MLE. The initial lawsuit was decided in favour of MLE and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. Resumption of the initial lawsuit regarding the land title is currently pending a judicial review ruling. MLE has strengthened its relationship with the Tenochtitlán Ejido through ongoing dialogue and is working toward reaching an amicable settlement outside of court. Should Tenochtitlan Ejido obtain a resolution in their favour, negotiations will be needed for compensation of the 1,097 ha.

MLE also holds 19,114 ha of surface rights consisting of the “Cielo Norteño” property to the northeast of the mine covering an area with water rights. Figure 4-3 shows the map of La Encantada Surface Rights.

25	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 4-3: Map of Minera La Encantada Surface Rights

Note: Figure prepared by First Majestic August 2025.

4.6.	Permits

MLE holds major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex. Details of the permits held in support of operations are discussed in Section 20 of this Technical Report.

4.7.	Environmental Considerations

Environmental considerations are discussed in Section 20 of this Technical Report.

4.8.	Existing Environmental Liabilities

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, filtered tailings storage facilities (FTSF) and all surface infrastructure that supports the operations.

Additional information on environmental matters is provided in Section 20 of this Technical Report.

26	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

4.9.	Factors and Risks

To the extent known to the QPs, there are no other significant factors and risks that may affect access, title, or the legal right or ability to perform work at La Encantada that are not discussed in this Technical Report.

27	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The La Encantada mine is located approximately 500 km north of the city of Torreon and 220 km northeast of the city of Muzquiz by road, and although in a remote location, it is accessible year-round. The city of Muzquiz is connected to the national highway system.

5.1.	Accessibility

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from the city of Torreón, Coahuila (about 1:15 hours flying time). MLE operates its own private airstrip at the La Encantada mine. The airstrip is paved, 1,200 m long by 17 m wide, and is located at 1,300 masl.

Road access from the city of Muzquiz is via a 150 km paved road and another 70 km of gravel road. Driving time from the city of Múzquiz is approximately 2.5 hours, about five hours from the town of Ocampo and about eight hours from the international airport in Torreón city. The mine can be accessed and operated all-year round. Figure 5-1 shows the road access route to La Encantada.

Figure 5-1: Access to La Encantada

Note: Figure prepared by First Majestic, First Majestic August 2025.

28	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

5.2.	Physiography

La Encantada is located in the northern part of the Sierra Madre Oriental (SMO) physiographic province in a mountain range that corresponds to a symmetrical anticline (La Encantada Range). The La Encantada mountain range runs for about 45 km in the northwest–southeast direction and has elevations that vary from about 1,500 m to over 2,400 m.

5.3.	Climate

La Encantada lies within a semi-hot and dry desert region and annual average temperatures typically range from 10–22°C, reaching highs of 30°C and lows of 2°C. Days with recorded freezing temperatures range from 20 to 40 days during the year. Annual average rainfall varies from 10–400 mm with most of the rain occurring during the summer months in short rainstorms. The predominant wind direction is from the northeast.

5.4.	Local Resources and Infrastructure

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during an extended period of active operation by First Majestic and the mine’s previous owners, Peñoles and Compañía Minera Los Angeles, S.A. de C.V. (Compañía Minera Los Angeles).

Power supply to the mine, processing facilities and camp site is from diesel and liquified natural gas generators operated for First Majestic by a contractor. First Majestic also provides the potable water supply. First Majestic has installed a satellite communication system with internet. Handheld radios are carried by supervisors, managers, and vehicle operators for communication. Most f the supplies and labour required for the operation are sourced from the cities of Múzquiz, Sabinas and Monclova Coahuila, or directly from suppliers.

Additional information on the Project infrastructure is provided in Section 18 of this Technical Report.

29	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

6.	HISTORY

Exploration activities in the Encantada were initiated in 1956 by Compañía Minera Los Angeles. In 1956, the San José and Guadalupe deposits located to the north of the Escondida breccia pipe deposit were discovered and developed, and the related underground operation was known as the El Plomo mine. At the end of 1956, the San Francisco Vein was discovered, and in 1957 mining commenced on the 800, El Socorro and 8-de-Enero deposits. In 1963, the of the Prieta complex deposits were discovered as well as areas of the San Javier complex.

In 1967, Peñoles and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop La Encantada. A magnetic-separation plant was installed in July 1973 and replaced five years later by a flotation processing plant. The Cuerpo 660 high-grade silver massive lens replacement zone between the 635 and 710 levels was discovered in the Prieta complex in 1967, together with irregular replacement bodies and vein-type deposits.

In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant and all mine infrastructure facilities, to Desmin. Desmin operated the mine and processing plant at approximately 25% capacity until November 1, 2006, when First Majestic purchased all the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all the outstanding shares of MLE from Peñoles.

From November 2006 to June 2010, First Majestic operated a 1,000 tpd flotation plant which was refurbished after the Desmin purchase. All production during this period was from the flotation plant and was in the form of a lead–silver concentrate.

Construction of a 3,750 tpd cyanidation plant commenced in July 2008. Full production capacity was reached in the fourth quarter of 2010. During 2011, several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. Commencing in November 2009, the cyanidation plant began producing precipitates and silver doré bars. The flotation circuit was placed on care-and-maintenance in June 2010, except for the crushing and grinding areas, which remain in operation. Since that time, the La Encantada operation has been producing only doré bars.

In December 2014, First Majestic began a plant expansion initiative to increase the crushing and grinding capacity to 3,000 tpd. A new ball mill, a tertiary crusher, two vibrating screens and a series of conveyor belts were installed. The plant expansion was completed by the end of May 2015 allowing for the ramp up to 3,000 tpd in July 2015.

The Esperanza decline was excavated to access the Prieta complex since the caving method that was to be used in the area was expected to damage the old Peñoles shaft and isolate the mining area from surface. In March 2018, the first caving blast was performed, and a constant production was achieved in the end of third quarter of 2018. The Esperanza ramp reached the Prieta complex in October 2018 and mining continues there today.

30	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

6.1.	Production History

Mine production figures since 2014 in tonnes and ounces of silver are presented in Figure 6-1.

Figure 6-1: Mine and Silver Production since 2014

Note: Figure prepared by First Majestic, April 2025.

31	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

7.	GEOLOGICAL SETTING AND MINERALIZATION

7.1.	Regional Geology and Stratigraphy

La Encantada is located in the Sierra La Encantada, a northwest-trending mountain range, located in the northern part of Coahuila within the Sierra Madre Oriental fold and thrust belt. The SMO extends in a south–southeasterly direction for about 1,500 km, between longitudes 101°W and 108°W from the U.S.–Mexican border in the north to latitude 20°N in the south. In Coahuila, the SMO encompasses wide flat alluvial plains separated by long narrow north–south to west–northwest-trending ranges.

The tectonic and stratigraphic basement consists of a mosaic of tectono-stratigraphic terranes bounded by mapped and interpreted shears or sutures. The names “Coahuila” or “Coahuiltecano” terrane were proposed by Campa and Coney (1983) and Sedlock et al. (1993), respectively, for the Paleozoic basement of the northeastern portion of Mexico beneath most of the states of Coahuila, Nuevo León, and Tamaulipas. Figure 7-1 shows the SMO province and the Coahuiltecano terrane and other terranes of Mexico as defined by Sedlock et al. (1993).

Figure 7-1: Map of Mexico Showing the SMO Physiography and location of La Encantada Silver Mine

Note: Regional mines shown are operated by third parties. Figure prepared by First Majestic, April 2025.

32	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The Coahuiltecano terrane consists of Paleozoic low-grade metamorphic rocks, and Paleozoic arc-derived flysch and arc-related volcanic rocks that were intruded by Triassic calc-alkalic plutons and overlapped by Late Jurassic and Cretaceous platform rocks that cover most of the terrane.

Paleogeographic features that were relevant for the post-Paleozoic stratigraphic and tectonic evolution of the region include the Burro-Peyotes Peninsula, the Coahuila Block, and the Sabinas Basin. The Sabinas Basin is a graben limited by the Coahuila Block to the south, and the Burro–Peyotes peninsula to the north. Formation of the Sabinas Basin began in the Permo–Triassic during the Ouachita–Maraton orogeny. Reactivation of the San Marcos fault in the Late Jurassic accommodated north–northeast crustal extension and contributed to the development and growth of the basin (Chavez-Cabello et al., 2007). The San Marcos fault is a 300 km long crustal structure that separates the Coahuila block from the Coahuila fold belt.

During the Jurassic and Cretaceous, development of the Sabinas Basin, a ~6,000 m-thick sequence of siliciclastic, carbonate, and evaporite sediments were deposited unconformably on the Coahuiltecano terrane (González-Sánchez et al., 2009). Sabinas Basin carbonate rocks, including the Lower-Upper Cretaceous Cupido, La Peña and Aurora Formations, host mineralization at La Encantada and other mines and prospects in the region.

Northeast–southwest oriented compression during the Cretaceous to early Tertiary Laramide Orogeny deformed the Mesozoic sedimentary rocks into a series of north–northwest-trending folds and faults, which gave rise to the SMO, i.e., the Mexican fold thrust belt. Extension in the mid to late Tertiary reactivated and reopened Laramide age and older faults, including the structures bounding the Coahuila platform and the Burro-Peyotes peninsula (San Marcos and La Babia faults, respectively), and developed further northwest–southeast oriented faults.

The mid-Tertiary extensional deformation was accompanied by widespread magmatism, with the related fault zones acting as conduits for the emplacement of shallow level intrusive rocks within the carbonate sedimentary sequence (granitic, monzonitic and granodioritic stocks). Some intrusions produced skarn-related mineralization where in contact with Cretaceous limestones and were later exposed by erosion due to widespread uplift and block faulting during the Pliocene.

7.2.	Regional Structure

The SMO is made up of north- and northwest-trending anticlinal ranges and faults that formed during the Laramide Orogeny between the Late Cretaceous and Early Tertiary. Pre-existing structures cutting through the Paleozoic basement of Northern Mexico were probably reactivated during the Laramide Orogeny and during post-Laramide, Eocene–Oligocene extensional tectonics. Two major crustal structures were important in the formation and growth of the Sabinas Basin: the northwest-trending San Marcos fault to the south, separating the Coahuila block from the Sabinas Basin, and the northwest-trending La Babia fault to the north, which separated the Burro-Peyotes peninsula from the basin (Figure 7-2).

33	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 7-2: Map of Northern Coahuila Showing the Sabinas Basin and the Regional La Babia and San Marcos Faults

Note: Figure prepared by First Majestic, April 2025.

Crustal scale structures are interpreted as favorable structural settings for the localization of mineral deposits, and La Encantada lies along the projection of the La Babia fault-lineament. Examples of other deposits along the major crustal faults include Sierra Mojada, which lies right on the San Marcos Fault, and Platosa lying along a major northwest-trending structure on the western margin of the Coahuila block (Stockhausen, 2012, Megaw et al., 1988). Other important districts such as Santa Eulalia and Naica lie in a similar structural setting within the Chihuahua trough (Ruiz et al., 1986; Megaw et al., 1988).

34	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

7.3.	Local Geology and Stratigraphy

The stratigraphic section at La Encantada consists of marine sedimentary rocks that were deposited in the Sabinas Basin between the Lower Cretaceous and the Upper Cretaceous. The base of the stratigraphic section consists of the Early Aptian age Cupido Formation. The Cupido Formation consists of thin-bedded limestones and dolostones that have rarely been intersected by deep drill holes. The formation crops out outside the Project area in the La Vasca range approximately 30 km northwest of the mine.

The approximately 200 m thick La Peña Formation of Late Aptian age overlays the Cupido Formation and consists of thin-bedded black shales interlayered with black bituminous carbonaceous limestones (Lozano, 1981).

Conformably overlying the La Pena Formation is the 452 m thick Early-Middle Albian Aurora Formation, which is the primary host rock for mineralization at La Encantada. The lower unit consists of medium to massive bedded calcilutites and minor calcarenites, becoming more distinctively medium-bedded calcispaerula bearing to locally cherty calcisiltites in the upper section (Lozej and Beals, 1977; Lozano, 1981). The middle of the limestone sequence consists of dense, thick-bedded, grayish calcilutite, which forms distinctive cliff faces at La Encantada. The upper Aurora Formation consists of medium to thin bedded limestone. Figure 7-3 shows a view of the Encantada range front exposures of the Aurora Formation.

Figure 7-3: Panoramic View of La Encantada Range Front Exposing the Aurora Formation

Note: Looking North. Figure prepared by First Majestic, April 2025.

35	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Conformably overlying the Aurora Formation is the middle Albian-lower Cenomanian age Cuesta del Cura Formation. This distinctive thin-bedded limestone consists of 250–350 metres of oolitic limestones with abundant chert nodules and lenses.

Thin-bedded alternating shales and limestones of the Del Rio Formation, and medium-bedded limestones correlating to the Buda Formation conformably overlie the Cuesta del Cura Formation; their precise thicknesses in the mine area are unknown, but estimated thicknesses are approximately 45 m for the Del Rio Formation and 100 m for the Buda Formation (Diaz, 1987). Figure 7-4 is a property geological map showing the main outcropping units and structures, and Figure 7-5 is a stratigraphic column for the area.

Figure 7-4: Geological Map of La Encantada Property

Note: Figure prepared by First Majestic, April 2025.

36	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 7-5: Stratigraphic Column for La Encantada

Note: Figure prepared by First Majestic, April 2025. FM = formation.

A granodiorite stock and rhyolite to basalt dikes of Eocene–Oligocene age intrude the Cretaceous carbonate rocks. The granodiorite is intersected in drill-holes within the La Prieta complex and in underground developments and drill holes at the San Javier–Milagros complex. The intrusion consists of feldspar, quartz, and ferromagnesian minerals (hornblende), and commonly shows retrograde alteration consisting of epidote, chlorite and tremolite along fractures and disseminated in the matrix. Localized silicification and higher temperature potassic alteration has been also observed, affecting the matrix.

Intrusion-related alteration of the wall rocks produced irregular skarn, hornfels and marble aureoles in the Prieta complex. Because of its spatial relationship to the skarn alteration and mineralization, it is believed that the intrusion is genetically linked to the polymetallic mineralization. Whole-rock K/Ar dating of hydrothermally altered granodiorite yielded a chronological age of 27 Ma (Diaz, 1987). The K/Ar age reported by Diaz (1987) should be interpreted as a minimum age of intrusion emplacement. Age determinations by the K/Ar method in a fresh quartz monzonite intrusion from the La Vasca prospect located 30 km northwest from La Encantada gave a 52 Ma age date, whereas other intrusions in northern Coahuila had ages between 30–35 Ma (Kiyokawa, 1977). The Eocene–Oligocene age range of the intrusions in northern Coahuila suggest that magmatic and hydrothermal activity prevailed in the region for at least 25 million years.

37	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

7.4.	Structural Geology

La Encantada lies on the southwestern flank of the northwest-trending Sierra de La Encantada anticlinorium and the silver deposits occur along a series of northeast-trending faults and fractures that cut obliquely across the regional north–northwest-trending anticlinorium. Multiple phases of fracturing associated with uplift and igneous intrusions has added complexity to the structural regime.

Structural data at La Encantada appear to fit with the tectonic evolution defined in other parts of northern Mexico, which is likely to comprise four deformation events (Starling, 2014):

1.

East–northeast–west–southwest compression (D1) related to the early stages of the Laramide orogeny (~80–60 Ma) produced north–northwest-trending open upright folds and low-angle shearing sub-parallel to bedding. The D1 event is likely to have generated the initial structural pattern in the La Encantada district, with the northeast fault zones developed as steep tear/transfer faults that appear to have been initially dextral in shear sense. North–northwest structures control the position of some shoots of mineralization.

2.

North–northeast–south–southwest oriented compression and contractional deformation (D2) occurred during the opening of the Atlantic basin (~60–40 Ma). D2 marked the change from “thin-skinned” (i.e., cover rocks only) fold–thrust deformation to “thick-skinned” deformation (including the basement) that reactivated basement structures and terranes. The open fractures that host the northeast-trending vein systems were developed during D2.

3.	Post-Laramide orogenic relaxation in the form of north–northeast–south–southwest regional extension (D3), which is seen throughout Mexico and the southern USA.

4.	Early- to main-stage Basin-and-Range east–northeast–west–southwest extension (D4) that produced north–northwest-trending normal faults and tilting in the regions of higher degrees of crustal thinning.

The most important ore-controlling structures at La Encantada are northeast-trending normal faults and fractures that control the formation of breccia pipes and vein shoots at the intersection with northwest-trending cross structures. Major northwest- to north–northwest-trending faults such as the main La Encantada front-range fault do not appear to be mineralized.

7.5.	Mineralization

7.5.1.	Overview

Deposits at La Encantada are examples of polymetallic, high-temperature, intrusion-related carbonate-replacement and minor skarn-hosted deposits. The carbonate-replacement deposits are hosted by the Jurassic–Cretaceous Aurora Formation (Megaw et al., 1988).

Carbonate replacement deposits are characterized by irregularly shaped pods, massive lenses, and tabular masses of oxides. Some replacement deposits and mineralization are associated with skarn alteration also hosted by the sedimentary carbonate rocks.

38	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Discordant, near-vertical deposits with irregular elongate shapes proximal to main intrusions are referred to as chimneys and breccia pipes, such as the San Javier, Milagros, and Prieta breccia deposits.

Tabular sub-vertical replacement deposits are referred to as veins and can contain richer mineral shoots or small chimneys at the intersection of northwest-trending faults and fractures. Steeply dipping, tabular deposits of the Vein systems have a northeast orientation and are commonly distal to main intrusions. Narrow andesitic dikes are hosted along some northeast-trending vein/faults, and some host silver mineralization, e.g., the Dique San Francisco.

Massive lens replacement zones of the Prieta complex are proximal to a granodiorite source intrusion and formed adjacent to skarn alteration. Contact metamorphic features (recrystallization to marble, development of hornfels and skarnoid) normally occurs peripheral to the skarn zone.

Intrusive contacts and intrusion-related faults are the most important controls in the skarn-related deposits, whereas skarn-related alteration, faults, folds, and fracture systems are dominant controls on breccia pipes, massive lenses, and veins.

The mineral deposits have been grouped into four geological mine areas: the Prieta complex, the San Javier–Milagros complex, the Vein systems, and Filtered Tailings Storage Facility No.4. Figure 7-6 is a location map.

39	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 7-6: Mineral Deposits at La Encantada. Plan View.

Note: Figure prepared by First Majestic, April 2025.

Note: When used for plan maps and figures, this compass symbol is a graphical representation of grid north, with the black triangle marking north. All map scales are in meters.

40	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Mineralization at La Encantada consists of secondary oxide minerals that are the products of the strong supergene oxidation of primary sulphides, extending to >500 m depth. The most common oxide minerals are hematite, goethite, jarosite, argento-jarosite, cerussite, anglesite, zincite, pyrolusite, hemimorphite, smithsonite, willemite, malachite and brochanthite. Native silver occurs as the oxidation product of the silver sulphide mineral acanthite.

Native silver and oxide minerals also occur with sulphides in skarn and carbonate replacement zones where sulphides are partially converted to oxide minerals. The sulphide minerals acanthite, pyrite, magnetite, marmatite (iron-rich sphalerite), galena, chalcopyrite, and covellite occur in the Prieta and San Javier–Milagros complexes.

Filtered Tailings Storage Facility No.4 consists of cyanidation circuit filtered tailings from previously processed ore that has been stacked on the surface close to process Plant No. 2.

7.5.2.	Prieta Complex

The Prieta complex silver, lead, and zinc polymetallic deposits consist primarily of massive lens-type and breccia pipe carbonate replacement deposits that formed adjacent to the limits of skarn alteration in Aurora Formation limestones. The skarn alteration also hosts silver, lead, zinc, and gold mineralization in a dome shaped halo that surrounds a granitic intrusion (Figure 7-7).

Figure 7-7: Plan View and Vertical Section of the Prieta Complex.

Note: Figure prepared by First Majestic, April 2025.

The massive lens type deposits include Ojuelas, Cuerpo 660, and La Fe. Together, these deposits form a nearly continuous carbonate replacement zone encircling the skarn alteration, between 1,425–1,675 m elevation, which has lateral dimensions of approximately 550 by 350 m. The Ojuelas deposit is positioned on the east side of the skarn alteration and is fault offset from the Cuerpo 660 deposit to deeper structural levels by the Dike Escondida normal fault. The La Fe deposit is positioned on the south side of the skarn alteration between 1,550 and 1,650 m elevation with lateral dimensions of approximately 300 by 150 m.

41	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Skarn-hosted mineralization and irregular carbonate replacement deposits are found surrounding the massive lens deposits. Locally the carbonate replacement mineralization appears to conform to the bedding of the limestone, but in other areas the mineralization crosscuts bedding. Structurally above the Ojuelas deposit the Aurora Formation is intensively fractured, with hematite staining along fractures.

The Prieta breccia pipe is a high-grade, polymetallic silver, lead, zinc deposit that formed on the west side of the complex adjacent to and structurally above the skarn alteration. The breccia body is an irregular chimney-shaped deposit that extends from 1,600–1,800 m in elevation with lateral extents of 100 by 100 m. The deposit is intensely oxidized and comminuted, obscuring primary textures. It is believed to have had a massive to semi-massive sulfide matrix originally.

Fault zones associated with the development of the Prieta breccia pipe and the massive lens carbonate replacement deposits also host polymetallic silver mineralization. The Falla 35 fault strikes northwest, crosscuts the Prieta breccia pipe and hosts vein-style mineralization to the southeast of the breccia, extending to the La Fe deposit. The Falla Asuncion fault strikes northeast and crosscuts both Cuerpo 660 to the north and La Fe to the south. Falla Asuncion can show silver and higher levels of gold as this structure is hosted primarily within skarn alteration, which contains disseminated gold.

7.5.3.	San Javier–Milagros Complex

The San Javier–Milagros complex consists of a quartz monzonite stock bounded by two silver breccia pipe deposits and associated chimney-shaped, silver-bearing, carbonate replacement deposits. These are the San Javier and the Milagros breccias with the adjacent Nucleo and Cuerpo 310 replacement deposits. The Milagros intrusion also hosts lesser silver mineralization near its margins. The San Javier-Milagros complex extends from the 1,400 m elevation to surface at the 2,000 m elevation and has lateral extents of approximately 400 by 175 m.

The San Javier breccia is a poorly consolidated and predominantly clast-supported, chimney-shaped breccia consisting of sub-rounded limestone fragments (monomictic breccia) ranging in size from tens of centimetres to several metres. Some of the clasts are recrystallized or replaced by iron and manganese oxides, and the matrix is usually fine-grained oxidized and comminuted rock. In contrast, the Milagros breccia is a matrix-supported, chimney-shaped breccia consisting of limestone and intrusive clasts (polymictic breccia) varying in size from centimetres to tens of centimetres. The matrix of the Milagros breccia is made up of fine-grained and oxidized and comminuted rock. Most rock fragments in this breccia are rounded to sub-rounded. Figure 7-8 shows vertical and level plan views of the complex and Figure 7-9 shows examples of the Milagros breccia.

42	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 7-8: Vertical Section and Plan View of the San Javier Milagros Complex

Note: Figure prepared by First Majestic, April 2025.

Figure 7-9: The Milagros Breccia Visible at the 1660 UG Level

Note: Figure prepared by First Majestic, April 2025.

7.5.4.	Vein Systems

The silver mineralization in the Vein systems consists of numerous, steeply-dipping, tabular-shaped deposits with open space-filling and carbonate replacement developed along northeast-trending faults and fractures. From north to south, are the Conejo, Bonanza, Dique San Francisco, 990, 990-2, Regalo, Azul y Oro and Buenos Aires vein systems (Figure 7-10).

43	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 7-10: Plan View and Vertical Section of the Vein Systems.

Note: Figure prepared by First Majestic, April 2025.

Northwest-trending cross-faults intersect the northeast-trending veins, which occasionally favors the development of pipe-like chimneys or vein-hosted mineral shoots. Mineralogically, the veins consist of siderite, manganiferous calcite, calcite, hematite, goethite, pyrolusite, acanthite and native silver. Vein mineralization occurs commonly between 1,750– 1,950 metres elevation although greater vertical extents are encountered particularly at the intersections of the veins with the northwest-trending structures. The entire system has been recognized over an area that is approximately 2000 by 750 m. Veins typically pinch and swell and vein thickness varies between a few centimetres to several metres in the case of the Conejo and 990 vein systems. The Dique San Francisco is over 1,700 m in strike length and the vein structure contains an oxidized and argillic altered andesitic dike that has been mineralized along with the carbonate replacement adjacent to the dike.

44	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

8.	DEPOSIT TYPES

The principal mineral deposits at La Encantada are examples of high-temperature, carbonate-hosted silver-lead-zinc replacement deposits. According to Megaw (1988) and Plumlee (1995), polymetallic vein and replacement deposits are hosted in thick carbonate sedimentary sequences, they are commonly intimately associated with igneous intrusions, and they are controlled by local and regional structures. Vein and carbonate hosted silver-lead-zinc replacement deposits are characterized by irregular shaped pods, lenses, and roughly tabular mantos. Some carbonate replacement deposits (CRD) are associated with skarn alteration and mineralization also hosted by the sedimentary carbonate rocks.

Geochemical data indicate temperatures ranging from 200° to 500°C. The hotter solutions are typically from skarn zones adjacent to intrusions. The wide range of mineralization styles possessed by these deposits reflects different responses to intrusions, depth of emplacement, host-rock characteristics, structural control, and geochemical evolution.

The host carbonate rocks are often altered, recrystallized, or bleached, and in some deposits the carbonate minerals are replaced by calc-silicate skarn minerals such as epidote, garnet, and pyroxene in proximity to igneous intrusions. Mineralization may be hosted in the intrusions as well. Mineralization is present in mantos or massive lenses, pipes, and veins, and some massive ore contains > 50% sulfide minerals. A district may contain a series of orebodies controlled by both structures and stratigraphic features.

Discordant near vertical deposits with irregular elongate shapes proximal to main intrusions are referred to as chimneys and breccia pipes, such a San Javier, Milagros, and Prieta breccia deposits.

Tabular sub-vertical replacement deposits are referred to as veins, and they can contain richer mineral shoots or small chimneys at the intersection of northwest-trending faults and fractures. Steeply dipping, tabular deposits of the Vein Systems have a northeast orientation, and they are commonly distal to main intrusions. Narrow andesitic dikes are hosted along some northeast-trending vein/faults, and some host silver mineralization, e.g., the Dique San Francisco.

Massive lens replacements of the Prieta Complex are proximal to a granodiorite source intrusion, and they formed adjacent to skarn alteration. Contact metamorphic features (recrystallization to marble, development of hornfels and skarnoid) normally occurs peripheral to the skarn zone.

Figure 8-1 shows a schematic model of the polymetallic silver deposit types observed at La Encantada adapted from Megaw, 1988.

45	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 8-1: Schematic of Carbonate Replacement Deposit Model.

Note: Figure prepared by First Majestic, April 2025.

Exploration programs that use a CRD model are considered appropriate for the La Encantada area.

46	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

9.	EXPLORATION

Surface exploration work completed by First Majestic at La Encantada includes geological mapping, geochemical sampling, natural source audio-frequency magnetotellurics (NSAMT) geophysical survey, acquisition and processing of regional aeromagnetic data, an isotopic study, and core drilling. Surface geological mapping and sample geochemistry was completed at El Camello, Anomaly B, La Escalera and El Plomo, El Monje and La Esquina. Surface drilling has been carried out at Ojuelas in the Prieta complex, El Camello, El Plomo, Conejo Extension, Brecha Encanto, Veta Sucia, Veta Pajaritos, El Venado Bx and other areas with surface rock chip anomalies and/or other proxies to exploration prospectivity (Figure 9-1).

Figure 9-1: Location Map of Exploration Areas Showing Surface Rock Chip sample results.

Note: Figure prepared by First Majestic, April 2025.

47	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Underground exploration primarily consists of a combination of drilling and mine development, sampling, and mapping along structures due to the complexity of the mineralized bodies.

9.1.	Geophysical Surveys

9.1.1.	Magnetic Surveys

In 1994, Peñoles completed an aeromagnetic survey that identified five different magnetic highs. One of the magnetic anomalies lies over the Prieta complex. The other four anomalies were referred to by Peñoles as the A, B, C and D anomalies and occur within 4 km of the mine along a north–northwest trend. Mapping and geochemical surveys were conducted by Peñoles’ geologists on those anomalies.

In 2009, First Majestic acquired regional aeromagnetic data from Servicio Geológico Mexicano and retained the services of Instituto Potosino de Investigación Cientifica y Tecnología to perform data processing. The digital data were collected between 1975 and 1976 with flight lines-oriented northeast–southwest, line spacing of 1,000 m and altitude of 450 m with respect to the terrain. The study produced a reduction to pole (RTP) magnetic anomaly map showing sharp magnetic highs over intrusions in the region. In general, magnetic highs were identified over regional intrusions and magnetic lineaments could be distinguished along regional structures outside of the Project area.

In 2016, First Majestic contracted R.B. Ellis to conduct a local aeromagnetic survey over the La Encantada property. Analytic signal and RTP were successful in detecting intrusive bodies in the Prieta and San Javier Milagros complex areas. As a result, the methods, were recommended to be used in other areas to identify alignment of magnetic anomalies and linear features that could represent structures and intrusion sources. Figure 9-2 shows the RTP magnetic anomaly map and exploration areas.

48	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-2: RTP Map Showing Magnetic Highs in Exploration Areas of Interest

Note: Figure prepared by First Majestic, April 2025.

9.1.2.	Natural Source Audio Magneto Telluric Survey

In 2008, First Majestic hired Zonge Engineering and Research Organization (Zonge) to conduct a NSAMT survey) over the A, B, C and D magnetic highs, the La Escalera breccia and the Plomo anomaly. The study comprised 28 east-west oriented lines totaling 30 line-km with a station spacing of either 25 or 50 m.

The primary goal of the NSAMT survey was to assess the subsurface resistivity structure in the area east of the La Encantada mine. Except for one area (El Camello), survey data from six other sites, including Anomaly A, Anomaly B, Anomaly C, Anomaly D, Escalera, and El Plomo was of sufficient quality and resolution to provide reasonable geological interpretations from the observed resistivity models. Figure 9-3 shows the location of the NSAMT lines surveyed over the magnetic highs defined by Peñoles in 1994.

49	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-3: Map Showing the Location of the NSAMT Survey Lines

Note: Figure prepared by First Majestic, April 2025.

Over Anomaly A, the study identified a low-angle structure cut intermittently by narrow vertical conductive features indicative of vertical faults or fractures in the shallow and mid depth range (Figure 9-4).

50	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-4: NSAMT Section Across Anomaly A

Note: Figure prepared by First Majestic, April 2025.

Two core drill holes were completed to test the anomaly. The holes did not intercept silver mineralization but did intercept andesitic dikes and breccias.

The survey outlined a steep vertical gradient over Anomaly B, together with a change in resistivity character that may indicate a major fault (Figure 9-5).

51	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-5: NSAMT Section Across Anomaly B

Note: Figure prepared by First Majestic, April 2025.

Two holes were drilled for a total of 1,263 m were drilled to test this area, but the results were negative.

Lines over Anomaly C near La Palma revealed a resistivity structure similar to that observed at Anomaly A

Three holes were drilled for a total of 1,476 m and intercepted a limestone clast-supported breccia with anomalous silver, lead, zinc, and mercury values.

Lines over the El Plomo anomaly indicate a subsurface resistivity structure similar to that observed at Anomaly B, and a feature of interest is located at about Station 475 on Line 2.

Here a narrow high resistivity dike-like feature is inferred from deep in the section extending upward to the near surface. A total of six holes were drilled totalling 2056 m at El Plomo and the holes indicate that the resistivity anomaly corresponds to a quartz-siderite vein hosted in a fault zone.

At La Escalera the data show a consistent subsurface resistivity anomaly, with a moderately conductive shallow layer (20–50 m thick) and a thick mid-depth range resistor (from about 100 m depth to 600–800

52	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

m depth). Below the thick resistor is a thin, very conductive layer or contact (5–25 ohm-m) that grades into low to moderate resistivity to the base of the model sections.

A total of 1,240 m were drilled at La Escalera area in three holes but the results were negative.

9.2.	Stable Isotope Analysis

In 2018 First Majestic completed an 18O and 13C stable isotope analysis over the intrusion-related San Javier–Milagros complex to test the ability of the method to identify buried intrusive rocks. Exploration geologists collected 33 surface samples from limestone outcrops along two different lines oriented northeast and northwest. The northwest orientation line revealed a decay in isotopic composition from samples close to the projection of Milagros intrusion (Figure 9-6).

53	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 9-6: Location Map of Isotope Sampling and Results of d18O for the northwest line

Note: Figure prepared by First Majestic, April 2025.

Based on the results from this investigation, additional studies are planned over areas where strong magnetic anomalies have been observed to test for the presence of possible intrusive rocks.

54	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

10.	DRILLING

From 2008–2011, drilling at La Encantada consisted of small diameter delineation drill holes used to support mine development. From 2011–2024, First Majestic conducted core drilling programs to explore the Project area and to support geological interpretations, modeling, and mineral resource estimates. No reverse circulation (RC) drilling has been carried out by First Majestic. Channel sampling from underground mine developments was completed to support mine production and Mineral Resource estimation.

Drilling can be separated into three distinct types per its objectives: Exploration drilling aiming to find new mineralization or extensions of known mineralization; Resource Upgrade, Infill drilling aiming to convert Inferred Resources into Indicated Resources; and Delineation drilling often times completed as “OPEX” and aiming to convert Indicated to Measured Resources derisking mining plans.

10.1.	Exploration and Infill Drilling

Core drilling typically recovered HQ size core (63.5 mm core diameter) from surface and underground, and NQ size core (47.6 mm) was used where ground conditions required a reduction in core size to drill deeper. Between March 2011 and December 2024, several core drilling campaigns were completed. Total drilling during this period amounts to approximately 139,000 m across the mine areas and 193 m from 10 hollow stem auger drillholes in the Filtered Tailings Storage Facility No.4. Table 10-1 shows a summary of the drill holes completed and Figure 10-1 is a location map of the drill holes.

Table 10-1: Drill Holes Completed by First Majestic, La Encantada

Drilling Year	Company	Drill Holes	Meters Drilled
2011	First Majestic	19	3,272
2012	First Majestic	15	2,513
2013	First Majestic	43	5,440
2014	First Majestic	94	16,457
2015	First Majestic	63	8,049
2016	First Majestic	56	10,785
2017	First Majestic	89	15,491
2018	First Majestic	106	19,955
2019	First Majestic	66	17,724
2020	First Majestic	58	17,756
2021	First Majestic	57	16,127
2022	First Majestic	26	10,021
2023	First Majestic	9	3,812
2024	First Majestic	12	5,513

Grand Total		713	152,914

55	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 10-1: Drill Hole Location Map, La Encantada

Note: Figure prepared by First Majestic, April 2025.

56	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

10.2.	Core Handling and Storage

The standard practice followed by First Majestic’s drillers and contractors under First Majestic supervision is:

1.	Extract the core every 3.05 m (length of one drilling rod or run), place the core onto a sample collector that matches the length of the run;

2.	Break the core when necessary to ensure pieces match the length of the core box;

3.	Mark the core using a coloured pencil at the place where it was broken;

4.	Place the core into the core boxes, and then place a wooden block at the end of the run with the total depth of the hole and core length recovered in the run;

5.	Mark hole ID and box number on the core boxes and lids, then once full, the core box is closed with a top lid and stacked for transportation.

Core boxes from underground drilling are transported and delivered to the core shed by drillers at the end of every shift (drillers work 12-hour shifts). The core boxes are properly closed, and the box lids are secured with raffia fiber or rubber bands to prevent core from falling out of the box during transportation. The condition of the boxes, metre blocks and core are checked by one of the exploration geologists prior to core logging. Once the core boxes have been checked, the exploration technicians wash the core and inspect for out-of-sequence core pieces, mark every metre on the core, and labels depth intervals on core boxes and lids. Next the core is logged (recovery, rock quality designation (RQD), geotechnical and lithological logging), sampled, photographed, and afterward the core boxes are placed on racks within the secure environment of the core shed. Upon acquisition of La Encantada, First Majestic built a new core shed with an approximate capacity of 100,000 metres of core and rebuilt an old core shed originally built by Peñoles increasing the capacity to a total of approximately 130,000 m of core.

10.2.1.	Data Collection

Data collected at La Encantada include collar surveys, downhole surveys, logging (lithology, alteration, mineralization, structure, veins, sampling, etc.), specific gravity (SG), and geotechnical information. The data collection practices employed by First Majestic are consistent with mining industry standard exploration and operational practices.

10.2.2.	Collar Survey

Drill hole collars from campaigns prior to 2014 were surveyed by First Majestic surveyors using a Trimble S3 total station with accuracy of 2” in angular measurements, and 3 mm in distance. In late 2013, First Majestic hired Topografía y Construcción (Topcon) to survey the mine and hole-collars. Between late 2013 and 2014, Topcon re-surveyed some historic hole-collars, most of the collars from the 2013 drilling campaign, and surveyed all the collars from the 2014 drilling campaign. Topcon used a Sokkia 630 RK total station with accuracy of 6” in angular measurements, and 3 mm in distance. From 2015 to 2020, collars

57	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

were surveyed by First Majestic surveyors using a Trimble S3, S5 and Sokkia total station. Since 2021 a Trimble S5, Trimble S7 and Leica TS06 total station have been used for collar surveys. In all cases, the collar information includes X, Y, Z coordinates, azimuth, and dip angle. Surveyors prepare certificates with collar data that are further archived and made available to users in the mine server.

10.2.3.	Down-hole Survey

Down-hole trajectory data for holes drilled between 2013 and 2019 were measured using multi-shot DeviToolTM PeeWee and single-shot FLEXITTM surveying instruments. Since 2019, a DeviShot multi-shot instrument from Devico has been used for down-hole surveys. Each of these devices report measured depth in metres, azimuth in degrees, dip in degrees, temperature in Celsius, and magnetic field in nanoteslas. Measurements were collected every 25 m on average. The typical precision for these instruments is ± 0.25° for dip and ± 0.35° for azimuth. A correction to the east is added each year to every azimuth reading to compensate for changing magnetic declination. The observed average deviation in dip and azimuth for holes was less than 3° in both cases. Down-hole surveys were carried out by the drillers under the supervision of First Majestic geologists.

10.2.4.	Logging and Sampling

First Majestic geologists complete core logging and sampling. Prior to core logging and sampling, the geologists make sure that all the core pieces are in place and in the correct order, check depth intervals on core boxes and lids and verify the wooden metre blocks (depth markers) are set at the appropriate depth in the core box. The geologists then describe geology (lithology, mineralogy, alteration, structures, etc.), mark sample intervals on the core as well as on core boxes and fill out pre-printed sample tags. For the selected sample intervals, a cutting line is marked along the core axis to ensure that the core is cut so that the half core sampled and the half core retained in the box are similar.

Sample tags for analytical quality control samples are added to the core boxes to preserve a continuous series of sample numbers. Quality control samples consisting of coarse blanks, pulp blanks, field duplicates, coarse duplicates, pulp duplicates and pulp standards with different silver grades were inserted in the sample stream prior to shipping to the primary laboratory. Pulp checks and coarse checks were also sent to a secondary laboratory (check assays).

After the geologists mark the sample locations and interval depths for SG on the core, technicians take core photographs.

Finally, the core is cut and sampled.

58	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

10.2.5.	Specific Gravity and Bulk Density

Since 2013, La Encantada geologists collect SG measurements from 15 cm average whole HQ or NQ core from mineralized zones and from wall rocks on either side of mineralized zones. SG is determined using a plastic-sealed water immersion method. In the plastic-sealed water immersion method, the samples are dried first in air, weighed, wrapped with plastic, and weighed again. The sample is then suspended in water and weighed again. Control samples such as duplicates, checks and standards are included. The SG is calculated using the following formula:

Where:

Wdry: Sample weight in dry

Wkp air: Wrapped sample weight

Wkp water: Sample weight – sample immerse in water

Kp density: plastic density

A total of 4,882 SG measurements were collected from 2011 to 2024 drill holes. Table 10-2 summarizes the SG results.

Table 10-2: Summary of SG Results

Drilling Year	Number of SG Samples	Average SG
2011	198	2.56
2012	179	2.51
2013	874	2.53
2014	1,376	2.57
2015	205	2.67
2016	272	2.59
2017	351	2.63
2018	408	2.47
2019	333	2.51
2020	258	2.58
2021	228	2.77
2022	103	2.63
2023	47	2.51
2024	50	2.58

Grand Total	4,882	2.57

Bulk density was also determined for partially consolidated fragments of tailings material. Consolidated fragments were coated with wax and the density was determined by the water immersion method at the

59	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Central Laboratory that is operated by First Majestic. The method consists of drying and weighing consolidated fragments of tailings material, then coating the samples with wax, and weighing again. The weight and volume of the coating wax is estimated to account for it in the final calculation of the bulk density. The bulk density is determined by the water immersion method by collecting and weighting the volume of water displaced by the sample, the volume of the coating wax is subtracted from the volume of displaced water to determine the sample volume, and the bulk density is determined using the following formula:

First Majestic performed a field experiment on the tailings deposit as a check to the previous method by obtaining one cubic metre of tailings material and weighting the sample. Then the sample weight (tonnes) was divided by the volume (1 m3). Sample humidity was determined to be 7.6% and was accounted for in the calculation of the bulk density. A bulk density of 1.98 t/m3 was determined with this experiment which is slightly lower than the average 2.05 g/cm3 determined with the water immersion method described above. The QP considers that 1.98 t/m3 is a minimum since the sample was collected from the top layer of material which is expected to be less consolidated than the rest of the material at depth, therefore the 2.05 g/cm3 was selected as the preferred value for bulk density.

10.2.6.	Core Recovery and Geotechnical Logging

Core recoveries are estimated by First Majestic’s geologists and technicians at the core shed. The process consists of reassembling pieces of core, measuring the real core length recovered and then recording the recovered lengths per drill run. Since 2018 all recoveries are recorded directly into LogChief software. Previously recoveries were recorded on paper and then the information was transcribed into a spreadsheet template where the percent recoveries were estimated by dividing the measured length of core recovered over the length of the drill run.

Core recovery and RQD is estimated for every drill-hole. From 2015 to 2023, First Majestic implemented a more detailed core logging procedure that includes determination of rock hardness, fracture density, fracture orientation, and other conditions of the fractures such as spacing of fracture planes (Js) and roughness of planes (Jc), to calculate the rock mass rating (RMR)as defined by Bieniawski(1989). First Majestic staff determined the resistance of the rock to compression, or intact rock strength (IRS). Geotechnical core logging and determination of RMR and IRS values were performed for all the holes drilled in 2015, and for holes drilled in 2014 in the Ojuelas and Milagros areas. The logged data were initially recorded in hard-copy format and then transcribed into electronic spreadsheets for estimation of rock quality. Point load tests (PLT) were carried out on 19 core samples from the Ojuelas area at Cesia Ingeniería, in Hermosillo, Mexico.

60	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1.	Core Sampling

Pre-2013, mine geologists logged and sampled drill core in the core logging facility located at the La Encantada mine site. There is limited documentation regarding the core logging and sampling procedures for this period. Intervals recorded in 2012 lithology logs indicate that mineralization was visually identified, sampled, and assayed. Half of the core was sent for analysis at the La Encantada Laboratory, and the other half was retained for further investigations.

Sampling interval selections are currently based on First Majestic guidance to respect lithology and mineralization boundaries. On average, 25% of each hole is sampled. Sample intervals range from 0.2–2 m in mineralized areas. Shorter and longer lengths occur and are usually related to geological contacts in narrow mineralized structures (shorter lengths) or zones that are visibly barren or homogeneous in terms of lithology and alteration (longer lengths), or in fault zones with poor recoveries. All drill core intervals selected for sampling are cut in half along a designated cutting line using a diamond blade saw. One half of the core is retained in the core box and the other half is placed in sample bags for shipment to the laboratory. Sample tickets displaying the sample number are stapled into the core box beside the sampled interval, and a copy is placed in the sample bag. Sample bags are sealed to prevent contamination during handling and transportation. From 2013 to 2015 and from 2021 to 2022, core samples were shipped to the SGS laboratory in Durango, Durango, Mexico (SGS Durango). From 2016 to June 2023, core samples were shipped to First Majestic’s Central Laboratory (Central Laboratory) in San Jose La Parilla, Durango, Mexico. After Central Laboratory relocation in September 2023, core samples were submitted to the Central Laboratory at the current location in Santa Elena Silver/Gold Mine, Sonora, Mexico. Since August 2024, all core exploration samples are shipped to SGS Durango.

11.2.	Underground Production Channel Sampling

Three-meter spaced production channel samples are used for geological models, grade control, and to support Mineral Resource estimation. The channel sample intervals range from 0.30–1.5 m and respect vein/wall contacts and textural or mineralogical features. Underground mine geologists use a hammer and hand chisel samples from a 10 cm to 20 cm wide swath along a sample line drawn on development faces. The chips are collected on a tarpaulin and fragments larger than 3 cm are broken into smaller pieces. A 1.0 kg sub-sample is bagged and labelled with sample number and location details. Sketches are collected of the sampled face, showing the location and length of each sample. Technicians mark the sample ID on the washed rock face for photography. The location coordinates from each sample line are surveyed using a total station survey method. Samples are dispatched to the La Encantada Laboratory.

From 2014 to 2015, 12-m spaced sawn channel samples were also collected to support Mineral Resource estimation. Samples were chipped from a 6 cm wide and 4 cm deep sawn channel. These samples were sent to SGS Durango.

61	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.3.	Analytical Laboratories

The laboratories used for sample preparation and analysis are summarized in Table 11-1.

Table 11-1: Analytical Laboratories

Laboratory	Drilling Period	Certification	Independent	Comments
SGS Durango	2013–2015	ISO/IEC 17025, ISO 9001	Yes	Primary laboratory for drill core and sawn-channel samples. Secondary laboratory for check samples after 2018.
	2018–2020			Sample preparation and analysis at the Durango, Mexico laboratory.
2021-2022
2024
Bureau Veritas	2014–2015	ISO 9001, ISO/IEC 17025	Yes	Secondary laboratory for check samples.
Sample preparation at the Durango, Mexico laboratory (formerly Inspectorate de Mexico).
Sample analysis at the Bureau Veritas Vancouver, Canada laboratory (formerly ACME laboratories).
Central Laboratory	2014–2023	ISO 9001:2008 in June 2015, and ISO 9001:2015 in June 2018	No	Primary laboratory for drill core and sawn-channel samples.
Located in Santa Elena Mine, Sonora, Mexico.
Sample preparation and analysis.
La Encantada Laboratory	1995–2024	ISO 9001:2015 in December 2022	No	Primary laboratory for underground drill core, ore control and production channel samples. Located at La Encantada mine.
Sample preparation and analysis.
Managed by Central Laboratory

11.4.	Sample Preparation and Analysis

11.4.1.	SGS Durango

Since 2013, drill core samples are dried at 105°C, crushed to 75% passing 2 mm, split to a 250 g sub-sample, and pulverized to 85% passing 75 µm.

Samples are analyzed for silver using a 2 g, three-acid digestion atomic absorption (AAS) method. Samples returning greater than 100 g/t Ag are reanalyzed for silver by a 30 g fire assay/gravimetric method. The overlimit values have changed over time, from 270 g/t in 2014 and 2015, 300 g/t in 2015, to 100 g/t

62	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

starting in 2018. Gold is analyzed by a 30 g fire assay atomic absorption (AA) method. There have been no overlimit results for gold.

All samples are analyzed for 34 elements using an 0.25 g, aqua regia digestion inductively coupled plasma optical emission spectroscopy (ICP OES) or atomic emission spectroscopy (ICP AES) method. Over limit results of manganese, lead and zinc are analyzed by sodium peroxide fusion and by a titration method.

Since 2018, SGS Durango has only been used as an umpire laboratory for channel samples primary analyzed at La Encantada Laboratory and for core samples previously analyzed at Central Laboratory. Check samples submitted to SGS Durango are analyzed for silver using 2 g, four-acid digestion with AA finish. Samples returning greater than 100 g/t Ag are reanalyzed for silver by 30 g fire assay gravimetric method.

11.4.2.	Central Laboratory

From 2015 to 2023, drill core samples were dried at 100 °C ± 5°C, crushed to 85% passing 2 mm, split to a 250 g sub-sample, and pulverized to 85% passing 75 µm. Since 2019, the crushing and pulverizing thresholds have been changed to 85% passing 2 mm and 85% passing 75 µm in an effort to improve precision.

All samples were analyzed for 34 elements by a two-acid digestion ICP method. All drill core and channel samples were also analyzed for silver by a 2 g, three-acid digestion, AA method. Samples returning greater than 200 g/t Ag were reanalyzed for silver by a 30 g, fire assay/gravimetric method. Gold was analyzed by 20 g fire assay with an AAS finish method. There have been no overlimit results for gold.

11.4.3.	Bureau Veritas

At Bureau Veritas, samples were crushed in a jaw crusher to 70% passing 2 mm and split to a 250 g sub-sample and pulverized to 85% passing 75 µm.

All samples were analyzed for 33 elements using 0.5 g, and aqua regia digestion with an ICP finish. All samples were analyzed for silver by a 0.5 g aqua-regia digestion/ICP finish and four-acid digestion/AAS finish. Samples returning >1,000 g/t Ag were reanalyzed for silver by a 30 g fire assay/gravimetric finish. Gold was analyzed by 30 g fire assay with an AA finish. There have been no overlimit results for gold.

11.4.4.	La Encantada Laboratory

From 2008 to 2014, samples were dried, weighed, crushed to 3/8”, split to 300 g and pulverized. Silver was analyzed using 10 g fire assay gravimetric finish. Iron, zinc, lead, copper, cadmium, and manganese were analyzed using a 1 g three-acid digest with an AAS finish. Since 2015, samples are dried at 105oC, crushed to 80% passing 2 mm, split to 200 g and pulverized to 80% passing 75 µm. Samples are analyzed

63	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

for silver by a 20 g fire assay/gravimetric finish method. Copper, iron, lead, manganese, and zinc are analyzed by a 0.1 g 2-acid digestion/AA finish.

Analytical methods used by the SGS Durango, Central, Bureau Veritas and the La Encantada mine laboratories are shown in Table 11-2.

Table 11-2: Laboratory Analytical Methods

SGS Durango

Code	Element	Limits	Description
GE AAS33E50	Ag g/t	0.3–100	2 g, 3-acid digestion, AAS finish.
GO FAG37V	Ag g/t	>10	30 g, fire assay, gravimetric finish.
GE AAS42E	Ag g/t	0.3–100	2 g, 4-acid digest, AAS finish.
GE ICP21B20	Ag ppm	2–100	0.25 g, aqua-regia digestion ICP-OES finish.
GE FAA30V5	Au g/t	0.005–10	30 g, fire assay, AAS finish.
GE ICP21B20	34 elements	various	0.25 g, aqua-regia digestion ICP-OES finish.
GO ICP90Q100	Mn, Pb, Zn	various	0.20 g, sodium peroxide fusion/ICP-AES finish.
GO CONV12V	Pb, Zn	various	Titration

Central Laboratory

Code	Element	Limits	Description
AAG-13	Ag g/t	0.5–200	2 g, 3-acid digest, AAS finish.
ASAG-12	Ag g/t	>5	20 g, fire assay gravimetric finish.
AUAA-13	Au g/t	0.01-10	20 g, fire assay AAS finish.
ICP34BM	34 elements	various	0.25 g, 2-acid digestion ICP

Bureau Veritas Mineral Laboratories (check laboratory)

Code	Element	Limits	Description
AQ300	Ag g/t	0.3–100	0.5 g aqua-regia digestion ICP-ES finish
MA402	Ag g/t	1–1,000	4 -acid AAS finish
FA530	Ag g/t	>50	30 g, fire assay gravimetric finish
FA430	Au g/t	0.005-10	Fire assay AAS finish.
AQ300	Multi-element	various	Aqua-regia digestion ICP-ES analysis

La Encantada Laboratory

Code	Element	Limits	Description
ASAG-12	Ag g/t	>5	30 g by fire assay gravimetric finish
AWA-100	Pb, Zn, Cu, Mn	Multi-element	2-acid digestion atomic absorption finish

64	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.5.	Quality Control and Quality Assurance

11.5.1.	Materials and Insertion Rates

There is limited information regarding quality assurance and quality control (QA/QC) practices prior to 2013.

Since 2013 samples submitted to the primary laboratories include standard reference materials (SRMs) and certified reference materials (CRMs), coarse and pulp blanks, and field, coarse and pulp duplicates. Check samples sent to a secondary laboratory were introduced in 2014 and became a customary practice by 2018. Approximately one standard, one blank and one duplicate were inserted in a batch of 50 samples submitted to SGS Durango, Central and La Encantada Laboratories. Between 1% to 7% percent checks were submitted to Bureau Veritas and SGS Durango laboratories.

First Majestic prepared five SRMs using material from the La Parrilla Silver Mine, Durango and three SRMs using material from La Encantada. These SRMs underwent round robin analysis to identify expected values and were used from 2013 to 2019. As the SRMs were depleted, they were replaced with commercially available CRMs purchased from CDN Laboratories. Since 2020, only CRMs have been used in the channel and core sample-stream.

Before 2013, unused fusion crucibles were used periodically for pulp and coarse blank materials. From 2013 to 2018, the coarse blank material was obtained from limestone collected from creek banks near La Encantada. Pulp blanks were obtained from industrial silica sand used at the La Encantada process plant. Since 2018, First Majestic uses industrial coarse and pulp blanks and are purchased from Sonora Naturals, a provider of laboratory material in Hermosillo.

11.5.2.	Transcription and Sample Handling Errors

In preliminary stages of the QA/QC program, there were a large amount of transcription errors identified at each laboratory. Procedures were changed and subsequently no significant transcriptions errors or sample handling issues have been identified.

11.5.3.	Accuracy Assessment

First Majestic assesses accuracy in terms of bias of the mean values returned for the SRMs or CRMs relative to the expected value. A bias between ± 5 % is considered acceptable. The SRM and CRM results are plotted on time sequence performance charts. Sample swaps and transcription errors are removed before assessing bias. Results from standards within mineralized zones with greater than the mean ± three times the standard deviation are re-assayed.

65	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.5.3.1.	Central Laboratory

Between 2014 to 2018, four different SRMs were submitted with samples sent to the Central Laboratory. The results indicate no significant bias for silver results.

Between 2019 and 2023, four different SRMs and nine different CRMs were submitted with samples sent to the Central Laboratory. The results indicate no significant bias for silver results. An example of the time sequence plot for the 2021–2022 standard assessment for the Central Laboratory is shown in Figure 11-1.

Figure 11-1: Central Laboratory High Grade CRM Standard Control Chart

Total =71, # Outliers=0, Expected Val=493, Mean=493.83, SD=3.53, CV=0.0168, Bias of Mean=0.17%, 95%confint=0.82

Note: Figure prepared by First Majestic, April 2025.

11.5.3.2.	SGS

From 2013 to 2018, thirteen different SRMs were submitted with core samples sent to SGS Durango. The SRM results indicate no significant bias for silver except for results from one standard indicating a marginal but acceptable positive bias.

From 2021 to 2022 and in 2024, five different CRMs were submitted with core samples sent to SGS Durango. The CRMs results show no significant bias for silver except for one standard showing a marginal but acceptable bias.

11.5.3.3.	La Encantada Laboratory

There are insufficient SRMs results to assess accuracy at the La Encantada Laboratory before 2016. The SRMs and CRMs results from 2016 to 2024 indicate no significant bias for silver.

66	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.5.4.	Contamination Assessment

First Majestic assesses contamination in terms of the values of blank control samples. Coarse blanks returning results less than twice the detection limit value 80% of the time, and pulp blanks returning results less than twice the detection limit value 90% of the time are considered acceptable. Blank results are plotted in a time-sequence blank performance chart. Outliers related to sample swaps or transcription errors are removed before calculating the frequency. Batches with excessive blank failure rates are re-assayed.

SGS Laboratory

From 2013 to 2018, from 2021 to 2022 and in 2024, more than 90% of the coarse and pulp blanks silver values were less than two times the detection limit. The results indicate no significant contamination for silver.

Central Laboratory

From 2014 to 2023, more than 90% of the coarse and pulp blanks silver values were less than two times the detection limit. The results indicate no significant contamination for silver.

La Encantada Laboratory

There is no information supporting contamination assessment before 2014. From 2014–2024, 100% of the coarse and pulp blanks silver values were less than two times the detection limit. The results indicate no contamination for silver. An example of blank sequence performance charts for La Encantada Laboratory silver results is shown in Figure 11-2.

67	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 11-2: Time Sequence Pulp Blank Performance Chart, La Encantada Laboratory Silver Results 2019-2024

Note: Figure prepared by Fist Majestic, April 2025.

11.5.5.	Precision Assessment

First Majestic assesses precision in terms of frequency of absolute relative difference (ARD) of paired duplicate values. The target precision is between 85% and 90% frequency of ARD <30%, 20% and 10% for field, coarse and pulp duplicates. Sample swaps and transcription errors are removed before assessing precision. Paired duplicate results, excluding outliers, are plotted on ARD versus frequency charts to visually inspect the sample frequency meeting the precision target. Duplicate precision is continually monitored and if precision targets are not met, the laboratories are consulted.

SGS

From 2013 to 2018, field duplicate silver ARD results were close to but did not meet the precision target. Precision began to improve in 2016. From 2021 to 2022 and in 2024, field duplicate silver results met precision target. From 2013 to 2018, 2021 to 2023 and in 2024, coarse and pulp duplicate silver results met the precision targets.

Central Laboratory

From 2014 to 2018, field duplicate silver results were close but did not meet the precision target. Precision began to improve in 2019. From 2019 to 2023, field duplicates met the precision target. Before 2019, coarse and pulp silver results were close to the target precision. After 2019, coarse and pulp silver results met precision targets.

68	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

La Encantada Laboratory

There is no information supporting precision assessment before 2011.

From 2011 to 2013, field duplicate silver results did not meet the precision target. Since 2018, field, coarse and pulp duplicate silver results have met the precision targets.

11.5.6.	Between-Laboratory Bias Assessment

First Majestic assesses between-laboratory bias in terms of the slope of a reduced major axis (RMA) line. Paired primary and secondary laboratory results are plotted on an x-y scatterplot and an RMA line is estimated after excluding outliers such as paired results with below detection values and paired results with significant ARD. An RMA line slope between 0.95–1.05 is considered an acceptable between laboratory bias.

From 2014 to 2024, the RMA analysis of samples submitted to all secondary laboratories indicate no significant bias between the primary laboratory and the secondary laboratory.

Control samples submitted with the checks samples from all sample periods showed no material precision, accuracy, or contamination issues.

A summary of between laboratory biases is shown in Table 11-3. An example of laboratory bias chart between La Encantada Laboratory and SGS Durango from check results from 2019–2024 is shown in Figure 11-3.

Table 11-3: Summary Between Laboratory Bias. Silver Results

Primary Laboratory	SGS		FMCL			FMCL		ULE
Check Laboratory	BV		SGS			SGS		SGS
Assessment Period	2014-2015		2017-2018			2019-2024		2019-2024
Check Type	Coarse	Pulp	Coarse	Pulp		Pulp		Pulp
	Ag	Ag		Ag	Ag	Ag		Ag
Primary Method	3-acid AAS	3-acid AAS	3-acid AAS	3-acid AAs	FAGRAV	3 Acid AAS	FAGRAV	FAGRAV
Check Method	4-acid AAS	4-acid AAS	3-acid AAS	3-acid AAs	FAGRAV	3Acid AAS	FAGRAV	FAGRAV
Number of samples	182	182	105	176	64	139	112	157
Insertion Rate %	2%	2%	1%	2%	1%	2%	2%	3%
Excluded Outliers %	1%	3%	4%	4%	5%	7%	5%	1%
Slope	0.99	0.99	1.05	1	1.03	1.03	1.03	1.04

Note: SGS = SGS Durango, BV = Bureau Veritas, FMCL = Central Laboratory, ULE = La Encantada laboratory, FAGRAV = fire assay/gravimetric.

69	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 11-3: RMA Plot Ranges Above 100 ppm Ag. La Encantada Laboratory 2019–2024 Check Results

Note: Figure prepared by First Majestic, April 2025.

11.6.	Databases

La Encantada drill hole and production channel data are stored in a secured SQL database, based on the Maxwell GeoServices database scheme. First Majestic received the assay data from the laboratories via emails in comma-separated value (CSV) data files. These files are compiled and imported using Maxwell’s DataShed™, a database management software. The import process includes a series of built-in checks for errors. After data are imported, visual checks are done to ensure that data were imported properly.

11.7.	Sample Security

11.7.1.	Production Channel Samples

Throughout historical and current mine operations, production channel samples were sent from the sampling areas to the La Encantada Laboratory by First Majestic personnel, where they are kept in a secured and fenced area. After analysis, the samples are disposed of in the processing plant.

All sawn channel samples sent off site were securely sealed and chain-of-custody documents issued for all shipments. After analysis, samples were returned to La Encantada mine and stored at the core storage warehouse.

70	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

11.7.2.	Core Samples

Throughout historical and current drilling periods, drill core was transported from drilling areas to the core storage warehouse by drilling contractors, where they are kept in a secured and fenced area.

Since 2013, core samples were transported from the La Encantada core storage warehouse to the SGS Durango by First Majestic personnel using company trucks. From 2016 to 2024, core samples were transported from the La Encantada core storage warehouse to the Central Laboratory by First Majestic personnel using company trucks.

All samples are securely sealed, and chain-of-custody documents issued for all shipments. After analysis, pulp and coarse reject samples are returned to La Encantada where they are stored in the secure core storage warehouse.

11.8.	Author’s Opinion

Sample preparation, analysis and quality control measures used at the primary and secondary laboratories meet current industry standards and are providing reliable silver and lead results. Sample security procedures used for transporting channel samples and drill core to the core warehouse and from the core warehouse to the laboratories are in accordance with industry standards. The database management procedure used to receive, and record results are providing reliable integrity to the samples results.

The absence of a QA/QC program supporting channel and drill core sample analysis at La Encantada laboratory before 2016 is mitigated by the following:

•	Pre-2016 drill core samples assayed at the La Encantada Laboratory represent less than 2% of the total resource database samples;

•	In 2013, a resampling program of 2011 and 2012 drill holes supports that no significant difference between SGS and La Encantada Laboratory results;

•

Starting in 2013, under Central Laboratory management, the La Encantada Laboratory received new equipment for sample preparation, revised sample preparation and analysis procedures, and conducted employee training.

Since 2016, the La Encantada Laboratory uses LIMS, a laboratory information management system for receiving and reporting assay results and all sample batches include laboratory quality control samples. In December 2022, the laboratory obtained the ISO 9001:2015.

Production channel samples used to support grade estimation were assessed for laboratory accuracy and laboratory precision. The field sampling procedure for production channel samples has some risk of introducing sampling bias but any potential bias has not yet been fully assessed.

71	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

12.	DATA VERIFICATION

The data verification included data entry error checks, visual inspections of data collected between 2013 and2024 and a review of QA/QC assay results was completed. Several site visits were completed as part of the data verification process.

12.1.	Data Entry Error Checks

The data entry error checks consisted of comparing data recorded in the database with original collar survey reports, lithology logs and assay reports, and investigation of gaps, overlaps and duplicate intervals in the sample and lithology tables.

No significant data entry errors were observed in a 5% random selection of the drill collar locations of the verification dataset. The error check consisted of a comparison of the verification dataset collar locations with survey reports issued by First Majestic’s planning department.

No significant data entry errors were observed in a 5% random selection of the lithology records of the verification dataset. The error check consisted of a comparison of the verification dataset lithology records with records exported from the logging software.

No significant data entry errors were observed in a 5% random selection of the silver assay results of the verification dataset. The error check consisted of a comparison of the verification dataset assays with original electronic copies and final laboratory certificates issued by SGS Durango, Central and the La Encantada Laboratories.

The inspection for gaps, overlap, and duplicates for all lithology and sample records identified no issues.

SG measurements were verified for transcription errors and for errors in the SG measurement procedure. The error check consisted of a comparison of the verification dataset with original SG logs. SG formulas used in the calculations were also verified.

No significant data entry errors were observed in the SG sample intervals or during the measurement procedure.

12.2.	Visual Data Inspection

Visual inspection consisted of verifying the position of collars relative to the underground workings, down-hole deviation, lithology, and assay intervals relative to the three-dimensional (3D) geological models. The visual inspection also included comparison of lithology and assay intervals with core photos.

A 5% random selection of drill hole collar and channel locations in the verification dataset indicated no significant position errors.

72	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

A 5% random selection of drill hole traces revealed no unusual kinks or bends.

A 5% random selection of the drill hole lithology intervals indicated no significant position errors relative to the three-dimension geological models.

A 5% random selection of lithology intervals of the verification datasets were visually inspected using core photos. Observed lithology, mineralogy, sample lengths and sample numbers were compared to the logged data. No significant differences were observed.

12.3.	Review QA/QC Assay Results

Verification of assay accuracy and contamination is provided in Section 11 of this Technical Report.

12.4.	Author’s Opinion

The data verification identified no significant issues with data entry, grade accuracy, precision, or contamination. The visual inspection in 3D of drill hole and channel samples identified no issues with drill hole and sample locations. The database is considered sufficiently free of error and adequate to support Mineral Resource estimation.

Data verification for transcription errors was not completed on pre-2013 drill hole data due to limited or missing original supporting data. Pre-2013 drill hole data represents less than 6% of the database and less than 2% of the pre-2013 drill holes were used to support the current Mineral Resource estimate.

73	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1.	Overview

The La Encantada mine is an operating mine and the metallurgical testwork data supporting the initial plant design has been proven and reinforced by plant operating results through the years of operation combined with more recent metallurgical studies.

13.2.	Metallurgical Testing

Metallurgical testing and mineralogical investigations are conducted regularly at the on-site Metallurgical Laboratory. The plant continuously performs testwork aimed at optimizing silver recovery and reducing operating costs, even when results fall within expected performance parameters. These efforts support operational improvements such as fine-tuning reagent consumption, maintaining target grind sizes, adjusting the backwash circuit, and evaluating alternative reagents. Monthly composite samples are analyzed to assess the metallurgical response of the ore processed, while geometallurgical studies are carried out to understand variability and similarities in future feed material scheduled for mining.

13.2.1.	Mineralogy

The most abundant mineralogical species of the La Encantada deposits, both metallic and non-metallic include:

•

Metallic minerals (in order of abundance): goethite (FeO(OH)), hematite (Fe2O3), cerussite (PbCO3), anglesite (PbSO4), galena (PbS), other lead oxides, smithsonite (ZnCO3), Mn oxides, pyrolusite (MnO2), Cu carbonates, acanthite/argentite (Ag2S), embolite (AgCl), electrum.

•

Non-metallic minerals (in order of abundance): calcite (CaCO3), quartz (SiO2), garnet ((Ca,Fe,Mg,Mn)3(Al,Fe,Mn,Cr,Ti,V)2(SiO4)3), K-feldspar (KAlSi3O8 – NaAlSi3O8 – CaAl2Si2O8), swelling clay, dolomite (CaMg(CO3)2, kaolinite (Al2Si2O5(OH)4), chlorite ((Mg,Fe)3(Si,Al)4O10(OH)2-(Mg,Fe) 3(OH)6).

The typical mineralogy of the La Encantada deposits is provided in Figure 13-1.

74	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-1: Typical Distribution of Minerals, La Encantada

Note: Figure prepared by First Majestic, April 2025.

13.2.2.	Monthly Composite Samples

Daily and per-shift samples are collected from the mill feed based on the tonnage processed, with representative portions retained to create a monthly composite. This composite is prepared by the plant metallurgist in coordination with the La Encantada metallurgy team. One key objective of the program is to build a database that correlates laboratory-scale metallurgical test results with the actual performance of the cyanidation plant.

13.2.3.	Sample Preparation

Samples submitted to the on-site Metallurgical Laboratory are first dried, then crushed to either -10 or -6 mesh, depending on the specific testwork requirements.

13.3.	Comminution Evaluations

Since January 2013, First Majestic has routinely conducted Bond Ball Work Index (BWi) tests on monthly composite samples. Table 13-1 presents the results of these Bond ball mill grindability tests, conducted between January 2016 and January 2025, using 150- and 200-mesh closing screens on run-of-mine (ROM) mineralized material.

75	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 13-1: Grindability Test Results for Different Composite Samples of La Encantada Mine

Sample ID		BWi (kWh/t)	Sample ID		BWi (kWh/t)
2016	January Composite	10.6	2018	April Composite	10.5
	February Composite	10.6		May Composite	10.7
	March Composite	10.3		June Composite	10.4
	April Composite	9.0		July Composite	8.0
	May Composite	10.3		August Composite	11.4
	June Composite	7.9		September Composite	10.0
	July Composite	10.7	2019	January Composite	9.9
	August Composite	10.5		March Composite	10.2
	September Composite	11.5		April Composite	8.9
	October Composite	10.2	2020	February Composite	9.6
	November Composite	11.0		December Composite	9.1
	December Composite	10.0	2021	January Composite	10.1
2017	January Composite	11.1	2022	August Composite	11.3
	February Composite	11.5		September Composite	10.6
	March Composite	11.9		October Composite	11.8
	April Composite	12.0	2024	May Composite	9.6
	May Composite	11.1		November Composite	7.9
	July Composite	12.0	2025	January Composite	10.4
	August Composite	10.3
	October Composite	10.9
			Average		10.4
			Standard Deviation		1.1
			Minimum		7.9
			10th Percentile		9.0
			Median		10.4
			90th Percentile		11.6
			Maximum		12.0

The BWi results demonstrate a relatively low level of variability with 80% of the values ranging from 9.4–12.1 kWh/t and averaging 10.8 kWh/t.

13.4.	Cyanidation, Reagent and Grind Size Evaluations

In addition to evaluating the repeatability of silver metallurgical recovery for each monthly composite, targeted testwork is also conducted to investigate specific operational challenges or requirements identified in the lead-up to sample collection. These tests may include:

•	Standard cyanidation under plant-like conditions (e.g., grind size, reagent addition, and leach residence time);

76	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•	Cyanidation trials with varying grinding sizes.

Results from these tests are shared with plant operations teams to inform continuous improvement initiatives. As part of ongoing performance tracking, Figure 13-2 compares actual monthly plant silver recovery with corresponding laboratory test results on monthly composites. Over the period evaluated, plant performance has shown strong alignment with lab-scale outcomes.

Figure 13-2: Comparison of Ag Extraction Between Mill and Laboratory Performances

Note: Figure prepared by First Majestic, April 2025.

13.5.	Cyanidation with Lead Nitrate

Lead nitrate addition was initially evaluated at laboratory scale under controlled cyanidation conditions, demonstrating a consistent improvement in silver dissolution kinetics. Based on these positive results, the practice was implemented at the plant level. Since its application, the plant has observed a 1–2% increase in silver recovery, aligning with laboratory expectations and supporting its continued use as a beneficial process enhancement.

77	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-3: Lead Nitrate Test Results

Note: Figure prepared by First Majestic, April 2025.

13.6.	Cyanidation Higher pH Range

Leaching tests conducted at higher pH levels in the on-site Metallurgical Laboratory demonstrated improved silver recovery during the agitation stage. Following these findings, operational changes were made to target a higher pH range in the leach circuit.

78	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-4: La Encantada Silver Recovery for Higher pH Range

Note: Figure prepared by First Majestic, April 2025.

As a result, average silver recovery increased from 68.2% to 73.6%, consistent with the behavior observed in laboratory testing. This improvement is illustrated in the accompanying box plot.

Figure 13-5: La Encantada Box Plot of Silver Recovery for Higher pH Range

Note: Figure prepared by First Majestic, April 2025.

13.7.	Roasting and Cyanidation

Manganese oxides significantly hinder silver recovery due to their chemical and physical properties. Minerals such as romanechite, pyrolusite, and hetaerolite are highly reactive and tend to consume cyanide and oxygen, reducing the effectiveness of leaching. These oxides often occur with iron oxides like hematite and goethite, forming dense networks that create impermeable barriers and encapsulate silver-

79	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

bearing minerals. This results in poor mineral liberation and limited solubility, even at ultra-fine grind sizes.

Reflected light microscopy studies have identified freibergite as the dominant silver mineral, followed by argentojarosite, acanthite, electrum, and cerargyrite. Approximately 52% of these silver minerals are associated with lead minerals such as cerussite and galena, which also show poor response to cyanidation due to limited solubility.

To address these issues, thermal treatment through roasting and the use of reducing agents like sodium sulfite and sodium chloride have been proposed. These methods aim to alter the chemical structure of manganese and lead phases, converting them into more soluble forms and enhancing silver recovery.

Figure 13-6 illustrates that recoveries below 25%, even after intensive treatments such as ultra-fine grinding to 8 microns, are consistent with the mineralogical limitations identified in these studies. However, roasting significantly improves these values ranging from 55% to 70%.

Figure 13-6: Tailings “High Manganese” Test Results

Note: Figure prepared by First Majestic, April 2025.

13.8.	Ojuelas Geometallurgical Testing

Metallurgical testwork conducted on mineralized material from Ojuelas indicates silver recoveries ranging from 60% to 70%. The testing used the same operating conditions as the La Encantada processing plant, including the standard flowsheet and typical reagent additions. Higher recoveries are generally associated with material from the upper portion of the deposit, while lower recoveries are expected in the lower zones. The test flowsheet is shown in Figure 13-7, and detailed recovery results are presented in Figure 13-8.

80	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-7: Flowsheet Sequence – Ojuelas Metallurgical Testing Investigation

Note: Figure prepared by First Majestic, April 2025.

Figure 13-8: Silver Extraction from Ojuelas Mine

Note: Figure prepared by First Majestic, April 2025.

13.9.	Geometallurgical Investigations

Metallurgical variability has been incorporated into the life-of-mine (LOM) plan by assigning recovery projections to each geological domain. For areas currently in operation, such as the San Javier–Milagros breccia complex and the Veta Dique San Francisco, projected recoveries are based on actual plant performance. For zones scheduled for future extraction, including Ojuelas, Conejo, and other veins, recovery estimates are informed by laboratory test work results.

81	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-9: La Encantada Box Plot of Silver Head Grades 2024

Note: Figure prepared by First Majestic, April 2025.

Figure 13-10: La Encantada Box Plot of Silver Recoveries Grades 2024

Note: Figure prepared by First Majestic, April 2025.

82	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

13.10.	Recovery Estimates

Table 13-2 summarizes typical metal recoveries for La Encantada plant-feed, showing an average silver recovery of 73.2% from 2021 to 2024.

Table 13-2: Metallurgical Recoveries by Year

Year	Production k tonnes	Recovery % Ag
2021	1,004	77.4%
2022	1,025	76.4%
2023	966	72.5%
2024	897	66.6%
Yearly Average	973	73.2%

The silver recovery estimates for the LOM plan are based on the assumed metallurgical recoveries for the different domains as listed in Table 13-3.

Table 13-3: Metallurgical Recoveries by Domain

Domain	Ag Recovery
Veta Dique San Francisco	70.0%
Conejo	50.0%
Veins Systems (990, BA, VAYO, Bonanza)	55.0%
Breccias, Chimneys, Mantos - Milagros	70.8%
Breccias, Chimneys, Mantos - C660-Ojuelas	59.0%
Tailings No. 4 - Reprocessing	66.7%
Tailings No. 4 - Roaster	65.0%

The average yearly silver recovery projected in the LOM plan range from 60% to 70%.

13.11.	Deleterious Elements

The doré silver content ranges from 60–85% due to the presence of copper, lead, and zinc. This relatively low concentration of silver is addressed in the sales agreement. A representative treatment charge was included in the cut-off grade calculation and in the LOM plan economic evaluations.

83	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 13-11: Monthly Dore Purity 2021 -2024

Note: Figure prepared by First Majestic, April 2025.

Although the lead content in the doré has tripled in 2024 compared to the 2021–2023 period, this increase is attributed to the implementation of a higher pulp pH, a measure adopted to improve recovery. As previously mentioned, this is addressed in the sales agreement.

Figure 13-12: La Encantada Box Plot of Lead Dore Concentration 2021- 2024

Note: Figure prepared by First Majestic, April 2025.

84	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.	MINERAL RESOURCE ESTIMATES

14.1.	Introduction

This section describes the resource estimation methodology and summarizes key assumptions considered by First Majestic for the Mineral Resource estimates for the La Encantada mine. The Mineral Resource estimates are prepared in accordance with CIM Estimation of Mineral Resource and Mineral Reserve Best Practice Guidelines (November 2019) and follow the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), that are incorporated by reference in NI 43-101.

The geological modelling, data analysis, and block model resource estimates for La Encantada were completed by Karla Michelle Calderon Guevara, CPG, a First Majestic employee.

14.2.	Mineral Resource Estimation Process

The block model Mineral Resource estimates are based on the database of exploration drill holes and production channel samples, underground level geological mapping, geological interpretations and models, as well as surface topography and underground mining development wireframes available as of the December 31, 2024, the cut-off date for scientific and technical data supporting the estimates.

Geostatistical analysis, analysis of semi-variograms, and validation of the model blocks were completed with Leapfrog EDGE. Stope analysis to determine reasonable prospects for eventual economic extraction was completed with Deswik Stope Optimizer.

The process followed for the estimation of Mineral Resources included:

•	Database compilation and verification.

•	Review of data quality for primary and interpreted data and QAQC.

•	Setup of the resource project with sample database, surface topography, and mining depletion wireframes and inspection in 3D space.

•	Three-dimensional geological interpretation, modelling, and definition of the Mineral Resource estimation domains.

•	Exploratory data and boundary analysis of the resource estimation domains.

•	Sample data preparation (compositing and capping) for variography and block model estimation.

•	Trend and spatial analysis: variography.

•	Bulk density review.

•	Block model resource estimation.

•	Validation and classification of the block model resource estimates.

•	Depletion of the Mineral Resource estimates due to mining.

•	Development of appropriate economic parameters and assessment of reasonable prospects for eventual economic extraction.

•	Summary compilation of the Mineral Resource estimates.

85	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.2.1.	Sample Database

The combined drill hole and channel sample database for La Encantada was reviewed and verified by the resource geologists and supports that the QA/QC program was reasonable. The sample data used in Mineral Resource estimation has a cut-off date of December 31, 2024, and consists of exploration core drill holes and production channel samples.

86	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-1 and

87	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-2 summarize the drill hole and production channel sample data in the resource domains used in the Mineral Resource estimation. Figure 14-1 shows the relative location of the sample data with respect to the mine zones in section and plan view.

88	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-1: Drill Hole Sample Data by Domain, La Encantada

Resource Domains	Resource Domain Code	No. of Drill Holes	No. of Samples	Interval Length (m)
Cuerpo 310	C310	13	225	251
Cuerpo 236	C236	9	120	81
Cuerpo 660 Limestone	C660	16	185	119
Cuerpo 660 Skarn	C660_Skn	16	148	117
Cuerpo Asuncion Falla	CASNF	41	608	388
Cuerpo Bonanza 2	CBN2	16	250	119
Cuerpo Bonanza 3	CBN3	16	309	142
Cuerpo Falla 35	CF35	8	45	33
Cuerpo Intrusivo Milagros	CMLI	54	2,449	2,440
Cuerpo Intrusivo Milagros Brecha	CBXI	22	1,099	1,268
Cuerpo La Fe	CLFE	32	327	197
Cuerpo Marisela	CMAR	2	42	35
Cuerpo Milagros Brecha	CMLX	27	923	1,057
Cuerpo Ojuelas 2	COJ2	55	512	432
Cuerpo Ojuelas Limestone	COJU	57	1,148	964
Cuerpo Ojuelas Skarn	COJU_Skn	16	153	128
Cuerpo Regalo	CREG	11	255	277
Gradeshell Limestone	KaGS	48	537	460
Gradeshell Skarn	SknGS	45	978	792
Tailings	TLN4	41	523	1,068
Veta 990	V990	67	249	164
Veta 990-2	V990-2	66	353	260
Veta Azul y Oro	VAYO	19	60	125
Veta Bonanza	VBNZ	27	220	92
Veta Buenos Aires	VBNA	35	170	118
Veta Buenos Aires 2	VBN2	25	84	64
Veta Buenos Aires 4	VBN4	4	14	11
Veta Buenos Aires 5	VBN5	15	25	14
Veta Conejo	VCNJ	50	348	220
Veta Conejo 2	VCN2	92	880	477
Veta Conejo 4 (Ojitos)	VOJS	94	229	117
Veta Conejo Splay	VCNS	16	25	11
Veta Dique Bonanza	VDBN	28	110	76
Veta Dique Escondida	VDESC	57	373	278
Veta Dique San Francisco	VDSF	96	368	206
Veta El Regalo	VREG	30	54	26

Grand Total		1,266	14,398	12,626

89	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-2: Production Channel Sample Data by Domain, La Encantada

Resource Domains	Resource Domain Code	No. of Channels	No. of Samples	Interval Length (m)
Cuerpo 310	C310	1,739	5,306	7,604
Cuerpo 236	C236	105	388	296
Cuerpo 660 Skarn	C660_Skn	7	24	22
Cuerpo Intrusivo Milagros	CMLI	253	616	898
Cuerpo Intrusivo Milagros Brecha	CBXI	20	68	70
Cuerpo Marisela	CMAR	51	179	145
Cuerpo Milagros Brecha	CMLX	625	1,710	2,730
Cuerpo Ojuelas Limestone	COJU	21	74	80
Cuerpo Regalo	CREG	232	1,399	1,306
Gradeshell Limestone	KaGS	16	42	42
Gradeshell Skarn	SknGS	6	36	36
Veta 990	V990	397	1,241	1,091
Veta 990—2	V990-2	216	621	541
Veta Azul y Oro	VAYO	249	572	424
Veta Bonanza	VBNZ	66	149	121
Veta Buenos Aires	VBNA	236	822	730
Veta Buenos Aires 2	VBN2	236	486	342
Veta Buenos Aires 4	VBN4	34	131	115
Veta Buenos Aires 5	VBN5	60	165	129
Veta Conejo	VCNJ	247	762	661
Veta Conejo 2	VCN2	72	241	230
Veta Conejo 4 (Ojitos)	VOJS	16	20	12
Veta Conejo Splay	VCNS	59	91	66
Veta Dique Bonanza	VDBN	51	128	88
Veta Dique Escondida	VDESC	17	33	28
Veta Dique San Francisco	VDSF	541	1,216	961
Veta El Regalo	VREG	208	421	308

Grand Total		5,780	16,941	19,077

90	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-1: Drill Hole and Channel Locations, Resource Domains, and Mine Areas: Plan View

Note: Figure prepared by First Majestic, May 2025.

91	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.2.2.	Geological Interpretation and Modeling

The Mineral Resource estimates for the deposits at La Encantada are constrained by 3D geological interpretation and geological domain models. The domains are constructed from core logs, drill hole and production channel sample assay intervals, and underground geological mapping. Silver estimates are restricted to the domain models of tabular veins, mantos, massive lenses, breccia pipes, and irregular replacement zones. The domain model boundaries strictly adhere to the vein and breccia contacts with the surrounding country rock to produce reasonable representations of the mineralization locations and volumes. Table 14-3 lists the 40 domains modeled within the four mine areas at La Encantada.

Table 14-3: Mine Area, Ore Nature, Host-Rock, Resource Domains and Codes, La Encantada

ID	Area	Ore Nature	Host	Resource Domains	Code
1	Prieta Complex	Irregular Replacement	Carbonate-Hosted	Cuerpo Ojuelas Grade Shell Carbonate	KaGS
2	Prieta Complex	Irregular Replacement	Skarn-Hosted	Cuerpo Ojuelas Grade Shell Skarn	SknGS
3	Prieta Complex	Massive Lens - Replacement	Carbonate-Hosted	Cuerpo 660	C660
4	Prieta Complex	Massive Lens - Replacement	Skarn-Hosted	Cuerpo 660 Skarn	C660_Skn
5	Prieta Complex	Massive Lens - Replacement	Carbonate-Hosted	Cuerpo Ojuelas	COJU
6	Prieta Complex	Massive Lens - Replacement	Skarn-Hosted	Cuerpo Ojuelas Skarn	COJU_SKn
7	Prieta Complex	Massive Lens - Replacement	Carbonate-Hosted	Cuerpo Ojuelas 2	COJ2
8	Prieta Complex	Massive Lens - Replacement	Carbonate-Hosted	Cuerpo La Fe	CLFE
9	Prieta Complex	Vein	Carbonate-Hosted	Cuerpo Falla 35	CF35
10	Prieta Complex	Vein	Skarn-Hosted	Cuerpo Falla Asuncion	CASNF
11	Prieta Complex	Vein	Carbonate-Hosted	Veta Dique Escondida	VDESC
12	Prieta Complex	Vein	Carbonate-Hosted	Veta Dique Escondida Splay	VDESD
13	San Javier Milagros Complex	Breccia Pipe	Carbonate-Hosted	Cuerpo Milagros Brecha	CMLX
14	San Javier Milagros Complex	Pipe	Carbonate-Hosted	Cuerpo 310	C310
15	San Javier Milagros Complex	Pipe	Igneous-Hosted	Cuerpo Intrusivo Milagros	CMLI
16	San Javier Milagros Complex	Pipe	Igneous-Hosted	Cuerpo Intrusivo Milagros Brecha	CBXI
17	Vein System	Irregular Replacement	Carbonate-Hosted	Cuerpo 236	C236
18	Vein System	Irregular Replacement	Carbonate-Hosted	Cuerpo Bonanza 2	CBN2
19	Vein System	Irregular Replacement	Carbonate-Hosted	Cuerpo Bonanza 3	CBN3
20	Vein System	Irregular Replacement	Carbonate-Hosted	Cuerpo Marisela	CMAR
21	Vein System	Irregular Replacement	Carbonate-Hosted	Cuerpo Regalo	CREG
22	Vein System	Vein	Carbonate-Hosted	Veta 990	V990
23	Vein System	Vein	Carbonate-Hosted	Veta 990-2	V990-2
24	Vein System	Vein	Carbonate-Hosted	Veta Azul y Oro	VAYO

92	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

ID	Area	Ore Nature	Host	Resource Domains	Code
25	Vein System	Vein	Carbonate-Hosted	Veta Bonanza	VBNZ
26	Vein System	Vein	Carbonate-Hosted	Veta Buenos Aires	VBNA
27	Vein System	Vein	Carbonate-Hosted	Veta Buenos Aires 2	VBN2
28	Vein System	Vein	Carbonate-Hosted	Veta Buenos Aires 4	VBN4
29	Vein System	Vein	Carbonate-Hosted	Veta Buenos Aires 5	VBN5
30	Vein System	Vein	Carbonate-Hosted	Veta Conejo	VCNJ
31	Vein System	Vein	Carbonate-Hosted	Veta Conejo 2	VCN2
32	Vein System	Vein	Carbonate-Hosted	Veta Conejo 4 (Ojitos)	VOJS
33	Vein System	Vein	Carbonate-Hosted	Veta Conejo Splay	VCNS
34	Vein System	Vein	Carbonate-Hosted	Veta Dique Bonanza	VDBN
35	Vein System	Vein	Carbonate-Hosted	Veta Dique San Francisco	VDSF
36	Vein System	Vein	Carbonate-Hosted	Veta Regalo	VREG
37	Tailings	Tailings	Tailings	Tailings Deposit No. 4	TLN4

Figure 14-1 showed the mineral deposit and resource domains that were grouped by deposit type and mine area location. Figure 14-2 to Figure 14-5 display the modelled resource domains for the four mine areas: the Prieta complex, the San Javier–Milagros complex, the Vein systems, and the Tailings Deposit No. 4.

Figure 14-2: Vertical Section and Plan View Location of the San Javier–Milagros Complex Domains

Vertical section is full projection. Note: Figure prepared by First Majestic, April 2025.

93	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-3: Plan View Location and Vertical Section of the Vein Systems Domains

Note: Figure prepared by First Majestic, April 2025.

Figure 14-4: Plan View Location and Vertical Section of the Prieta Complex Domains

Note: Figure prepared by First Majestic, April 2025.

94	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-5: Vertical Section and Plan View Location of the Tailings Deposit No. 4 Domain

Note: Figure prepared by First Majestic, April 2025.

14.2.3.	Exploratory Sample Data Analysis

Exploratory data analysis was completed to assess the statistical and spatial character of the sample data. Data were examined in 3D to understand the spatial distribution of mineralized intervals. The sample assay data statistics were analyzed within each domain to ensure the sample population is a good representation of the domain.

14.2.4.	Boundary Analysis

Boundary analysis was completed for each of the domains to review the change in metal grade across the domain contacts using boundary plots. There is a sharp grade change across the contact and hard boundary conditions are observed for most deposits. Some sub-domains within the Ojuelas C660 and San Javier Milagros complex display semi-soft conditions and distance-restricted soft boundaries were used for those domains. Figure 14-6 and

Note: Prepared by First Majestic, May 2025.

Figure 14-7 show examples of hard and soft boundary conditions for the Veta Conejo and Cuerpo Ojuelas, respectively.

95	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-6: Example of Hard Boundary Silver Conditions for the Veta Conejo

Note: Prepared by First Majestic, May 2025.

Figure 14-7: Example of Soft Boundary Silver Conditions Between Cuerpo Ojuelas Sub-Domains: Carbonate Replacement against Skarn Alteration

Note: Figure prepared by First Majestic, May 2025.

Hard boundaries were used during the construction of sample composite samples and during Mineral Resource estimation. Composite samples were restricted to their respective resource domain except for those modified soft boundary conditions applied for certain domains in the San Javier–Milagros complex.

96	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.2.5.	Compositing

To select an appropriate composite sample length, the assay sample intervals were reviewed for each domain. The composite length selected varies by domain, with short residual composite samples left at the end of the vein intersection added to the previous interval. Composites generally were 1 m or 2 m lengths. Composite sample lengths are detailed in Table 14-4 and Figure 14-8 shows an example of sample interval lengths before and after compositing for the Cuerpo Ojuelas domain.

Table 14-4: Composite Sample Preparation, La Encantada

Area	Resource Domain Code	Composite Length (m)	Minimum Residual Length (m)	Residual End Length Treatment
Prieta Complex	KaGS	2.0	0.5	Add to Previous Interval
Prieta Complex	SknGS	2.0	0.5
Prieta Complex	C660	2.0	0.5
Prieta Complex	C660_Skn	2.0	0.5
Prieta Complex	COJU	2.0	0.5
Prieta Complex	COJU_SKn	2.0	0.5
Prieta Complex	COJ2	2.0	0.5
Prieta Complex	CLFE	1.0	0.3
Prieta Complex	CF35	1.0	0.3
Prieta Complex	CASNF	1.0	0.3
Prieta Complex	VDESC	2.0	0.5
Prieta Complex	VDESD	2.0	0.5
San Javier Milagros Complex	CMLX	2.0	0.7
San Javier Milagros Complex	C310	2.0	0.7
San Javier Milagros Complex	CMLI	2.0	0.7
San Javier Milagros Complex	CBXI	2.0	0.7
Vein System	C236	1.0	0.3
Vein System	CBN2	1.0	0.3
Vein System	CBN3	1.0	0.3
Vein System	CMAR	1.0	0.3
Vein System	CREG	1.0	0.3
Vein System	V990	1.0	0.3
Vein System	V990-2	1.0	0.3
Vein System	VAYO	1.0	0.3
Vein System	VBNZ	1.0	0.3
Vein System	VBNA	1.0	0.3
Vein System	VBN2	1.0	0.3
Vein System	VBN4	1.0	0.3
Vein System	VBN5	1.0	0.3
Vein System	VCNJ	1.0	0.3
Vein System	VCN2	1.0	0.3
Vein System	VOJS	1.0	0.3
Vein System	VCNS	1.0	0.3
Vein System	VDBN	1.0	0.3
Vein System	VDSF	1.0	0.3
Vein System	VREG	1.0	0.3
Tailings	TLN4	3.0	1.0

97	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-8: Sample Interval Lengths, Composited vs. Uncomposited – Cuerpo Ojuelas Domain

Note: Figure prepared by First Majestic, May 2025.

14.2.6.	Evaluation of Composite Sample Outlier Values

Drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Outlier values at the high end of the grade distributions were identified for silver from analysis of histograms, log cumulative probability, mean variance, and cumulative metal plots. The spatial distribution of outlier values was also considered. Figure 14-9 is an example of outlier value analysis for Cuerpo Ojuelas. To quantify the impact of capping, the estimate was evaluated to assess the change in metal content for the estimation due to capping. Table 14-5 to Table 14-7 show the declustered composite statistics for outlier value capping.

98	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-9: Example of Global Analysis of Outlier Values, Cuerpo Ojuelas

Note: Figure prepared by First Majestic, May 2025.

Table 14-5: Declustered Composite Sample Capping Statistics by Domain, Prieta Complex

Assay	Ag g/t
Resource Domain	COJU	COJU_Skn	COJ2	C660	C660_Skn	CASNF	CF35	CLFE	VDESC	VDESD	KaGS	SknGS
Number of Samples	550	71	235	66	88	399	35	201	146	48	287	439
Maximum Value	5623	902	3401	2664	1471	814	742	2138	2212	760	408	1653
Mean	170	112	143	200	149	33	140	131	78	62	45	62
Number Capped	4	3	6	2	1	3	2	6	4	3	2	5
Capping Value	2000	600	800	800	850	450	500	600	650	400	300	650
Mean Capped	163	109	115	165	146	32	127	107	64	54	45	60
Mean Change %	-5%	-3%	-19%	-17%	-2%	-1%	-9%	-19%	-17%	-13%	-1%	-3%

Note: Domains with relatively few samples are sensitive to value capping.

99	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-6: Declustered Composite Sample Capping Statistics by Domain, San Javier Milagros Complex

Assay	Ag g/t
Resource Domain	C310	CMLX	CMLI	CBXI
Number of Samples	4447	2001	1626	676
Maximum Value	31608	8140	4763	896
Mean	516	268	82	77
Number Capped	22	14	9	0
Capping Value	7000	3000	2000	896
Mean Capped	494	259	77	77
Mean Change %	-4%	-3%	-6%	0%

Table 14-7: Declustered Composite Sample Capping Statistics by Domain, Vein Systems and Tailings

Assay	Ag g/t
Resource Domain	VCNJ	VCN2_W	VCN2_E	VCNS	VOJS	CBN2	CBN3	VBNZ	VDBN	VDSF	VAYO
Number of Samples	950	312	421	103	177	125	145	237	174	1275	534
Maximum Value	20658	684	9552	2019	1164	346	323	1000	514	5110	2547
Mean	243	40	134	181	92	68	59	115	43	172	174
Number Capped	65	2	6	1	4	5	3	7	2	11	4
Capping Value	1200	300	2800	1200	800	225	250	600	400	2000	1500
Mean Capped	169	38	112	180	91	64	58	112	43	167	171
Mean Change %	-30%	-3%	-17%	-1%	-1%	-5%	-2%	-2%	0%	-3%	-2%

Resource Domain	C236	CMAR	CREG	V990	V990-2	VREG	VBNA	VBN2	VBN4	VBN5	TLN4
Number of Samples	406	187	1621	1355	860	391	895	471	131	167	386
Maximum Value	5092	2254	17167	9803	2762	4761	3250	11531	2109	3754	248
Mean	96	120	234	235	132	341	142	325	158	240	112
Number Capped	3	2	9	12	5	3	2	5	3	1	3
Capping Value	830	1000	5000	4000	1400	3300	2500	7500	1500	1800	156
Mean Capped	90	114	221	227	129	336	141	318	153	231	111
Mean Change %	-6%	-4%	-6%	-4%	-2%	-2%	0%	-2%	-3%	-4%	-1%

Capping of composite sample values was limited to a select few extreme values. To reduce bias from additional high-grade samples, those outlier values were range restricted. Samples above a specified high-grade threshold value are used at full value out to a specified distance from the sample. Beyond the specified distance the samples are reduced in value to a stated high-grade threshold value.

14.2.7.	Composite Sample Statistics

To assess the statistical character of the composite samples within each of the domains, the data were declustered by a cell declustering method. The silver declustered statistics of composite samples for all estimation domains are presented in Figure 14-10 and Table 14-8 for the Prieta complex, in Figure 14-11 and Table 14-9 for the San Javier-Milagros complex, and in Figure 14-12 and Table 14-10 for the Vein systems and the Tailings Deposit No 4.

100	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-10: Ag Box Plots of Declustered Composite Sample Statistics by Domain, Prieta Complex

Note: Figure prepared by First Majestic, May 2025.

Table 14-8: Ag Declustered Composite Sample Statistics by Domain, Prieta Complex

Assay	Ag g/t
Resource Domain	COJU	COJU_Skn	COJ2	C660	C660_Skn	CASNF	CF35	CLFE	VDESC	VDESD	KaGS	SknGS
Number of Samples	550	71	235	66	88	399	35	201	146	48	287	439
Minimum Value	0.125	1.77	0.125	5.35	2.13	0.125	0.150	0.125	0.125	0.125	0.125	0.125
Maximum Value	5623	902	3401	2664	1471	814	742	2138	2212	760	408	1653
Mean	170	112	143	200	149	33	140	131	78	62	45	62
Standard deviation	335	136	331	358	176	71	202	271	214	127	48	106
CV	1.96	1.21	2.31	1.79	1.18	2.15	1.44	2.06	2.75	2.04	1.07	1.71
Variance	112066	18522	109454	127989	30834	4992	40670	73191	45595	16165	2336	11280

101	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-11: Ag Box Plot of Declustered Composite Sample Statistics by Domain, San Javier-Milagros Complex

Note: Figure prepared by First Majestic, May 2025.

Table 14-9: Ag Declustered Composite Sample Statistics by Domain, San Javier Milagros Complex

Assay	Ag g/t
Resource Domain	C310	CMLX	CMLI	CBXI
Number of Samples	4447	2001	1626	676
Minimum Value	0.125	0.125	0.125	0.250
Maximum Value	31608	8140	4763	896
Mean	516	268	82	77
Standard deviation	1130	492	264	83
CV	2.19	1.84	3.21	1.09
Variance	1276068	241845	69778	6929

Figure 14-12: Ag Box Plot of Declustered Composite Sample Statistics by Domain, Vein Systems and Tailings

Note: Figure prepared by First Majestic, April 2025.

102	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-10: Ag Declustered Composite Sample Statistics by Domain, Vein Systems and Tailings

Assay	Ag g/t
Resource Domain	VCNJ	VCN2_W	VCN2_E	VCNS	VOJS	CBN2	CBN3	VBNZ	VDBN	VDSF	VAYO
Number of Samples	950	312	421	103	177	125	145	237	174	1275	534
Minimum Value	0.125	0.125	0.125	0.125	0.125	0.125	0.624	0.125	0.125	0.125	0.125
Maximum Value	20658	684	9552	2019	1164	346	323	1000	514	5110	2547
Mean	243	40	134	181	92	68	59	115	43	172	174
Standard deviation	809	69	567	280	166	71	65	137	77	323	252
CV	3.34	1.74	4.23	1.55	1.79	1.04	1.11	1.20	1.81	1.88	1.45
Variance	654743	4708	321207	78560	27465	5014	4271	18898	6001	104164	63347

Resource Domain	C236	CMAR	CREG	V990	V990-2	VREG	VBNA	VBN2	VBN4	VBN5	TLN4
Number of Samples	406	187	1621	1355	860	391	895	471	131	167	386
Minimum Value	0.125	0.125	0.125	0.125	0.125	0.125	0.125	0.125	6.8	0.125	64.7
Maximum Value	5092	2254	17167	9803	2762	4761	3250	11531	2109	3754	248
Mean	96	120	234	235	132	341	142	325	158	240	112
Standard deviation	198	218	692	547	213	528	279	924	232	367	21
CV	2.06	1.82	2.96	2.33	1.61	1.55	1.96	2.84	1.47	1.53	0.19
Variance	39136	47395	478466	299716	45491	278813	77808	854392	53698	134790	428

14.2.8.	Metal Trend and Spatial Analysis: Variography

The dominant trends for silver mineralization were identified based on the 3D numeric models for the metal in each domain. Model variograms for silver composite values were developed along the trends identified and the nugget values were established from downhole variograms. Figure 14-13 displays an example of variogram plots for silver together with the variogram-oriented ellipsoid for the Cuerpo Ojuelas domain.

103	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-13: Ag Variogram Models for Cuerpo Ojuelas

Note: Rotated View of Cuerpo Ojuelas with Silver Grade Trend and Variogram Ellipsoid Orientation. Figure prepared by First Majestic, May 2025.

14.2.9.	Bulk Density

Bulk density for the mineral deposits at La Encantada were derived from SG core measurements. Bulk density for the resource domains was either estimated into the block models from the SG data or the mean SG value was assigned. The SG statistics for the Mineral Resource domains tabulated in Table 14-11.

104	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-11: SG Statistics by Resource Domain

Resource Domains	Resource Domain Code	Count	Mean	Standard Deviation	Coefficient of Variation	Minimum	Median	Maximum
Cuerpo 310	C310	12	2.51	0.14	0.06	2.29	2.56	2.68
Cuerpo 236	C236	4	2.42	0.11	0.05	2.29	2.43	2.56
Cuerpo 660 Limestone	C660	11	2.77	0.31	0.11	2.20	2.69	3.29
Cuerpo 660 Skarn	C660_Skn	17	2.97	0.35	0.12	2.43	2.90	3.82
Cuerpo Asuncion Falla	CASNF	21	2.72	0.30	0.11	2.16	2.77	3.55
Cuerpo Bonanza 2	CBN2	13	2.38	0.32	0.13	1.67	2.49	2.85
Cuerpo Bonanza 3	CBN3	17	2.57	0.25	0.10	2.18	2.55	3.18
Cuerpo Intrusivo Milagros	CMLI	269	2.53	0.24	0.10	1.86	2.55	3.45
Cuerpo Intrusivo Milagros Brecha	CBXI	65	2.63	0.43	0.16	1.65	2.60	3.61
Cuerpo La Fe	CLFE	18	2.70	0.41	0.15	2.01	2.67	3.45
Cuerpo Milagros Brecha	CMLX	112	2.55	0.27	0.11	1.96	2.53	3.67
Cuerpo Ojuelas 2	COJ2	16	2.60	0.23	0.09	2.10	2.64	3.13
Cuerpo Ojuelas Limestone	COJU	48	2.83	0.46	0.16	2.03	2.73	4.14
Cuerpo Ojuelas Skarn	COJU_Skn	7	3.00	0.42	0.14	2.45	2.93	3.80
Cuerpo Regalo	CREG	39	2.50	0.27	0.11	2.04	2.51	3.19
Gradeshell Limestone	KaGS	11	2.89	0.38	0.13	2.43	2.71	3.50
Gradeshell Skarn	SknGS	67	3.05	0.35	0.11	2.12	3.04	3.89
Veta 990	V990	34	2.46	0.16	0.06	2.14	2.47	2.93
Veta 990-2	V990-2	31	2.44	0.21	0.09	1.58	2.48	2.71
Veta Azul y Oro	VAYO	15	2.53	0.13	0.05	2.38	2.51	2.90
Veta Bonanza	VBNZ	23	2.41	0.30	0.13	1.79	2.39	3.24
Veta Buenos Aires	VBNA	36	2.46	0.14	0.06	1.96	2.50	2.85
Veta Buenos Aires 2	VBN2	25	2.48	0.23	0.09	1.83	2.51	3.21
Veta Buenos Aires 4	VBN4	5	2.49	0.08	0.03	2.41	2.49	2.58
Veta Buenos Aires 5	VBN5	11	2.50	0.11	0.04	2.33	2.49	2.78
Veta Conejo	VCNJ	27	2.48	0.17	0.07	2.06	2.51	3.07
Veta Conejo 2 East	VCN2_E	48	2.59	0.26	0.10	2.10	2.58	3.02
Veta Conejo 2 West	VCN2_W	52	2.48	0.21	0.09	1.89	2.46	3.37
Veta Conejo 4 (Ojitos)	VOJS	28.00	2.55	0.24	0.09	2.10	2.50	3.18
Veta Dique Bonanza	VDBN	19	2.53	0.35	0.14	2.13	2.41	3.61
Veta Dique Escondida	VDESC	7	2.77	0.38	0.14	2.37	2.54	3.32
Veta Dique Escondida Splay	VDESD	4	2.62	0.14	0.05	2.51	2.56	2.80
Veta Dique San Francisco	VDSF	52	2.43	0.18	0.08	1.92	2.45	2.93
Veta El Regalo	VREG	16	2.45	0.24	0.10	1.96	2.38	2.82

14.2.10.	Block Model Setup

A total of nine block models were used to estimate the resources. The block models were rotated so that the x and y axes lie parallel to the resource domain trend and the minimum-z direction is perpendicular to the trend. A sub-blocked model type was created that consists of primary parent blocks that are sub-divided into smaller sub-blocks whenever triggering surfaces intersect the parent blocks. The resource estimation domains and depletion boundaries served as such triggers. The size of the parent block considered the drill hole sample spacing and the mining methods. Silver grades were estimated into the

105	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

parent blocks and resource domains were evaluated into the sub-blocks. The parameters for La Encantada block models are provided in Table 14-12.

Table 14-12: Block Model Parameters

Parameters	Azul y Oro	Bonanza	Buenos Aires	Conejo	990
Base point:	741040, 3140800, 2020	740075, 3140645, 2250	740530, 3140230, 1573	740870, 3141350, 2310	740050, 3140030, 1460
Parent block size (m):	10 x 10 x 2	10 x 10 x 2	10 x 10 x 2	10 x 10 x 2	10 x 10 x 2
Sub-block mode:	Octree	Octree	Octree	Octree	Octree
Sub-blocking size (m):	8 x 8 x 16	8 x 8 x 16	8 x 8 x 16	8 x 8 x 32	8 x 8 x 16
Minimum sub-block size (m):	1.25, 1.25, 0.125	1.25, 1.25, 0.125	1.25, 1.25, 0.125	1.25, 1.25, 0.0625	1.25, 1.25, 0.125
Boundary size:	690, 450, 126	840, 710, 214	670, 500, 186	1430, 830, 236	1400, 630, 212
Azimuth:	146°	322°	321°	141°	324°
Dip:	82°	87°	-90°	86°	-90°
Pitch:	0°	0°	0°	0°	0°

Parameters	Veta Dique San Francisco		La Prieta Complex: Ojuelas-C660		La Prieta Complex: Other		San Javier Milagros		Tailings
Base point:	740870, 3141130, 2270		739290, 3139520, 1680		739060, 3139390, 1950		740030, 3140670, 2150		737400, 3140040, 1675
Parent block size (m):	10 x 10 x 2		5 x 5 x 5		5 x 5 x 5		5 x 5 x 5		12 x 12 x 16
Sub-block mode:	Octree		Octree		Octree		Octree		Octree
Sub-blocking size (m):	8 x 8 x 16		8 x 8 x 8		8 x 8 x 8		4 x 4 x 8		4 x 4 x 8
Minimum sub-block size (m):	1.25, 1.25, 0.125		0.625, 0.625, 0.625		0.625, 0.625, 0.625		1.25, 1.25, 0.625		3, 3, 0.75
Boundary size:	1810, 860, 160		400, 365, 290		620, 430, 575		400, 280, 850		528, 456, 96
Azimuth:	133	°	0	°	0	°	0	°	0	°
Dip:	78	°	0	°	0	°	0	°	0	°
Pitch:	0	°	0	°	0	°	0	°	0	°

14.2.11.	Block Model Estimation

Silver estimates were completed for all domains at La Encantada. All block grades were estimated from composite samples captured within the respective resource domains. Following contact analysis, most domain contacts were treated as hard boundaries with some modified soft boundaries used for San Javier–Milagros domains.

Block grades were estimated primarily by inverse distance squared (ID2) and less commonly by ordinary kriging (OK). After inspection of the estimated gold and silver grades, many of the block models were judged to perform better with ID2 than with OK. The method selected in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity.

106	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

All channel samples that were used during construction of the geological models were reviewed. Only those channels that completely cross the deposit were used during grade estimation. Channel samples that cross only a portion of the deposit were excluded as non-representative samples.

The production channel sampling method has some risk of non-representative sampling that could produce local grade bias. However, the substantial number of samples collected and used in the estimation may compensate for this issue and provide accurate results. There remains a risk that the channel samples could suffer from a systematic sampling issue that could also result in poor accuracy. These risks are recognized and addressed during resource grade estimation by eliminating the undue influence of channel samples over drill hole samples for blocks estimated at longer distances.

The grade estimation process was run in two successive passes whenever production channel samples were present. The first pass used all composites, including production channel samples, and only estimated blocks within a restricted short distance from the channel samples. Pass two applied less restrictive criteria using only drill hole composite samples. The silver estimation parameters for each of the estimation domains are presented in

107	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-13 to Table 14-16. Figure 14-14 shows an example of the two-pass estimation strategy using channel and drill hole composite samples for the Conejo domain.

108	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-13: Summary of Ag Estimation Parameters for the Prieta Complex Block Models

Area	Resource Domain Code	Metal	Estimator Name and Pass	Estimate Type	Kriging Discretisation			Ellipsoid Ranges			Ellipsoid Orientation	No. of Samples		Outlier Restrictions			Drillhole Limit
					X	Y	Z	Maximum	Intermediate	Minimum	Variable Orientation	Min	Max	Method	Distance	Threshold	Max Samples per Hole	Apply Drillhole Limit per Sector
Ojuelas- C660	COJU	Ag g/t	Ag: COJU, OK P1	OK	3	3	3	50	40	15	VO COJU	7	19	Clamp	50	1500	6	FALSE
	COJU	Ag g/t	Ag: COJU, OK P2	OK	3	3	3	100	80	20	VO COJU	4	19	Clamp	25	1500	6	TRUE
	COJU_Skn	Ag g/t	Ag: COJU_Skn, OK P1	OK	3	3	3	50	40	15	VO COJU	7	19	Clamp	50	500	6	FALSE
	COJU_Skn	Ag g/t	Ag: COJU_Skn, OK P2	OK	3	3	3	100	80	20	VO COJU	3	19	Clamp	25	500	6	TRUE
	COJ2	Ag g/t	Ag: COJ2, OK P1	OK	3	3	3	50	40	15	VO COJ2	7	19	Clamp	40	300	6	FALSE
	COJ2	Ag g/t	Ag: COJ2, OK P2	OK	3	3	3	100	80	20	VO COJ2	3	19	Clamp	20	300	6	TRUE
	C660	Ag g/t	Ag: C660, OK P1	OK	3	3	3	75	50	20	VO C660	7	19	Clamp	30	500	6	TRUE
	C660	Ag g/t	Ag: C660, OK P2	OK	3	3	3	110	90	30	VO C660	3	19	Clamp	20	500	6	TRUE
	C660_Skn	Ag g/t	Ag: C660_Skn, OK P1	OK	3	3	3	75	50	20	VO C660	7	19	Clamp	30	500	6	TRUE
	C660_Skn	Ag g/t	Ag: C660_Skn, OK P2	OK	3	3	3	110	90	30	VO C660	3	19	Clamp	20	500	6	TRUE
	VDESC	Ag g/t	Ag: VDESC, OK P1	OK	3	3	3	50	50	30	VO VDESC	7	19	Clamp	25	450	6	TRUE
	VDESC	Ag g/t	Ag: VDESC, OK P2	OK	3	3	3	100	100	40	VO VDESC	3	19	Clamp	25	450	6	TRUE
	VDESD	Ag g/t	Ag: VDESD, OK P1	OK	3	3	3	50	50	30	VO VDESD	7	20	Clamp	25	200	6	TRUE
	VDESD	Ag g/t	Ag: VDESD, OK P2	OK	3	3	3	100	100	40	VO VDESD	2	20	Clamp	30	200	4	TRUE
	KaGS	Ag g/t	Ag: KaGS, ID2 P1	ID2				50	40	20	VO KaGS	7	15	Clamp	50	150	6	FALSE
	KaGS	Ag g/t	Ag: KaGS, ID2 P2	ID2				100	80	30	VO KaGS	3	19	Clamp	25	150	6	TRUE
	SknGS	Ag g/t	Ag: SknGS, ID2 P1	ID2				50	50	20	VO SknGS	7	19	Clamp	50	400	6	TRUE
	SknGS	Ag g/t	Ag: SknGS, ID2 P2	ID2				100	100	40	VO SknGS	2	19	Clamp	25	400	6	TRUE
Prieta Complex: Other	CASNF	Ag g/t	Ag: CASNF, ID2	ID2				120	100	40	VO CASNF	6	18	Clamp	30	200	5	TRUE
	CF35	Ag g/t	Ag: CF35, ID2	ID2				70	60	40	VO CF35	2	18	Clamp	30	150	6	TRUE
	CLFE	Ag g/t	Ag: CLFE, ID2	ID2				120	100	20	VO CLFE	2	18	Clamp	25	200	6	TRUE

Note: P1 = Pass 1, P2 = Pass 2.

109	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-14: Summary of Ag Estimation Parameters for the San Javier Milagros Complex Block Models

Area	Resource Domain Code	Metal	Estimator Name and Pass	Estimate Type	Capping Value	Ellipsoid Ranges			Ellipsoid Directions			Ellipsoid Orientation	No. of Samples		Outlier Restrictions			Drillhole Limit
						Maximum	Intermediate	Minimum	Dip	Dip Azi.	Pitch	Variable Orientation	Min	Max	Method	Distance	Threshold	Max Samples per Hole	Apply Drillhole Limit per Sector
San Javier Milagros Complex	C310_MIL	Ag g/t	Ag: C310_DMIL, ID2	ID2	9000	50	40	30	86	358	85	None	7	21	Clamp	20	5200	None	TRUE
	C310_N	Ag g/t	Ag: C310N, ID2	ID2	12000	70	45	30	86	358	85	None	5	21	Clamp	20	5200	None	TRUE
	C310_S	Ag g/t	Ag: C310S, ID2	ID2	12000	70	40	30	86	358	85	None	7	21	Clamp	20	6000	None	TRUE
	CBXI	Ag g/t	Ag: CBXI, ID2	ID2	600	70	50	30	80	30	90	None	6	24	Clamp	20	420	None	TRUE
	CMIL	Ag g/t	Ag: CMLI_Min, ID2	ID2	2000	80	60	40	90	329	85	None	3	21	Clamp	20	1200	None	TRUE
	CMLX	Ag g/t	Ag: CMLX, ID2	ID2	2600	60	50	30	90	128	90	None	6	24	None			None	TRUE

Note: C310 estimated by three sub-domains with modified soft boundaries.

Table 14-15: Summary of Ag Estimation Parameters for Vein Systems Block Models

Area	Resource Domain Code	Metal	Estimator Name and Pass	Estimate Type	Kriging Discretisation			Ellipsoid Ranges			Ellipsoid Directions			Ellipsoid Orientation	No. of Samples		Outlier Restrictions			Drillhole Limit
					X	Y	Z	Maximum	Intermediate	Minimum	Dip	Dip Azi.	Pitch	Variable Orientation	Min	Max	Method	Distance	Threshold	Max Samples per Hole	Apply Drillhole Limit per Sector
Azul y Oro	VAYO	Ag g/t	Ag: VAYO, ID2 P1 ALL	ID2				20	20	20				VO VAYO	3	24	None	None	None	6	FALSE
	VAYO	Ag g/t	Ag: VAYO, ID2 P2 DDH	ID2				100	100	70				VO VAYO	1	20	Clamp	20	500	4	TRUE
Bonanza	CBN2	Ag g/t	Ag CBN2: ID2	ID2				90	70	20				VO CBN2	2	20	None			5	FALSE
	CBN3	Ag g/t	Ag CBN3: ID2	ID2				80	80	40				VO CBN3	2	20	None			5	FALSE
	VBNZ	Ag g/t	Ag VBNZ: ID2 P1 ALL	ID2				25	25	20				VO VBNZ	2	20	Clamp	20	450	5	FALSE
	VBNZ	Ag g/t	Ag VBNZ: ID2 P2 DDH	ID2				100	100	40				VO VBNZ	2	18	Clamp	20	350	4	TRUE
	VDBN	Ag g/t	Ag VDBN: ID2 P1 ALL	ID2				25	25	20				VO VDBN	2	20	None			5	FALSE
	VDBN	Ag g/t	Ag VDBN: ID2 P2 DDH	ID2				90	90	20				VO VDBN	2	16	Clamp	25	250	5	TRUE
Buenos Aires	VBNA	Ag g/t	Ag: VBNA, ID2 P1 ALL	ID2				35	20	30				VO VBNA	8	31	None	None	None	7	FALSE
	VBNA	Ag g/t	Ag: VBNA, ID2 P2 DDH	ID2				75	75	40				VO VBNA	1	20	Clamp	30	600		TRUE
	VBN2	Ag g/t	Ag: VBN2, ID2 P1 ALL	ID2				25	15	25				VO VBN2	3	20	None	None	None	7	TRUE
	VBN2	Ag g/t	Ag: VBN2, ID2 P2 DDH	ID2				75	50	30				VO VBN2	2	20	None	None	None	6	TRUE
	VBN4	Ag g/t	Ag: VBN4, ID2 P1 ALL	ID2				15	15	25				VO VBN4	5	25	None	None	None	6	FALSE
	VBN4	Ag g/t	Ag: VBN4, ID2 P2 DDH	ID2				70	70	30				VO VBN4	1	20	None	None	None		TRUE
	VBN5	Ag g/t	Ag: VBN5, ID2 P1 ALL	ID2				30	30	30				VO VBN5	6	18	None	None	None	5	TRUE
	VBN5	Ag g/t	Ag: VBN5, ID2 P2 DDH	ID2				100	100	40				VO VBN5	1	20	None	None	None		TRUE

110	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Area	Resource Domain Code	Metal	Estimator Name and Pass	Estimate Type	Kriging Discretisation			Ellipsoid Ranges			Ellipsoid Directions			Ellipsoid Orientation	No. of Samples		Outlier Restrictions			Drillhole Limit
					X	Y	Z	Maximum	Intermediate	Minimum	Dip	Dip Azi.	Pitch	Variable Orientation	Min	Max	Method	Distance	Threshold	Max Samples per Hole	Apply Drillhole Limit per Sector
Conejo	VCNJ	Ag g/t	Ag VCNJ: ID2, P1 ALL	ID2				20	20	20				VO VCNJ	7	30	None	None	None	6	FALSE
	VCNJ	Ag g/t	Ag VCNJ: ID2, P2 DDH	ID2				90	70	40				VO VCNJ	1	20	None	None	None	6	TRUE
	VCN2_E	Ag g/t	Ag VCN2_FEE: ID2, P1 ALL	ID2				25	25	20				VO VCN2	7	24	None	None	None	6	FALSE
	VCN2_E	Ag g/t	Ag VCN2_FEE: ID2, P2 DDH	ID2				80	60	30				VO VCN2	1	20	Clamp	28	2000	6	TRUE
	VCN2_W	Ag g/t	Ag VCN2_FEW: ID2	ID2				80	80	40				VO VCN2	1	20	None	None	None	6	TRUE
	VOJS	Ag g/t	Ag VOJS: ID2 P1 ALL	ID2				25	15	10				VO VOJS	5	20	None	None	None	3	TRUE
	VOJS	Ag g/t	Ag VOJS: ID2 P2 DDH	ID2				160	120	40				VO VOJS	1	20	Clamp	20	550	6	TRUE
	VCNS	Ag g/t	Ag VCNS: ID2, P1 ALL	ID2				18	15	15				VO VCNS	7	30	None	None	None	6	FALSE
	VCNS	Ag g/t	Ag VCNS: ID2, P2 DDH	ID2				90	70	40				VO VCNS	1	20	Clamp	20	600	6	TRUE
990	C236	Ag g/t	Ag: C236, ID2 P1 ALL	ID2				25	25	25				VO C236	6	18	None	None	None	6	TRUE
	C236	Ag g/t	Ag: C236, ID2 P2 DDH	ID2				70	70	20				VO C236	1	18	Clamp	30	400	6	TRUE
	CMAR	Ag g/t	Ag: CMAR, ID2 P1 ALL	ID2				50	50	40	0	0	90	None	1	18	Clamp	40	400	6	TRUE
	CREG	Ag g/t	Ag: CREG, ID2 P1 ALL	ID2				35	35	35	90	324	100	None	5	25	None	None	None		TRUE
	CREG	Ag g/t	Ag: CREG, ID2 P2 DDH	ID2				100	100	40	90	324	100	None	1	20	None	None	None		TRUE
	V990	Ag g/t	Ag: V990, Kr P1 ALL	OK	3	3	3	35	35	35				VO V990	6	24	None	None	None	5	TRUE
	V990	Ag g/t	Ag: V990, Kr P2 DDH	OK	3	3	3	110	100	40				VO V990	1	18	Clamp	25	800	6	TRUE
	V990-2	Ag g/t	Ag: V990-2, Kr P1 ALL	OK	3	3	3	35	35	35				VO V990-2	8	24	None	None	None	6	FALSE
	V990-2	Ag g/t	Ag: V990-2, Kr P2 DDH	OK	3	3	3	75	75	30				VO V990-2	1	20	None	None	None	6	TRUE
	VREG	Ag g/t	Ag: VREG, ID2 P1 ALL	ID2				35	35	35				VO VREG	8	30	None	None	None	6	FALSE
	VREG	Ag g/t	Ag: VREG, ID2 P2 DDH	ID2				100	100	40				VO VREG	1	18	Clamp	30	600	6	TRUE
San Francisco	VDSF	Ag g/t	Ag VDSF, Kr P1 ALL	OK	3	3	3	28	28	20				VO VDSF	6	18	None	None	None	5	FALSE
	VDSF	Ag g/t	Ag VDSF, Kr P2 DDH	OK	3	3	3	110	100	30				VO VDSF	1	20	Clamp	20	1000	6	TRUE

Note: VCN2 consists of FEE and FEW sub-domains. P1 = Pass 1, P2 = Pass 2.

111	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-16: Summary of Ag Estimation Parameters for the Tailings Block Model

Area	Resource Domain Code	Metal	Estimator Name and Pass	Estimate Type	Capping Value	Kriging Discretisation			Ellipsoid Ranges			Ellipsoid Directions			Ellipsoid Orientation	No. of Samples		Outlier Restrictions			Drillhole Limit
						X	Y	Z	Maximum	Intermediate	Minimum	Dip	Dip Azi.	Pitch	Variable Orientation	Min	Max	Method	Distance	Threshold	Max Samples per Hole	Apply Drillhole Limit per Sector
Tailings No.4	TLN4_L	Ag g/t	Ag: Tailings_Lower	OK	156	3	3	3	125	125	30	5	280	82	None	4	20	None	None	None	4	TRUE
	TLN4_U	Ag g/t	Ag: Tailings_Upper	OK	156	3	3	3	125	125	30	5	280	82	None	4	20	None	None	None	4	TRUE

112	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-14: An Example of 2-Pass Estimation Strategy used for the VCNJ Domain,

Vertical Section with Plan View Reference to the Right

Note: Composite samples densely arrayed horizontally are production channel samples from underground mine developments. Pass 1 in red, Pass 2 in yellow. Figure prepared by First Majestic, May 2025.

14.2.12.	Block Model Validation

Validation of the silver estimation was completed for each of the domains. The procedure was conducted as follows:

•	Comparison of wireframe domain volumes to block model volumes for the domains;

•	Visual inspection comparing the composite sample grades to the estimated block values;

•	Comparison of the silver grades in “well-informed” parental blocks to the average sample values of the composited samples contained within those blocks using scatter plots;

•	Comparison of the global mean declustered composite sample grades to the block model mean grade for each resource domain and review of the impact from clustering in the composite sample data set;

•	Comparison of local block grade trends to composited sample grades along the three block model axes (i.e., easting, northing, and elevation) with swath grade trend plots.

The silver block grades were visually inspected in vertical section. This review showed that the supporting composite sample grades closely match the estimated block values. Figure 14-15 and Figure 14-16 show examples of the estimated block model silver grades together with the composite sample grades for the Cuerpo Ojuelas and Tailings Deposit No. 4 domains.

113	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-15: Visual Inspection of Cuerpo Ojuelas Ag Block Model Estimates and Composite Sample Values, Vertical Section and Plan View

Note: Figure prepared by First Majestic, April 2025.

Figure 14-16: Visual Inspection of Tailings Deposit No. 4 Ag Block Model Estimate and Composite Sample Values, Vertical Section and Plan View

Note: Figure prepared by First Majestic, April 2025.

Estimated block grades display conditional bias with higher grades underestimated, lower grades over-estimated, and estimated extreme grades tending to be smoother. Scatterplot comparison of the estimated grades in “well-informed” parent blocks to the average composite sample values contained within those blocks illustrates the conditional bias for the estimate. The scatterplot example from the Cuerpo Milagros Breccia domain in Figure 14-17 demonstrates that the estimated block grades correlate well with the composite sample grades, and that the estimated grades are variable and not overly smooth.

114	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-17: Conditional Bias Scatterplot of Ag Composite and Estimated Ag Block Values, Cuerpo Milagros Breccia

Note: Figure prepared by First Majestic, May 2025.

The global estimated mean grades were checked for bias by comparing the estimated grade of the resource domains to the supporting composite data. The mean estimated block model grades are a close match to the declustered mean value for the capped composite samples, and the block model estimates show reasonable bias. Figure 14-18 is an example of a bar plot for mean estimated block and composite grades for the resource domains in the Prieta complex.

115	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-18: Global Mean Ag Grade Bias Check for Resource Domains of the Prieta Complex Comparing Raw Assay to Declustered Composite Mean Grades and Mean Block Grades

Note: Raw composite mean is not declustered. Composite and clipped (capped) composite means are declustered.

COJU = Cuerpo Ojuelas. Figure prepared by First Majestic, April 2025.

The block model estimates were also validated by comparing the estimated block grades for silver to nearest neighbour block estimates (NN) and to the composite sample values in swath plots oriented in three directions (composite samples averages are not declustered). The mean estimated block grades, NN grades, and composite sample grades are similar in all directions for all resource domains. The swath plots for Cuerpo Ojuelas silver grades in y and z directions are shown in Figure 14-19.

116	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 14-19: Ag Mean Value Swath Plot Across Cuerpo Ojuelas in Y and Z

Note: Gray line is clipped composite sample values. Figure prepared by First Majestic, April 2025.

Overall, the block model validations demonstrate that the current resource estimates are a reasonable representation of the primary input sample data.

14.2.13.	Mineral Resource Classification

Block model resource estimates were classified according to the 2014 “CIM Definition Standards for Mineral Resources & Mineral Reserves” using industry best practices as outlined in the 2019 “CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”. Best practices in the industry recommend that the classification of resources should consider the resource geologist’s confidence in the geological interpretation and model; confidence in the grade continuity for the mineralized domains; and the measure of sample support along with the quality of the sample data. Appropriate classification strategy integrates these concepts to delineate areas of similar confidence and risk.

Mineral Resources were classified into Indicated or Inferred categories based on the following factors:

•	Confidence in the geological interpretation and models;

•	Confidence in the continuity of metal grades;

•	The sample support for the estimation and reliability of the sample data;

•	Areas that were mined producing reliable production channel samples and detailed geological control.

The method used to measure the sample support used for the Mineral Resource classification was the nominal drill hole spacing. The nominal drill hole spacing was produced by an estimation pass for each block in the model that used three composite samples with a maximum of one sample per drill hole, which requires three separate drill holes. The average distance for each block to the three closest drill holes was

117	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

estimated, and then the nominal drill hole spacing was estimated by dividing the average distance to drill holes by 0.7.

The blocks for all resource domains were flagged to be considered for either Indicated or Inferred categories if the nominal drill hole spacing for the block was less than a specified distance, which was selected to reflect the geologist’s confidence in the geological and grade continuity. The minimum distance threshold to the nearest drill hole was also used to include blocks surrounding drill holes on the perimeter of a region flagged by nominal drill hole spacing. Generally, blocks were flagged of the Indicated class if the drill hole spacing was less than 35-45 m and flagged for Inferred class if the drill hole spacing was less than 60-70 m. The presence of underground mining and mapping also supported Indicated category classification.

Wireframes were constructed to encompass block model zones for Indicated and Inferred categories. This process allowed for review of the geological confidence for the estimates, together with drill hole support, and expanded certain areas but excluded others from the classification. Blocks were finally assigned to a classification category by the respective wireframe if the centroid of the block fell inside the wireframe. Figure 14-20 is a long section showing an example of Indicated and Inferred Mineral Resource categories for the Veta Dique San Francisco domain.

Figure 14-20: Indicated and Inferred Mineral Resource Categories, Veta Dique San Francisco Domain

Note: Composite samples used for the estimation and underground mine developments are also shown. Section and plan views. Figure prepared by First Majestic, April 2025.

14.2.14. Reasonable Prospects for Eventual Economic Extraction

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction by application of input parameters based on mining and processing information from the last

118	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

12 months of mining operations. Economic parameters including operating costs, metallurgical recovery, metal prices and other parameters were used as follows:

• Direct mining cost: dependent on mining method;

• Cut-and-fill	$65.08/t;
• Longhole stoping	$47.38/t;
• Sub-level inclined caving	$32.46/t;

• G&A and indirect mining cost	$13.44/tonne;
• Sustaining cost	$6.47/tonne;
• Ag metallurgical recovery	66.2%;
• Ag payable	99.6%;
• Ag metal price	US$28.00/oz;

These economic parameters result in a silver cut-off grade of:

•	150 g/t Ag for narrow thickness veins expected to be extracted by cut-and-fill;

•	105 g/t Ag for medium thickness veins expected to be extracted by longhole stoping;

•	80 g/t Ag for breccia pipes and massive lens deposits expected to be extracted by sub-level inclined caving.

The economic parameters including operating costs, metallurgical recovery, metal prices and other parameters for the Tailings Deposit No. 4 are as follows:

• Direct mining cost:	$45.69/t
• G&A and indirect mining cost	$2.49/t;
• Ag metallurgical recovery	70.0%;
• Ag payable	99.6%;
• Ag metal price	US$28.00 /oz.

These economic parameters for Tailings Deposit No. 4 result in an Ag cut-off grade of 108 g/t Ag.

Deswik Stope Optimizer software was used to identify the blocks that represent underground mineable volumes that exceed the cut-off value while complying with the aggregate of economic parameters. This tool allows blocks to be aggregated into the minimum stope dimensions and eliminate outliers that do not comply with these conditions. A similar approach was set up for the Vein Systems following a methodology based on a set of calculations in the block model. The variables used were the true thickness from each vein, the minimum mining width, and the cut-off grade depending on the mining method. Results from this methodology were validated against the stope optimization in Deswik and were found to produce near identical results.

119	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.2.15.	Mining Depletion

Models of the underground mining excavations were evaluated into the block models for all domains. These modeled volumes were used to deplete the block model Mineral Resource estimates prior to reporting the resources. Regions within the mine such as unmined pillars that are in situ but judged to be un-mineable were also removed from the estimates. Figure 14-21 shows an example for underground mining excavations at the Prieta Complex, C660 area.

Figure 14-21: Block Model Example of Underground Mining Excavations at the Prieta Complex, C660 Area

Note: 3D view looking south and plan view. Figure prepared by First Majestic, April 2025.

120	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

14.3.	Statement of Mineral Resource Estimates

Mineral Resources are reported assuming underground mining methods except for the Tailings Deposit No. 4. Cut-off grades appropriate for the selected mining method are assigned to each domain. All Mineral Resources are reported using the 2014 CIM Definition Standards with an effective date of December 31, 2024.

121	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-17 summarizes the reporting groups for the resource domains included in the Mineral Resource estimate and the selected mining method for each domain.

122	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-17: Mineral Resource Estimate Statement Reporting Groups for La Encantada with Associated Mining Method

Reporting Groups	Resource Domains	Resource Domain Code	Mining Method

Prieta Complex: Ojuelas-C660	Cuerpo 660 Limestone	C660	Sub-level inclined caving
	Cuerpo 660 Skarn	C660_Skn	Sub-level inclined caving
	Cuerpo Ojuelas Limestone	COJU	Sub-level inclined caving
	Cuerpo Ojuelas Skarn	COJU_Skn	Sub-level inclined caving
	Cuerpo Ojuelas 2	COJ2	Sub-level inclined caving
	Gradeshell Limestone	KaGS	Sub-level inclined caving
	Gradeshell Skarn	SknGS	Sub-level inclined caving
	Veta Dique Escondida	VDESC	Sub-level inclined caving

Prieta Complex: Other	Cuerpo La Fe	CLFE	Longhole stoping
	Cuerpo Falla 35	CF35	Longhole stoping
	Cuerpo Asuncion Falla	CASNF	Longhole stoping

Vein Systems	Cuerpo 236	C236	Longhole stoping
	Cuerpo Bonanza 2	CBN2	Longhole stoping
	Cuerpo Bonanza 3	CBN3	Longhole stoping
	Cuerpo Marisela	CMAR	Sub-level inclined caving
	Cuerpo Regalo	CREG	Sub-level inclined caving
	Veta 990	V990	Cut and fill
	Veta 990-2	V990-2	Cut and fill
	Veta Azul y Oro	VAYO	Cut and fill
	Veta Bonanza	VBNZ	Longhole stoping
	Veta Buenos Aires	VBNA	Cut and fill
	Veta Buenos Aires 2	VBN2	Cut and fill
	Veta Buenos Aires 4	VBN4	Cut and fill
	Veta Buenos Aires 5	VBN5	Cut and fill
	Veta Conejo	VCNJ	Cut and fill
	Veta Conejo 2	VCN2	Cut and fill
	Veta Conejo 4 (Ojitos)	VOJS	Cut and fill
	Veta Conejo Splay	VCNS	Cut and fill
	Veta Dique Bonanza	VDBN	Cut and fill
	Veta Dique San Francisco	VDSF	Sub-level inclined caving
	Veta El Regalo	VREG	Cut and fill

San Javier Milagros Complex	Cuerpo 310	C310	Sub-level inclined caving
	Cuerpo Milagros Brecha	CMLX	Sub-level inclined caving
	Cuerpo Intrusivo Milagros	CMLI	Sub-level inclined caving
	Cuerpo Intrusivo Milagros Brecha	CBXI	Sub-level inclined caving

Tailings Deposit No.4	Tailings Deposit No.4	TLN4	Tailings

The consolidated Indicated and Inferred Mineral Resource estimates for La Encantada are provided in Table 14-18 and Table 14-19 respectively. Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

123	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 14-18: La Encantada Mineral Resource Estimate Statement, Indicated Category

(effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Indicated Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	1,100	193	6,830	6,830
Indicated Veins Systems (UG)	Oxides	892	273	7,820	7,820
Indicated San Javier Milagros Complex (UG)	Oxides	1,125	118	4,280	4,280
Indicated Tailings Deposit No. 4	Oxides	2,773	118	10,510	10,510
Total Indicated (UG + Tailings)	All Mineral Types	5,890	155	29,440	29,440

Table 14-19: La Encantada Mineral Resource Estimate Statement, Inferred Category

(effective date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Inferred Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	293	160	1,510	1,510
Inferred Prieta Complex (UG)	Oxides	207	192	1,280	1,280
Inferred Veins Systems (UG)	Oxides	1,260	237	9,610	9,610
Inferred San Javier Milagros Complex (UG)	Oxides	219	96	670	670
Inferred Tailings Deposit No. 4	Oxides	458	117	1,730	1,730
Total Inferred (UG + Tailings)	All Mineral Types	2,438	189	14,800	14,800

(1)	Mineral Resource estimates are classified per CIM Definition Standards (2014) and NI 43-101.

(2)	Mineral Resource estimates are based on internal estimates with an effective date of December 31, 2024.

(3)	Mineral Resource estimates were supervised or reviewed by Karla Michelle Calderon Guevara, CPG, Internal Qualified Person for First Majestic, per NI 43-101.

(4)	The Silver-equivalent grade (Ag-Eq) equals the silver grade (Ag).

(5)	Metal price for mineral resource estimates was $28.0/oz Ag.

(6)

The cutoff grades used to constrain the Mineral Resource estimates are 80 g/t Ag for sub-level caving at Ojuelas, 150 g/t Ag for cut and fill at Conejo, 135 g/t Ag for cut and fill at Vein System (Buenos Aires, 990, Azul y Oro), 105 g/t Ag for bodies in the Vein System (Cuerpo El Regalo, Cuerpo Marisela), 105 g/t Ag for Longhole at Vein System (Bonanza, C236), 70 g/t Ag for bodies at Veta Dique San Francisco, 70 g/t for bodies at San Javier and Milagros Breccias, and 108 g/t Ag for Tailings Deposit No. 4.

(7)	Mineral Resources are reported within mineable stope shapes using the cutoff grade calculated using the stated metal prices and metal recoveries.

(8)	No dilution was applied to the Mineral Resource which are reported on an in-situ basis.

(9)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(10)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.4.	Factors that May Affect the Mineral Resource Estimates

Risk factors that could materially impact the Mineral Resource estimates include:

•	Metal price and exchange rate assumptions;

•	Changes to the assumptions used to generate the silver cut-off grade (metallurgical recovery and cost assumptions);

124	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•	Changes in the interpretations of mineralization geometry and continuity of mineralized zones;

•	Changes to geological and mineralization shape and geological and grade continuity assumptions;

•	Changes to geotechnical and mining method assumptions;

•

Changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate;

•

The production channel sampling method has some risk of non-representative sampling that could result in poor accuracy locally. In addition, there is potential for the substantial number of channel samples to overwhelm samples from the drill holes in some areas. This is recognized and addressed during resource estimation by restricting the area of influence related to these samples to short ranges.

14.5.	Comments on Section 14

The QP is of the opinion that the Mineral Resource estimates for La Encantada were estimated using industry best practices and conform to the 2014 CIM Definition Standards for Mineral Resources.

To the extent currently known, there are no environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors or risks that could materially affect the development of the mineral resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

125	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

15.	MINERAL RESERVES ESTIMATES

The Mineral Reserve estimates were prepared by Rebeca Barja, a First Majestic Senior Mining Engineer, under the supervision of Mr. Andrew Pocock, P.Eng., Director of Reserves for First Majestic. Mr. Pocock is the QP for these estimates.

15.1.	Mineral Reserves Estimation Methodology

The Mineral Reserve estimation process involves converting Indicated Mineral Resources to Probable Mineral Reserves by identifying material that exceeds the mining cut-off grades and conforms to the geometrical constraints defined by the selected mining method. Modifying factors, such as mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, saleability of products, social and legal factors were considered. These factors were applied to produce mineable stope shapes.

Initial considerations for the conversion of Mineral Resources into Mineral Reserves include a review of the following aspects:

•	Status of the mining concessions, and surface land agreements for access and operation;

•	Environmental aspects and permits in place that enable mining and processing of the mineralized material;

•	Condition and availability of the existing infrastructure and coordination for supplies delivery and transportation of products and goods;

•	Status of the selling contract(s) for the doré produced;

•	Status of the social license and community relations that enable the continuity of the operation;

•	Assessment of the relations with local and state governments in support of the continuity of the operation.

If the Indicated Mineral Resources comply with these constraints, Indicated Resource estimates may be converted to Probable Mineral Reserves using the following procedures:

•

Selection of a viable mining method for each of the geological domains, considering geometry of the deposit, geotechnical and geohydrological conditions, metal grade distribution as observed during the investigation of the block model and other mine design criteria;

•

Review of metal price assumptions approved by First Majestic’s senior management for Mineral Resource and Mineral Reserve estimates to be considered reasonable and following the “2020 CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting”;

•

Calculate the net smelter return (NSR) and silver cut-off grade (COG), based on the assumed metal price guidance, assumed cost data, metallurgical recoveries, and smelting and refining terms as per the selling contracts;

126	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•	Prepare the block models ensuring Inferred Mineral Resources are not considered in the Mineral Reserves constraining process;

•	Compile relevant mine design parameters such as stope dimensions, minimum mining widths and pillar dimensions;

•	Compile modifying factors such as dilution from blasting overbreak and geotechnical conditions as well as mining loss considering benchmarking from actual surveys and underground observations;

•	Outline potentially mineable shapes from the block model based on Indicated Mineral Resource estimates that exceed the COG;

•	Create potentially mineable shapes using stope optimization mining software to account for vein widths, minimum mining widths, dilution assumptions and economic factors;

•	Refine potentially mineable shapes by removing permanent sill and rib pillars, removing areas identified as inaccessible or unmineable due to geotechnical or stability conditions;

•	Design mine development and mine infrastructure required to access the potentially mineable shapes;

•

Conduct an economic analysis for groups of mineable shapes, such as sublevels or contiguous groups of shapes, removing areas that are isolated from contiguous mining areas that will not cover the cost of development to reach those areas;

•	Set the mining sequence and define the production rates for each relevant area to produce the production schedule;

•	Estimate capital and operating costs required to extract this material and produce saleable product;

•	Estimate expected revenue after discounting selling costs;

•	Validate the economic viability of the overall plan with a discounted cash flow model.

Once these steps are completed and a positive cash flow is demonstrated, the Mineral Reserve statement is prepared.

15.2.	NSR and Cut-off Grade Estimation

The Net Smelter Return (NSR) is calculated to determine the value of each block based on the recoverable metal content and expected revenue, after deducting the relevant processing, transportation, and refining costs. The NSR is then applied during the silver cut-off grade (COG) estimation.

Table 15-1 shows the assumptions used to calculate the NSR which was then applied to the realized silver value to be used in the estimation of the COG.

127	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 15-1: Assumptions for NSR Calculation

Parameter	Value	Unit
Ag Metal Price	26.00	USD $/oz
Ag Payable	99.60%
Ag Processing Recovery—Prieta Complex: Ojuelas	58.95%
Ag Processing Recovery—San Javier Milagros Complex	70.80%
Ag Processing Recovery—Veins Systems	55.00%
Ag Minimum Deductible	0.000	grams / DMT
Transport	0.022	$ / oz Dore
Loading & Representation	0.022	$ / oz Dore
Insurance	0.028	$ / oz Dore
Ag Refining Charges (R/C)	0.151	$ / oz

A multiple cut-off grade (COG) approach was applied for each mining method within each domain consisting of general, incremental, and marginal COGs.

The general COG is applied to evaluate the economic viability of developing a new sublevel. The calculation of the general COG considers the following cost components:

•	Mining development and production;

•	Haulage to plant;

•	Processing;

•	Indirect costs;

•	General and administrative (G&A);

•	Sustaining capital costs.

The incremental and marginal COGs are applied to areas where the operation has already invested in development or where pre-existing development is in place, allowing for the extraction of lower-grade material without the need for additional investment cost. The incremental and marginal COGs are also used where lower-grade material must be mined to access the higher-grade zones while still covering the costs of incremental haulage, processing, and G&A costs.

Table 15-2 shows the assumptions considered during the calculation of the incremental and marginal COGs. Metallurgical recoveries for each domain applied during the calculation of the Reserve COG are listed in Table 15-3, and the calculated Reserve COGs for each domain and mining method assumed are listed in Table 15-4.

128	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 15-2: Assumptions for COG Calculation

Parameter	Value	Unit
Mining Costs—Caving	8.46	US$ / t milled
Mining Costs—Longhole Stoping	24.96	US$ / t milled
Mining Costs—Cut & Fill	42.66	US$ / t milled
Haulage to Plant	3.85	US$ / t milled
Processing Cost	20.69	US$ / t milled
Indirect Costs	13.41	US$ / t milled
General and Administrative Costs	0.03	US$ / t milled
Sustaining Mine Equipment (PPE)	1.03	US$ / t milled
Sustaining Plant and Infrastructure	2.49	US$ / t milled
Sustaining Development—Caving	1.88	US$ / t milled
Sustaining Development—Longhole Stoping	1.88	US$ / t milled
Sustaining Development—Cut & Fill	1.88	US$ / t milled
Infill Exploration, Mining Rights, Technical Services	0.05	US$ / t milled
Closure Cost Allocation	1.03	US$ / t milled

Table 15-3: Silver Recoveries by Domain for COG Calculation

Domain	Metallurgical Recovery Ag
Prieta Complex: Ojuelas	59.0%
San Javier Milagros Complex	70.8%
Veins Systems—San Francisco	70.0%
Veins Systems—Conejo	50.0%
Veins Systems—990	55.0%
Veins Systems—Buenos Aires	55.0%
Veins Systems—Bonanza	55.0%
Veins Systems—Azul y Oro	55.0%
Veins Systems (weighted average)	61.6%

129	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 15-4: Run of Mine COGs by Domain and Mining Method

		Run of Mine Cutoff Grade
Domain Type	Mining Method	General	Incremental	Marginal	Units
Prieta Complex: Ojuelas	Sublevel Caving	105	85	65	g/t Ag
San Javier Milagros Complex	Sublevel Caving	90	75	55	g/t Ag
Veins Systems—San Francisco	Longhole	95	75	55	g/t Ag
Veins Systems—Conejo	Cut & Fill	205	160	75	g/t Ag
Veins Systems—All Other Veins	Longhole	145	115	65	g/t Ag
Veins Systems—All Other Veins	Cut & Fill	185	145	65	g/t Ag

15.3.	Block Model Preparation

The Mineral Resource block model provided the foundation for the stope optimization and Reserve estimation process. The model includes silver grades, density, classification categories, and the Reasonable Prospects for Eventual Economic Extraction (RPEEE) limits, which were defined by incorporating the required economic parameters.

As part of the Reserve estimation process, the block model was validated for internal consistency and visually reviewed using grade shells and sectional views. A filter was then applied to ensure that only blocks meeting all Reserve evaluation criteria were included in the stope optimization process. This filter retained only in-situ blocks that lie within the RPEEE limits and are classified as Measured or Indicated.

The filtered block model was subsequently reviewed visually with grade shells and interrogated to confirm that the correct mineralized zones were identified and ready for input into the stope optimization phase.

15.4.	Mining Modifying Factors – Dilution and Mining Loss

Mining modifying factors are the combination of dilution and mining loss that impact the quality and quantity of the material extracted from a mining operation. Dilution refers to waste material that enters the ore stream during mining. It typically has two negative impacts:

•	Increased operational costs, (mining, processing, treatment, and tailings storage);

•	Reduced mineralized material recovery (due to lower grades processed and decreased mining/processing efficiencies).

Dilution can originate from multiple sources, which are generally assigned to the following three categories: internal dilution, planned dilution, and unplanned dilution. The dilution equation and definitions below demonstrate how these categories are used during the Mineral Reserve estimation process.

Total Mining Dilution = Internal Dilution + Planned Dilution + Unplanned Dilution

•	Internal Dilution: Waste material contained within the mineralized zone and enclosed by the stope boundaries;

130	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•

Planned Dilution: Additional waste that is intentionally mined along with the mineralized material. This material is located on the hanging wall and/or footwall and is required to meet the minimum mining width of the selected mining method. This material reduces overall grade but enables full recovery of the mineralized zone.

•	Unplanned Dilution: Waste material that unintentionally enters the ore stream during extraction and can be from a variety of sources such as:

•	Overbreak during drilling and blasting;

•	Unintentional mucking of waste, backfill or road base material during the mucking of mineralized material;

•	Backfill dilution from adjacent stopes.

Unplanned dilution is estimated by assuming an average of 5% waste material introduced during mucking and an additional 3% during material rehandling for a total of 8% of unplanned waste material.

An example with planned and unplanned dilution is shown in Figure 15-1.

Figure 15-1: Schematic of Planned and Unplanned Dilution

Note: Figure prepared by First Majestic, April 2025.

Mining loss of 5% has been assumed in the estimate. Mining loss refers to the proportion of mineralized material above the cut-off grade (COG) that is included within the mine designs but is not ultimately delivered to the plant for processing due to various operational constraints. This loss may result from operational factors such as underbreak caused by poor blasting practices and directly impacts the economics of the operation by reducing the volume of recoverable material and consequently, the

131	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

potential revenue. Figure 15-2 and Figure 15-3 are schematic examples of dilution and mining loss in longhole and cut-and-fill mining.

Figure 15-2: Schematic Example of Dilution and Mining Loss in Longhole Mining

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic, March 2021.

132	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 15-3: Schematic Example of Dilution and Mining Loss in Cut & Fill Mining

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic, March 2021.

A sublevel caving mining method was selected to mine the Ojuelas deposit. Sublevel caving is a bulk mining method that inherently includes internal dilution within the caving extraction column design. Run-of-mine (ROM) material from Ojuelas is expected to include an estimated 14% internal dilution from waste material enclosed within the caving extraction columns as well as an estimated 5% unplanned dilution resulting from mucking and rehandling activities.

For the Vein System deposits, longhole stoping or cut-and-fill mining methods were selected across the various domains, depending on geometry and geotechnical conditions. For longhole stoping, a minimum mining width of 1.3 m was designed. This is based on a minimum vein width of 1.0 m, plus an allowance for 0.15 m on both the hanging wall and footwall. This 0.15 m of planned dilution is applied regardless of the vein width, to ensure that the mineable shapes include a reasonable amount of planned dilution. For cut-and-fill, a minimum mining width of 3.0 m was designed to accommodate jumbo drilling equipment. Where cut-and-fill is employed, the waste surrounding the vein will be slashed out to the width of the drift to provide a stable working floor for subsequent lifts and to ensure sufficient maneuverability for the jumbo. Table 15-5 shows an example calculation of planned and unplanned dilution for each mining method.

133	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 15-5: Example Calculation of Planned and Unplanned Dilution for Vein Systems

Veins Systems	Mining Dilution Parameters
Parameters	Longhole	Cut & Fill	Unit
Minimum Vein Width	1.00	3.00	meter
Planned Dilution—HW	0.15	0.00	meter
Planned Dilution—FW	0.15	0.00	meter
Total Planned Mining Width	1.30	3.00	meter
Planned Dilution—HW	12	0%
Planned Dilution—FW	12	0%
Total Planned Mining Width	23	0%
Unplanned Dilution
Unplanned Dilution—Mucking	5	5%
Unplanned Dilution—Rehandling	3	3%
Total Unplanned Dilution	8	8%
Total Dilution
Planned + Unplanned Dilution	31	8%

15.5.	Potentially Mineable Shapes and Mine Design

Deswik Stope Optimizer software was used to generate potentially mineable stope shapes based on Indicated Mineral Resources. The optimization process applied a range of design parameters, including orebody azimuth and dip, stope dimensions (length and height), minimum mining width, planned dilution, and the applicable cut-off grade. The selection of these parameters is conducted in consultation with the mine geotechnical team ensuring that geotechnical constraints are respected. Once defined, the parameters were configured within the Stope Optimizer to produce preliminary mineable stope shapes. Table 15-6 shows the modifying factors that are considered for each mining method.

Table 15-6: Parameters for Creation of Potentially Minable Stope Shapes

Parameter	Value	Unit
Crosscut Spacing, Ring Burden, Height—Caving Ojuelas	12.5 x 2 x 22	meter
Sublevel Spacing—Caving Ojuelas	15	meter
Minimum Mining Width—Longhole Stoping	1.00	meter
Minimum Mining Width—Cut & Fill	3.00	meter
Planned Dilution—HW / FW—Longhole Stoping	0.30	meter
Planned Dilution—HW / FW—Cut & Fill	0.00	meter

The resulting stope shapes honour all defined constraints and include attributes required for economic evaluation, such as the resource classification, diluted silver grade and tonnage. The potentially minable stope shapes were visually reviewed and validated to confirm alignment with geological continuity, mining method geometry, and geotechnical stability criteria. Mine designs are then created to estimate the lateral and vertical development needed to access the potentially mineable stope shapes. An economic evaluation is then conducted to determine which areas or sublevels yield a positive cash flow. Only those areas or sublevels that generate a positive cash flow are used to create the LOM plan and included in the Mineral Reserve statement.

134	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

15.6.	Mineral Reserves Estimate

Mineral Reserves are reported using the 2014 CIM Definition Standards and have an effective date of December 31, 2024. The Qualified Person for the estimate is Mr. Andrew Pocock, P. Eng., a First Majestic employee. The Mineral Reserves estimate for La Encantada is provided in Table 15-7.

Table 15-7: La Encantada Mineral Reserves Statement (Effective Date December 31, 2024)

Category / Area	Mineral Type	Tonnage	Grades		Metal Content
		k tonnes	Ag (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Prieta Complex: Ojuelas	Oxides	1,106	154	154	5,469	5,469
Milagros Breccia	Oxides	1,742	88	88	4,935	4,935
Veins Systems	Oxides	540	258	258	4,479	4,479
Total Probable	Oxides	3,388	137	137	14,883	14,883

(1)	Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.

(2)

Mineral Reserves are effective December 31, 2024, are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.

(3)	Reserve estimates were supervised or reviewed by Andrew Pocock, P.Eng., Internal Qualified Person for First Majestic per NI 43-101

(4)	Silver-equivalent grade (Ag-Eq) is silver grade and is included for consistency across all material properties.

(5)

Metal prices considered for Mineral Reserves estimates were $26.00/oz Ag. Other key assumptions and parameters include: metallurgical recoveries of 59% for Prieta Complex: Ojuelas, weighted average of 55% for Veins Systems and 70.8% for Milagros Breccia; costs ($/t): direct mining $44.4 cut & fill, $26.7 longhole stoping, $11.77 sub level caving, processing $20.69 mill feed, indirect/G&A $13.41, and sustaining of $6.47.

(6)

A two-step cutoff approach was used per mining method: A general cutoff grade defines mining areas covering all associated costs; and a 2nd pass incremental cutoff includes adjacent material covering only its own costs, excluding shared general development access & infrastructure costs which are covered by the general cutoff material.

(7)

Modifying factors for conversion of resources to reserves include but are not limited to consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.

(8)	Tonnage in thousands of tonnes, metal content in thousands of ounces, prices/costs in USD. Numbers are rounded per guidelines; totals may not sum due to rounding.

15.7.	Factors that May Affect the Mineral Reserve Estimates

Factors which may materially affect the Mineral Reserve estimates for the La Encantada mine include fluctuations in commodity prices and exchange rate assumptions used; material changes in the underground stability due to geotechnical conditions which could increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction in the capacity to process the mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external economic factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the different surface owners in the La Encantada area; and the ability maintain the social and environmental licenses to operate.

135	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

16.	MINING METHODS

16.1.	Overview

Beginning in 2007, First Majestic started producing from both the Prieta and San Javier–Milagros mining areas using cut-and-fill and room-and-pillar mining. In 2010, with the addition of the cyanide plant, the mine processed fresh material from underground and old tailings until 2014. From 2014 to 2018, the mine produced a mixture of material from the old Peñoles low-grade stockpiles, high-grade ore from veins, and recovery of backfill and pillar materials using a hybrid caving method. In 2018, First Majestic activated the San Javier sublevel caving mining to offset production from the Peñoles low-grade stockpiles. Production increased in 2019 with the start of the Prieta cave mining. In 2022 the La Encantada started development of the Ojuelas caving project achieving production in 2023.

16.2.	Mining Environment

16.2.1.	Hydrogeological Considerations

The La Encantada mine is in an arid region without surface water sources and scarce rainfall during the year. Therefore, the mine is dependent on groundwater for operations. Wells G5 and La Chata have supplied water for mining since before First Majestic’s ownership of the mine. G5 was redrilled in 2017 and the Pista well was drilled in 2018. In 2020, G5 and La Chata water supply declined, reaching critical levels impacting mine and plant operations in 2023. In 2024, two new wells were drilled, G-8 and G-11 which stabilized the water supply, enabling full operations. A 10-year water supply history is visible in Figure 16-1.

Figure 16-1: La Encantada 10 Year Water Supply History

Note: Well G8 had 1575 m3/month in 2024 and has not been producing in 2025.

Figure prepared by First Majestic, April 2025.

136	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Wells are monitored and tested periodically to ensure consistent supply and avoid overdrawing the aquifer. The main inflow of water comes from surface filtration during the rainy season, and water from drilling during mining operations.

16.2.2.	Geotechnical Considerations

Geotechnical data is primarily collected through geotechnical core logging and underground mapping at La Encantada which is recorded in company databases. Geotechnical core logging is performed on diamond drill core after geological logging, using standard methods to collect parameters for Q (Barton et al., 1974), Rock Mass Rating (RMR) (Bieniawski, Z.T., 1989) or Geological Strength Index (GSI) (Hoek, et al., 1997) systems. Underground geotechnical mapping is conducted by a ground control engineer (or delegate) using scan line, window, and frontal mapping techniques. This aims to collect parameters for Q, RMR, or GSI classification.

Rock mass quality is evaluated by geotechnical domain, typically aligned with lithological boundaries using the GSI classification system, supplemented by estimates of elastic properties such as Young’s modulus and Poisson’s ratio. This methodology facilitates a structured understanding of prevailing ground conditions, enabling characterization of the rock mass as strong and brittle, weak and faulted, or highly jointed. Where hydrogeological factors are present and deemed relevant to stability, their influence is incorporated into the classification process. A summary of the principal geotechnical units is presented in Table 16-1.

Table 16-1 Rock Characteristics by Zone

	La Prieta												La Encantada
Domain_Name	Litho- Limestone (HOST)	Litho- Cuerpo 660	Litho- Cuerpo Asuncion	Litho- Cuerpo Escondida	Litho- Cuerpo Fallas 35	Litho- Cuerpo La Fe	Litho- Cuerpo La Prieta	Litho- Cuerpo Ojuelas	Litho- Cuerpo San Francisco	Litho- CAVE	Litho- Skarn	Faults	Lithology- Cuerpo_ EIMIL_ Orebody	Lithol ogy-Cuerpo_ Nucleo_ Orebody	Lithology- Cuerpo_ EISJ_ Orebody	Lithology- Cuerpo_ Milagros_ Breccia_ Orebody	Lithology- Cuerpo _San_Javier_ Brecc ia_Orebody	Lithology- Cu erpo_ MIlagros_ Intrusive_ MIN_Orebody	Lithology- Cuerpo_ MIlagros_ Intrusive_ Orebody	Lithology- Veta_Dyke_ Bonanza_ Orebody	Lithology- C uerpo_213_ Orebody	Lithology- Cuerpo_274_ Orebody	Lithology- Cuerpo_310_ Orebody	Lithology- Cuerpo_Bonanza_ Orebody	Lithology- Cuerpo_EIBZ_ Orebody	Lithology - Ka (Limestone)	Faults
Density (t/m3)	2.7	2.7	2.7	3	2.7	2.65	2.9	2.85	2.7	2.7	3	2.7	2.9	2.9	2.9	2.9	0	2.9	0	2.9	2.9	2.9	2.9	2.9	2.9	2.7	2.7
Ei (Mpa x 1000)	40	12	12	15	12	12	12	12	12	16	40	16	12	12	12	12	12	15	15	12	12	12	12	12	12	40	16
GSI	55	35	20	30	20	35	40	35	35	20	60	25	30	30	30	30	30	30	30	30	30	30	30	30	30	55	25
mi_max	12	8	8	8	8	8	18	12	8	8	16	10	12	12	12	12	12	12	12	12	12	12	12	12	12	12	10
UCS (MPa)	115	25	35	25	18	25	80	45	25	20	120	25	30	30	30	30	30	25	25	30	30	30	30	30	30	115	25

137	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Site personnel conduct routine evaluations of underground stability, focusing on critical elements such as stope performance, crown pillar integrity, backfill behavior, and excavation dimensions. These assessments are integral to maintaining both the safety and efficiency of ongoing mining activities. A combined methodology is employed, incorporating empirical stability analysis and advanced numerical modeling. In particular, the Improved Unified Constitutive Model (IUCM) (Itasca Consulting Group, 2016), implemented via FLAC3D (Itasca Consulting Group, Inc., 2011), is utilized to capture the complex response of the rock mass under varying stress regimes. This robust analytical framework supports informed decision-making related to ground support design, mine sequencing, and overall geotechnical risk management.

Ground surface displacement related to caving-induced subsidence is systematically monitored using a combination of surface survey monuments, multi-point borehole extensometers (MPBX), and high-resolution aerial imagery acquired via drone surveys. These complementary monitoring methods provide continuous, spatially accurate data to detect and quantify ground movement over time.

To anticipate and manage the potential impacts of subsidence on key capital infrastructure, predictive modeling is conducted using the IUCM within the FLAC3D numerical modeling framework. This advanced approach allows for the simulation of rock mass behavior under evolving stress conditions, offering improved accuracy in forecasting surface and subsurface deformation. The integration of monitoring data with numerical simulations supports proactive risk management and the timely implementation of mitigation measures.

The ground support systems implemented at La Encantada incorporate a range of conventional support elements—including rock bolts, welded wire mesh, shotcrete, and cable bolts—applied in various configurations depending on local geotechnical conditions. Standardized ground support designs have been developed to address the diverse geological and structural settings encountered across the operation. These designs are consistently applied to ensure underground stability and worker safety, while remaining adaptable to site-specific requirements Figure 16-2 illustrates a representative ground support standard, detailing the typical layout and application for common excavation scenarios.

138	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-2: Typical Ground Support Standard

Note: Figure prepared by First Majestic, April 2025.

Risk assessment and hazard identification at La Encantada involve systematic evaluation of mining activities, locations, and systems to identify and manage potential geotechnical risks. The Ground Control Management Plan (GCMP) is reviewed and updated at least annually, or earlier if significant changes to mine design, mining methods, or equipment occur. Updates are performed by an authorized individual or designated team and are made available to relevant stakeholders upon request.

A defined two-way communication process is in place to ensure all personnel are informed of expected ground conditions, can recognize early warning signs, and can respond effectively to changing geotechnical conditions. Communication tools include inspection logs, daily and weekly meetings, geotechnical reports, and documented procedures.

Instances of non-conformance are identified, recorded, and managed through a formalized corrective action process. Each case is assigned clear responsibilities, deadlines, and remedial actions. The status of these actions is monitored and reviewed regularly, typically as part of monthly planning meetings. The rock mechanics supervisor maintains detailed records to ensure accountability and continuous improvement.

Ground conditions and support systems are monitored through regular inspections conducted by miners, supervisors, and technical personnel to ensure continued safety and effectiveness. Miners are responsible

139	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

for performing daily workplace inspections, which are verified by supervisors, who also inspect development and production faces. Supervisors and technical staff jointly conduct weekly inspections of ramps and haul roads to identify any emerging geotechnical issues.

All identified ground control concerns, incidents, and corrective actions are documented in a centralized logbook and reflected on updated geotechnical plans. This facilitates efficient communication and reference during operational and planning meetings.

Over-excavation is systematically tracked, with a particular focus on reducing dilution—especially in areas utilizing long-hole stoping methods along narrow veins.

Data collected through the over-excavation monitoring program, along with leading indicators such as the extent of rehabilitation, shotcrete cracking, visible deformation, and fill dilution, are used to assess the performance and effectiveness of the GCMP. This feedback loop supports continuous improvement of ground control strategies.

16.3.	Mining Methods

16.3.1.	Design Parameters

First Majestics staff reviewed the geotechnical parameters, and a total of 13 geotechnical domains were created for the La Encantada mine. Using these domains, it is possible to design support guidelines for the underground mine’s different working areas. An example of some of the rock types can be seen in Figure 16-3.

140	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-3: Example Geotechnical Domains for La Encantada

Note: Geotechnical domains are referred to as Rock Type 1-13. Figure prepared by First Majestic, April 2025.

Due to the different types of deposits and the related geotechnical characteristics, production is a mix of caving, longhole and cut-and-fill with the development-type widths and support standards shown in Table 16-2.

141	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 16-2: Development Types and Support Standards for La Encantada

Development Type	Width (m)	Height (m)	Support

Ramps	4	4.5	Localized Support

Access	3.5	3.5	Localized Support

Footwall Drift	3.5	3.5	Localized Support

Drawpoint	3.5	3.5	Shotcrete and Bolting

Sublevel	3	3.5	Bolt and Mesh

Truck Loading bay	4.5	4.5	Localized Support

Ventilation Access	3	3.5	Localized Support

Conventional Raise	1.8	1.8	No Support

Robbins Raise	1.8	diam	No Support

Stock	3.5	4	Localized Support

All development by caving into the mineralized breccia deposits has 4.0 x 4.0 m dimensions and is supported with a primary coat of 2” fibre shotcrete with bolts and mesh, followed by a secondary 2” coat of shotcrete to prevent unravelling of the weak rock matrix.

16.3.2.	Sublevel Caving

Given the variable geometry of the deposit, sublevel caving has been selected to reduce dilution and improve recovery. Figure 16-4 presents a conceptual schematic model of the sublevel caving mining method.

142	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-4: Sublevel Caving Schematic Model

Note: Adapted from Atlas Copco Rock Drills AB, 2000. Figure prepared by Dassault Systèmes Geovia.

The diagram illustrates the primary infrastructure required, including haulage levels, ore passes, sublevels, and production drifts. The typical production cycle—longhole drilling, charging, blasting, and mucking—is depicted in sequence. Rock fragmentation and progressive cave propagation are also shown. Sublevel caving is currently being applied at the Ojuelas deposit.

16.3.3.	Longhole Stoping

The steeply dipping veins at La Encantada range in width from 0.5 to 8.0 meters. Longhole stoping is applied in areas where the veins exhibit a near-vertical dip, consistent strike length, and are hosted in competent wall rock. The method supports the site’s bulk mining strategy and is prioritized wherever geological and geotechnical conditions allow.

For the current Mineral Reserves update, all veins within the Vein System, including the Veta Dique San Francisco deposit, were evaluated for longhole stoping. The evaluation focused on maximizing bulk extraction potential across the deposit. A minimum mining width of 1.0 meter was applied, with planned dilution of 0.15 meters incorporated on both the hanging wall and footwall sides through the Stope Optimizer.

143	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Stopes were designed using two standard height configurations, 20 meters and 10-15 meters, depending on the continuity and geometry of the vein in each zone. These configurations were applied across all longhole-evaluated veins to adapt to variations in geological confidence and structural conditions.

Many of the evaluated areas were historically mined and have significant preexisting development. Longhole stoping was applied to in situ zones that remain unmined and are accessible via existing infrastructure. In areas not yet reached by development, access design leveraged historical workings to propose optimal ramp and drift layouts.

The host rock is competent limestone with favorable geotechnical characteristics. Veins are accessed via footwall ramps, and development is extended through the economic zone and supported as required. Production holes are drilled along strike, with stope lengths governed by hydraulic radius calculations. Waste pillars are left in place where required to maintain stope stability. Figure 16-5 presents a schematic of the longhole stoping configuration.

Figure 16-5: Longhole Open Stoping Schematic Model

Future Stope
Fill Level
Production Drilling
Slot Raise
Low Grade Permanent Support Pillar
Low Grade Permanent Support Pillar
Uneconomical Zone
Production Level
Ore
1:300
First Majestic Silver Corp
Long Hole Open Stoping
La Encantada Mine

Note: Figure prepared by First Majestic, April 2025.

144	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

After completing the extraction of a given level, the stope is subsequently backfilled, allowing the sequence to continue. This allows for higher production rates while maintaining a lower operating cost.

16.3.4.	Cut-and-Fill

The Conejo vein is currently mined using a drift-and-fill variant of the cut-and-fill (CAF) method, carried out with mechanized jumbos. This method has been adopted due to the vein’s highly variable thickness across short distances, which makes it less suitable for bulk mining approaches in certain areas.

For the current Mineral Reserves update, the Conejo vein complex was evaluated for both CAF (jumbo) and longhole stoping methods. This dual evaluation was completed to provide operational flexibility and align with La Encantada’s bulk mining strategy wherever conditions permit. The selected mining method in each area is based on key variables such as vein thickness and the level of geological continuity and confidence. In zones where confidence in geometry and continuity is lower, CAF (jumbo) has been applied to ensure control and adaptability. In more continuous and better-defined areas, longhole stoping has been selected to allow for more efficient bulk extraction.

In the brecciated veins such as Regalo, 990, 990-2 and Buenos Aires, mechanized cut-and-fill is used due to poorer ground conditions and strong alteration in the hanging wall and footwall. This method utilizes a jumbo drill to perform horizontal drilling along the dip direction, followed by blasting in retreat. Once blasted, the broken material is mucked out, and then the access is pivoted. The drift is then backfilled with waste material to prepare for the subsequent cut. The ramp is developed in the footwall and the initial access drift is driven at -15% gradient. After extraction, the drift is then pivoted to +15% gradient to allow for maximum extraction from each access. Figure 16-6 illustrates the fundamental design of the cut-and-fill method.

145	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-6: Cut-and-fill Mining Method Schematic Model

Note: Figure prepared by Entech Mining Consultants Ltd. for First Majestic, April 2021.

The minimum planned mining width for cut-and-fill is 3.0 meters, consistent with the standard drift width required for mechanized CAF mining using a jumbo drill. This width is incorporated into the design using the Stope Optimizer. Mining is carried out through horizontal development and is typically transferred to stock bays and subsequently loaded into 20-tonne rigid axle trucks for haulage to the surface stockpile.

16.4.	Mine Layout-Ojuelas

In 2023, a trade-off study was conducted to evaluate the most practical mining method for the Ojuelas deposit. This marked a strategic transition point for the operation, as mining activity at the Prieta Complex, located within Mina La Prieta, was approaching depletion. The Ojuelas deposit, also located within Mina La Prieta, was identified as the next primary caving target to sustain bulk production. Historically mined using caving methods, the Prieta Complex had been a key production area.

The objective of the study was twofold: to compare inclined caving versus sublevel caving, and to validate the in-house SLC design initially developed. The study was conducted by the Block Caving Unit at Dassault Systèmes GEOVIA and incorporated inputs from the block model, geological model, rock mechanics parameters, and economic assumptions. The study concluded that sublevel caving was the most viable method for Ojuelas. This decision was supported by the operation’s existing experience with the method in the Prieta Complex and San Javier–Milagros orebodies, as well as the confirmation that the proposed

146	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

15-meter-high sublevels were appropriate for the geotechnical conditions and orebody geometry. Dassault Systèmes GEOVIA also provided recommendations to further refine and improve the mine layout.

The Ojuelas deposit is currently mined using a sublevel caving (SLC) method, following the comprehensive design and validation process. As the geological model was refined, the mine design was updated accordingly. The current layout includes sublevels developed at 15-meter vertical intervals, from 1540m RL down to 1435m RL. Crosscuts are spaced at 12.5 meters between draw points, and drilling is performed with a ring height of 22 meters and a burden of 2 meters.

Cave initiation began at the 1525m RL level, and cave propagation is progressing through the hanging wall. Ore draw is executed using a structured draw strategy to manage cave propagation and control dilution. Draw point performance is monitored closely to ensure optimal recovery. Ground movement is tracked through extensometers and microseismic monitoring. The operation continues to monitor key performance indicators to optimize draw sequencing, minimize dilution, and maintain long-term production sustainability.

Figure 16-7 and Figure 16-8 show the elevations where the mineralized zone and hanging wall initiate self caving.

Figure 16-7: Plan View of Ojuelas 1480 Level Layout

Note: Figure prepared by First Majestic, April 2025.

147	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-8: Plan View of Ojuelas 1465 Level Layout

Note: Figure prepared by First Majestic, April 2025.

Figure 16-9 shows a cross section of the Ojuelas sublevel cave design and Figure 16-10 shows a long section of the Ojuelas cave design.

148	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-9: Cross Section of the Ojuelas Sublevel Cave Design

Note: Figure prepared by First Majestic, April 2025.

Figure 16-10: Long Section of the Ojuelas Sublevel Cave Design looking North

Note: Figure prepared by First Majestic, April 2025.

149	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The total mine design for Ojuelas includes 7.23 km of development over three years. Production began at the 1525m RL elevation, and production levels extend down to 1435m RL, with a total production of over 1 million tonnes over three years. Longhole drilling is performed using pneumatic drills and will require a total of three drill rigs.

All development in the mineralized zone is supported with two 2-inch coats of fiber- reinforced shotcrete, with a layer of rebar and mesh installed between each shotcrete application. Steel arches are installed at the contact between the skarn and the mineralized zone to reinforce the draw point access areas. During the development of ore drive crosscuts, challenges were encountered when crossing a wide fault zone. Geotechnical controls and support designs were adjusted to manage these conditions and ensure safe access to the mineralized areas.

Material is extracted from draw points using 3.5 yd3 LHD (scoops) and transported to truck loading bays located near each sublevel access. From there, the material is hauled to the surface stockpile in 20-tonne ridged axle trucks. Ventilation will be injected down the main ramp and exhausted out each footwall drift to a raise that will connect to historical workings. Individual draw-points will be ventilated with auxiliary fans.

16.5.	Mine Layout Vein-type Deposits

The Vein systems deposits will be mined using a combination of cut-and-fill and longhole stoping methods. Longhole stoping will be applied the Veta Dique San Francisco deposit, due to the good continuity of mineralization along both dip and strike. Although the vein is highly altered and of poor geotechnical quality, it is contained by competent limestone. Vein widths in this area range from 1–8 meters. Using the Rock mass rating (RMR) assessments and numerical stress simulations have been used to evaluate the stability of open stopes under the expected ground conditions. An example of a stress cross-section for the Veta Dique San Francisco area can be seen in Figure 16-11.

150	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-11: Section View of the simulated stresses for the Veta Dique San Francisco Stope, Looking North

Note: Figure prepared by First Majestic, April 2025.

To determine stope stability in the Veta Dique San Francisco deposit, the critical hydraulic radius was calculated for the mineralized zone, hanging wall and footwall. The analysis indicated that both the hanging wall and footwall are stable, with only blast-related damage expected. However, the mineralized zone was assessed as geotechnically unstable. To provide additional support, all developments in the Veta Dique San Francisco deposit will be supported with a two 2-inch coat of fiber-reinforced shotcrete layer, followed by rebar and mesh, and then a second 2-inch layer of shotcrete. Longhole stoping will primarily use downhole drilling, except for the final stope, which will be recovered using uphole drilling. Low-grade pillars will be left in place where necessary to improve stope stability and reduce dilution. For dilution estimation, an additional 0.2 meters of overbreak was applied on the hanging and footwall in the Stope Optimizer design.

The Veta Dique San Francisco area benefits from significant existing development. Sublevel access is planned through a combination of auxiliary ramps and historical ramp infrastructure, minimizing the amount of development required to extract the Mineral Reserves. Ventilation and material movement are expected to make use of historical raises and ore passes. A cross section illustrating the planned development and stopes can be seen in Figure 16-12.

151	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-12: Cross Section View of Mine Plan for the Veta Dique San Francisco Deposit

Note: Figure prepared by First Majestic, April 2025.

A total of 7.5 km of development is planned to prepare the longhole stopes. The mining sequence will begin at the lower elevations and progress upwards, allowing each stope to be backfilled before mining the level above. Unconsolidated development waste will be used as backfilled material for the longhole stopes.

16.6.	Dilution and Mining Loss

For longhole stoping, the planned dilution has been incorporated into the stope designs for each orebody using the Stope Optimizer. Additional dilution assumptions, specific to each mining method, are applied as discussed in Section 15.4.

Mining recovery factors have been applied based on historical performance and expected efficiency of each mining method. For sublevel caving, mining recovery is influenced by draw point spacing, cave propagation behavior, and dilution control strategies. Recovery assumptions were based on guidance from the Dassault Systèmes GEOVIA Block Caving Unit, who provided a typical range of expected recovery values informed by their experience evaluating similar deposits. These assumptions will be further refined as the Ojuelas operation progresses and reconciliation data becomes available.

152	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

16.7.	Development and Production Schedule

Time in motion studies were conducted to establish a baseline for scheduling and equipment selection. Table 16-3 summarizes the projected development schedule.

Table 16-3: Development Schedule for La Encantada

Type	Size (m)	2025	2026	2027	Total
Main Access Ramp	4.0 x 4.5	2,142	1,886	1,284	5,312
Main Level Access	4.0 x 4.0	678	597	407	1,683
Ancillary	4.0 x 4.0	3,668	3,230	2,199	9,097
Ventilation Raises	2.5 diam	119	104	71	294

Total Waste Development		6,607	5,817	3,961	16,385

Ore Development	4.0 x 4.0	2,297	1,621	1,414	5,332

Total Development		8,904	7,438	5,375	21,717

The mine plan assumes an advance rate of 24 meters per day in 2025, decreasing to 20 meters per day in 2026, and 15 meters per day in 2027. Currently, two DD210 and two DD311 jumbos are utilized for horizontal development and ground support activities. A third jumbo is available on standby and is expected to provide sufficient capacity to meet annual development targets. Bolting operations are conducted using one DS311 and one Cannon bolter. The mobile equipment fleet includes 14 LH307 loaders and one LH410 loader, supporting mucking and material movement in both development and production areas. Longhole drilling is performed using one Stope Mate, one Cmac, and one DL2710 drill rig. Haulage is supported by two EJC 417 and two TH 315 trucks, while two Carmix mixers and two LS400 shotcrete sprayers are used for concrete batching and to support shotcreting.

16.7.1.	Vertical Development

Vertical ventilation raises are excavated either by conventional jackleg drill-and-blast methods or using a raise-bore machine, with a typical diameter of 2.5 meters. Slot raises for both longhole stoping and sublevel caving will be developed using production drill rigs.

16.7.2.	Longhole Drilling

Longhole drilling productivity varies between vein systems and sublevel caving areas. In the vein zones, where ground conditions are more competent, longhole drills achieve an average of 70–100 meters per shift. The caving zones present highly fractured ground, requiring every hole to be cased to prevent squeezing or collapse. As a result, drilling advance in these areas averages approximately 50 meters per shift.

The current fleet of loaders and haul trucks move an average of 4,000 tpd of run-of-mine (ROM) material and 1,000 tpd of waste. Haulage is conducted using a combination of owner-operated and contractor-supplied trucks. The in-house fleet consists of four units, two EJC 417 and two TH 315 trucks, while

153	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

additional haulage capacity is provided by two contractor partners currently supplying a combined fleet of nine trucks. This arrangement ensures sufficient capacity to meet the haulage requirements of sublevel caving operations as well as vein system areas.

Table 16-4: Equipment Types

Equipment Type	Model	Quantity
LHD	LH 203	4
LHD	LH 307	14
LHD	LH 410	1
Haul Truck	TH 417	2
Haul Truck	TH 315	2

16.7.3.	Life of Mine Production Schedule

The projected LOM production schedule, including annual material movement of ore and waste is presented in Figure 16-13.

Figure 16-13: Mine Production Material Movement

Note: Figure prepared by First Majestic, April 2025.

154	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 16-5 shows the LOM production schedule plan.

155	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 16-5: Production Schedule

Life of Mine - La Encantada		Unit	TOTAL	2025	2026	2027
La Prieta	Tonnes Ore	kt	1,126	384	380	362
	Grade Ag	g/t	154	143	164	157
	Ounces Ag Mined	koz	5,586	1,760	2,001	1,824
	Met. Recovery Ag	%	59%	59%	59%	59%
	Ounces Ag Recovered	koz	3,293	1,038	1,180	1,075
La Encantada	Tonnes Ore	kt	2,280	531	882	869
	Grade Ag	g/t	128	168	120	112
	Ounces Ag Mined	koz	9,417	2,871	3,407	3,139
	Met. Recovery Ag	%	67%	62%	67%	68%
	Ounces Ag Recovered	koz	6,209	1,787	2,280	2,142
MLAP + MLAE	Tonnes Ore	kt	3,406	915	1,262	1,231
	Grade Ag	g/t	137	157	133	125
	Ounces Ag Mined	koz	15,003	4,631	5,409	4,963
	Met. Recovery Ag	%	63%	61%	64%	65%
	Ounces Ag Recovered	koz	9,502	2,825	3,460	3,217

16.8.	Mine Services

16.8.1.	Ore and Waste Handling

Ore is mucked from stopes, caving draw points, or development headings to the nearest remuck bay, where it is loaded into either an underground mine truck or a contractor supplied 20 tonne rigid axle haul truck at a designated truck loadout station. Waste used for backfill is transported to empty stopes, while excess waste is hauled to the surface storage facility. Mineralized material is hauled to the surface via a ramp system. High grade ore is stockpiled at the San Francisco stockpile, while medium to low grade ore is placed at the Cañadas stockpile. A front-end loader then loads a 40-tonne articulated trucks with blended material from both stockpiles to meet the processing plant’s monthly planned feed grade.

16.8.2.	Ventilation

The La Encantada mine is separated into two working areas: the Prieta complex mine with a 400hp main fan and the La Encantada mine with a 350hp main fan.

The main circuit of La Prieta mine has a total extraction capacity at the Maria Isabel shaft of 195,105 cfm which is regulated down to 113,000 cfm to meet mine requirements. Air intake is via the mine portal and the 660 raise. Figure 16-14 shows the ventilation circuit for the Prieta complex mine.

156	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 16-14: Ventilation Circuit for Prieta Complex Mine Area

Note: Figure prepared by First Majestic, April 2025.

In the La Encantada mine area, a total of 145,000 cfm is used for the ventilation of the working areas with a booster fan in the La Joroba raise which adds 66,500 cfm. Fresh air enters via the El Plomo area and Guadalupe mine portal and is exhausted through the main vent raise. Figure 16-15 shows the ventilation circuit for the La Encantada mine area.

Figure 16-15: Ventilation Circuit for La Encantada Mine Area

Note: Figure prepared by First Majestic, April 2025.

157	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

16.8.3.	Mine Dewatering

La Encantada mine is a dry mine with the only inflow of water being surface filtration during the rainy season and from water used for mining activities. The mine has one dewatering pump located in the Prieta mine area at the 1509 elevation with a capacity of 4.5 gallons per minute. This pumps water up the Maria Isabel shaft which fills the water tanks located at the Guadalupe portal. This water is used in the mining process.

16.8.4.	Compressed Air and Services Water

Mine compressed air is supplied by two Ingersoll Rand surface compressors, with 400 HP and 500 HP motors each, which supply 4,600 cfm at a pressure of 120 psi. Three reservoirs on surface store the compressed air. Compressed air is supplied to the mine through an 8” pipeline from surface to the 1790 level. From a secondary reservoir on the 1790 level, the air is supplied to the working areas in the Milagros mine. A secondary 6” pipeline goes down the Maria Isabel shaft to the 1600 working area in the Prieta mine to be supplied to the working areas.

Water is supplied to the San Javier-Milagros mine by a 10,000 L tank located above the Guadalupe portal. A larger tank of 230,000 L, located behind the mine offices, supplies water to the Prieta mine. The water for the mine is supplied by the dewatering pump located at the 1509 elevation.

16.9.	Equipment and Manpower Requirements

16.9.1.	Manpower

The La Encantada mine contains a camp where both contractors and company employees live during their rotation. The mine maintains a rotation of 14-days in, seven-days out with an eleven-hour work shift.

The current staff on site is sufficient for the planned development and production.

16.9.2.	Equipment

Jumbos are used in the Ojuelas area, and for development at Veta Dique San Francisco, while jacklegs are used for the development of the veins that will be mined using cut-and-fill. The current development and loader fleet is sufficient to meet development and extraction targets of the LOM plan. Additional haul trucks will need to be contracted as the caving extraction increases in 2022. The mine site currently has two longhole rigs on site. Four drill rigs will be required for the mine production, one in the Veta Dique San Francisco longhole and three will be in Ojuelas. Table 16-6 shows the equipment needed during the LOM plan.

158	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 16-6: Required Equipment for the LOM plan.

Equipment Type	Model	Quantity
Loader	LH 307	14
Loader	LH 410	1
Jumbos	DD 210	2
Jumbos	DD 311	2
Bolter	DS 311	1
Bolter	Cannon	1
Long Hole Rig	Stope Mate	1
Long Hole Rig	Cmac	1
Long Hole Rig	DL2710	1
Haul Trucks	EJC 417	2
Haul Trucks	TH 315	2
Carmix	ONE	2
Shotcrete Sprayer	LS 400	2

16.9.3.	Mine Contractors

The mine site employs contractors for haulage, projects, mine development, core drilling, site security, food preparation, and environmental. The current onsite contractors are not expected to increase for the production schedule planned.

159	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

17. RECOVERY METHODS

17.1.	Introduction

The La Encantada processing plant, which has operated for many years, utilizes cyanide tank leaching followed by Merrill-Crowe processing to recover silver from ground run-of-mine (ROM) ore, producing silver doré bars. The plant is designed with a crushing and grinding capacity of 3,400 tonnes per day (tpd) and a leaching circuit capacity of 4,500 tpd. The facility is divided into two sections: Plant No. 1, which houses the crushing and grinding circuits, and Plant No. 2, which includes the leaching and recovery circuits.

Plant No. 1 features a three-stage crushing system with a primary jaw crusher, secondary and tertiary crushers in closed circuit with vibrating screens, and a grinding area with three ball mills operating in closed circuit with hydrocyclones. Plant No. 2 includes seventeen agitated cyanide leach tanks, a four-stage counter-current decantation (CCD) system, a Merrill-Crowe circuit with precipitate handling and smelting, and a tailings management system with three press filters and associated conveyors.

Additionally, a roasting circuit is installed and in care and maintenance, consisting of a dryer/pre-heater, rotary kiln, cooler, and a pulverized coal injection plant.

17.2.	Process Flowsheet

Figure 17-1 illustrates the comminution and grinding flowsheet, while Figure 17-2 details the downstream processing flowsheet, beginning with the cyclone overflow from the ball mill circuit and continuing through to doré bar production and tailings management.

160	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 17-1: La Encantada Schematic Comminution Plant Flowsheet, Plant No. 1

Note: Figure prepared by First Majestic, April 2025.

161	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 17-2: La Encantada Processing Plant Flowsheet

First Majestic Silver Corp.
La Encantada Mine
Processing Plant Flowsheet
February, 2021
Press Filters
Deaeration Tower
MERRILL-CROWE
Smelting
Dore Bars
Clarified Pregnant Solution
Autojet Clarifiers
Dirty Pregnant Solution
PRIMARY THICKENER 125'
To Grinding
From Cyclones Overflow
PRIMARY LEACH TANKS (12) 30' X43'
Barren Solution
INTERMEDIATE THICKENER 125'
SECONDARY LEACH TANKS (5) 30' X43'
CCD SYSTEM
125' THICKENER TANKS (4)
TAILINGS FILTRATION 2000 mm X 2000 mm
Semipregnant Solution

Note: Figure prepared by First Majestic, April 2025.

17.3.	Process Plant Configuration

17.3.1.	Plant Feed

Run-of-mine (ROM) material from the underground mine is delivered to a 300-tonne capacity steel coarse ore bin, which is topped with a steel rail grizzly featuring 12” x 12” openings. Oversized material retained on the grizzly is broken down using a hydraulic hammer. At the bottom of the bin, a vibrating grizzly feeder with 4” openings regulates the feed to the crushing circuit.

17.3.2.	Crushing

Oversized material from the grizzly screen (–12” to +4”) is fed into a 24” x 36” primary jaw crusher, where it is reduced to a product size of approximately –3” to –3 1⁄2”. This product is then combined with the grizzly

162	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

undersize and transported via a 30” wide belt conveyor to two single-deck primary vibrating screens with 3⁄8” x 3⁄8” apertures. The screen undersize, containing 80–90% passing 1⁄4”, is conveyed to a 3,000-tonne capacity steel fine-ore bin. The oversize is directed to a Sandvik CH430 secondary crusher, which reduces the material to –1” before discharging it onto a 30” wide conveyor. The fine-ore feed, averaging 3–4% moisture, also contains 80–90% passing 1⁄4”. The crushing plant operates 18 hours per day with a total capacity of 3,400 tpd.

17.3.3.	Grinding

The grinding circuit is centered around a 12’ diameter x 24’ effective grinding length Metso ball mill powered by an 1,800 HP motor with a variable frequency drive. Fine ore is delivered via three chutes to a 36” wide conveyor equipped with a Ramsey cell to monitor feed tonnage to the mill. Grinding media consists of three ball sizes—2 1⁄2”, 2”, and 1 1⁄2”—to optimize grinding efficiency. The circuit includes a D-26” Krebs cyclone classification system and two 10” x 8” pumps rated at 250 HP, with one operating and the other on standby. Typical solids content through the circuit is 78% at mill discharge, 81% at the coarse ore cyclone, and 35% at the fine ore cyclone. The final grind achieves approximately 75% passing 200 mesh (P80 ~90 µm). The ground slurry is pumped to Plant No. 2 using an 8” x 6” 200 HP pump and fed into the primary thickener. Additionally, two ball mills are available and can be brought online as required to support operational flexibility or increased throughput. The nominal capacity of the grinding section is 3,400 tpd.

17.3.4.	Sampling

An automatic dry-sample cutter is installed on the conveyor belt feeding fine ore to the grinding circuit, collecting samples every 15 minutes. These are composited into two-hour intervals for analysis. In addition, slurry samples are collected at multiple points throughout the circuit. All samples are prepared and assayed at the La Encantada Laboratory. This data is used to perform a daily metallurgical balance, providing silver grades and metal content for plant feed, tailings, and both pregnant and barren solutions.

Manual sampling is performed at key points in the process to monitor performance and ensure metallurgical control. These points include:

•	Cyclone overflow;

•	Grinding products;

•	Pregnant leach solution (PLS);

•	Barren solution;

•	Final tailings (filter-press cake);

•	Each individual leach tank; and,

•	Solution recovered from the tailings filtering system and recirculated to the plant.

163	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

17.3.5.	Cyanide Leaching Circuit

The following reagents are introduced into the process: cyanide, added as briquettes in leach tanks #1 and #6; and lime, prepared as a slurry in a stirred tank and added at the primary thickener. Cyclone overflow from the grinding circuit is pumped to Plant No. 2 and directed to a 125’ diameter primary thickener. The thickener underflow is transferred to twelve 30’ x 43’ agitated leach tanks, providing a 50-hour retention time for the first leaching stage. The overflow from the 12th leach tank feeds an intermediate thickener, which separates the pregnant solution (sent to the Merrill-Crowe system) and underflow, which is pumped into a second leaching stage comprising five additional 30’ x 43’ agitated tanks for a further 22 hours of leaching. A significant portion of the intermediate thickener’s overflow is recycled to the primary thickener to maintain silver recovery efficiency. The slurry from the final leach tank advances to a four-stage counter-current decantation (CCD) circuit using four 125’ thickeners in series. The underflow from the last CCD thickener feeds a storage tank that meters the slurry to three tailings pressure filters. The CCD overflow, containing residual cyanide and dissolved silver, is returned to the grinding circuit in Plant No. 1 for reagent and water reuse.

17.3.6.	Counter Current Decantation System

Slurry from the final agitated leach tank is directed to a counter-current decantation (CCD) circuit composed of four 125’ diameter thickeners operating in series. The underflow from CCD thickener #4 is transferred to a final tailings storage tank before being fed to the press filters. The overflow from thickener #4 is recycled to the feed of thickener #3, where it mixes with the underflow from thickener #2; this stage also receives barren solution recovered from the press filters.

Overflow from thickener #2 is similarly routed to the feed of thickener #1, combining with the slurry from the final leach tank, while underflow from thickener #1 is sent forward to thickener #2. The overflow from thickener #1, now enriched with dissolved silver, flows to the pregnant solution pond, where it is combined with overflow solutions from the intermediate and primary thickeners prior to entering the Merrill-Crowe circuit.

17.3.7.	Merrill Crowe and Precipitate Handling

The Pregnant Leach Solution (PLS) is first directed to a 1,200 m³ storage tank before undergoing filtration and clarification through three Autojet pressure clarifiers. The clean, clarified PLS is then stored in a separate 1,200 m³ tank before being pumped through two deaerator cylinders to remove dissolved oxygen.

Following deaeration, the PLS is transferred to three 1,500 mm press-filters, with zinc dust added prior to pumping to initiate the precipitation reaction. The daily production of PLS is approximately 18,000 m³, with an average grade of 17 g/t Ag.

164	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The resulting precipitate is dried and smelted in two induction furnaces, producing 23-kg doré bars with a silver purity range of 60–85%. The Merrill-Crowe system is capable of processing up to 550 kg of doré per day.

17.3.8.	Roasting Circuit

In 2018, a roasting circuit was installed at Plant No. 2 to support the reprocessing of refractory tailings material through thermal treatment. During industrial-scale testing, a number of operational challenges were encountered, particularly related to material handling at the feed and product discharge points, inadequate cooling of the calcined product, and deficiencies in dust collection and control systems. The facility is currently in care and maintenance.

The rotary kiln roasting circuit is designed to enhance silver recovery by enabling the re-leaching of refractory tailings. Under operational conditions, the circuit would maintain a reducing atmosphere with a target bed temperature of approximately 850 degrees Celsius. These thermal and chemical conditions are intended to facilitate the breakdown of refractory minerals and produce a porous calcine product with improved leachability. Bench and pilot-scale tests indicated that this treatment would result in significantly higher silver extraction rates.

Tailings material would be loaded and hauled from the storage area to the roaster feed zone. A coarse dry screening unit is envisioned to be installed upstream of the feed belt to remove oversized particles and deleterious materials that may impact process stability. The undersize fraction would report to the feed conveyor, where chemical reagents, including sodium sulfite (Na₂SO₃) and sodium chloride (NaCl), would be applied to the material.

Material from the feed belt would be transferred via a bucket elevator to a screw conveyor and then introduced into the preheater. In the preheater, water would be sprayed onto the material, and heated air—recirculated from the cooler—would be introduced to initiate thermal conditioning. Preheated material would then be fed into the rotary kiln, where it would be further heated to the target temperature and held under reducing conditions to achieve calcination.

Following roasting, the calcine product would be transferred to a cooling system designed to reduce the material temperature to below 100 degrees Celsius. During earlier test campaigns, this cooling system did not perform as intended, and upgrades would be required before the system could be operated commercially. The cooled calcine would be slurried and pumped to the existing leach circuit. However, the roasting process generates agglomerates that can resist breakdown during slurrying. For this reason, the inclusion of a mechanical deagglomeration step is recommended in the final process flowsheet.

The primary fuel source for the roaster is mineral coal. Coal would be delivered to site, crushed, pulverized, and stored in a metering system prior to injection into the kiln burner. Dust and hot gases generated at various stages of the process, including the cooler and preheater, would be directed to a dust collection system. Collected dust would be reintroduced into the process stream, and cleaned

165	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

exhaust gases would be vented to the atmosphere. Further improvements to dust control infrastructure are anticipated to mitigate environmental risk and meet applicable air quality standards.

Figure 17-3: Aerial View of the Roaster Circuit

Note: Image taken by First Majestic, 2019.

166	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 17-4: 3D-Model of Proposed Improvements for the Roaster Circuit

Note: Image prepared by Hatch for First Majestic, December 2020.

17.4.	Processing Plant Requirements

The key requirements essential to the operation of the processing plant, as outlined in the LOM plan presented in this Technical Report, have been estimated. The projected consumption for these resources is summarized in

167	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 17-1 and includes the following consumables: electrical energy, fresh water, grinding media, cyanide, lime, flocculant, and zinc dust. All of these consumables are regularly supplied to the La Encantada mine, with existing purchase agreements in place as of the report’s effective date to support the production plan.

168	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 17-1: Processing Plant Requirements for the LOM Plan

La Encantada Processing Plant			Consumption per year
Consumables KPI Units				2021	2022	2023	2024

Power Consumption	39	kWh/t	MWh/yr	11,481	21,381	19,082	5,977

Water consumption (fresh water usage)	0.22	m3/t	‘000 m3/yr	64.8	120.6	107.6	33.7

Cyanide	1.3	Kg/t	t/yr	383	713	636	199

Griding media (steel balls)	0.17	Kg/t	t/yr	50	93.2	83.2	26.1

Lime	1.85	Kg/t	t/yr	545	1,014	905	284

Flocculant	35	g/t	t/yr	10.3	19.2	17.1	5.4

Zinc dust	1	kg Zn/Kg Ag	t/yr	45.5	64.2	53.2	16.2

169	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

18.	INFRASTRUCTURE

The existing infrastructure at La Encantada can support current mining and mineral processing activities and the LOM plan.

18.1.	Local Infrastructure

Most of the operation’s support facilities are located near Plant No. 1 and include administrative offices, a medical clinic, warehouse, assay laboratory, core shed, fuel storage facilities, mine compressor building, surface maintenance shop, mine dry, water storage tanks and contractor offices. The mine camp is located approximately 1 km west of Plant No. 1 and the First Majestic-owned airstrip is approximately 6 km west of the mine camp.

Plant No. 2 is located 2 km northwest of Plant No. 1 and holds the leaching and roasting processing facilities, including the tailings filter-press plant. The Filtered Tailings Storage Facilities (FTSF) are located south and southwest of the Plant No. 2. The liquified natural gas (LNG) power generation plant is adjacent to Plant No. 2. Figure 18-1 shows the local infrastructure layout.

170	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 18-1: Aerial Photo Showing Local Infrastructure at La Encantada

3142000 m
3140000 m
3139000 m
First Majestic Silver Corp
La Encantada Silver Mine
Ocampo, Coahuila, México
General Site Layout
April 2025
N
LNG Power Generation Plant
Plant No. 2 Cyanidation
Filtered Tailings Storage Facility No 5 (FTSF 5)
Filtered Tailings Storage Facility No 4 (FTSF 4)
Plant No. 2 Flotation
Plant No. 1 Crushing And Grinding
Plant No. 2 Cyanidation
Landfill
Esperanza Ramp Mine Portal
Offices and Assay Lab
250 m
750 m
1250 m
736000 m
737000 m
738000 m
739000 m
740000 m
741000 m

Note: Figure prepared by First Majestic, April 2025.

18.2.	Transportation and Logistics

Operations personnel are transported by passenger buses from the city of Muzquiz and the town of Ocampo. All equipment, supplies and materials are brought in by road.

18.3.	Waste Rock Storage Facilities

The Waste Rock Storage Facilities (WRSF) consists of eight different storage locations. Waste Rock Storage Facilities No. 1 to 6 are active and located south, the Waste Rock Storage Facility No. 7 is inactive and located north, and Waste Rock Storage Facility No. 8 is active and located between the other locations. Figure 18-2 shows the location of the WRSF No. 1 to 8

171	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Figure 18-2: Waste Rock Storage Facilities

Note: Figure prepared by First Majestic, April 2025.

18.4.	Filtered Tailings Storage Facilities

The FTSF consists of two different storage areas. Filtered Tailings Storage Facility No. 5 (FTSF-5) which is currently in operation and Filtered Tailings Storage Facility No.4 (FTSF-4) which is inactive. Figure 18-3 shows the location of the FTSF-5 and FTSF-4.

The embankment construction of FTSF-5 follows an ascending terracing design with a standardized filtered tailings compaction method. Filtered tailings are transported by an overland belt conveyor system to the facility´s principal platform and deposited either with a series of radial stackers to spread over the crest with track dozers or with articulated trucks, then compacted and graded for erosion control and slope stability in the buttressing platform.

Rainwater management includes two main diversion channels, one located east of the FTSF parallel to the road, draining from south to north, and the second west, draining from north to south. In addition, the leveling of the front platform north of the facility diverts water towards the northeast contact water pond.

172	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The current storage capacity of the FTSF 5 is 1.9 Mt which represents 1.5 years at the current throughput rates. A MIA for an expansion for FTSF 5 was received in late 2024, however, which adds 7.1 Mt taking the total to 7.4 years of capacity, which is sufficient to support the LOM plan. The expansion project is currently in development.

Figure 18-3: Tailings Storage Facilities

Note: Figure prepared by First Majestic, April 2025.

18.5.	Camps and Accommodation

First Majestic’s facilities include a camp previously constructed by Peñoles. These facilities were significantly improved in 2020 and include 160 housing units for workers and staff with 440 beds, a new 180-person kitchen/dinning area for salaried staff, accommodations for contractor managers and visitors, offices for the union representatives, an elementary school, a chapel, a grocery store, and recreational facilities. As part of the recent improvements, approximately 7.5 km of new drainage pipelines have been installed.

173	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

18.6.	Electrical Power

The electric power for the operation and supporting infrastructure is generated on-site. Additional rental portable generators are installed on an as needed basis. Power demand is currently 7.3 MW per month, which is being supplied by seven natural gas generators. Four 1.1 MW MTU units, one 1.9 MW CAT unit, and two 0.8 MW Siemens units.

Figure 18-4: LNG Power Generation Plant

Note: Figure prepared by First Majestic, April 2025.

18.7.	Communications

Communications to and from La Encantada use a satellite system, both for wireless data transfer and for the voice system. La Encantada has a site radio system enabling communications between supervisors, site management, and surface vehicle operators.

18.8.	Water Supply

Fresh water for the offices and employee housing is obtained from a well located in the underground mine.

Industrial water for the mine and plant is obtained from a series of wells located 25 km from the La Encantada mine. This water is pumped to site and stored in a series of storage tanks located throughout the plant and mine facilities.

174	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

19.	MARKET CONSIDERATION AND CONTRACTS

The end product from the La Encantada mine comes in the form of silver doré bars. The physical silver doré bars contain approximately 60–85% silver in weight, plus other impurities. Doré bars are delivered to refineries where they are refined to commercially marketable 99.9% pure silver.

19.1.	Market Considerations

Silver is considered a global and liquid commodity. Silver is predominantly traded on the London Bullion Market Association (LBMA) and COMEX in New York. The LBMA is the global hub of over-the-counter trading in silver and is this metal’s main physical market. ICE Benchmark Administration (IBA) provides the auction platform, methodology, as well as the overall administration and governance for the LBMA. Silver is quoted in US dollars per troy ounce.

19.2.	Commodity Price Guidance

First Majestic has established a standard procedure to determine the medium- and long-term silver metal price guidance to be used for Mineral Resource and Mineral Reserves estimates. This procedure considers the consensus of future metal price forecasts from various sources including major Canadian and global banks, projections from financial analysts specializing in the mining and metals industry, and metal price forecasts used by peer mining companies in public disclosures.

Based on the above information, a recommendation as to acceptable consensus pricing is put forward by First Majestic’s QP to the company executives, and a decision is made to set the metal price guidance for Mineral Resource and Mineral Reserve estimates. This guidance is updated at least annually, or on an as-required basis.

The metal prices used for the December 2024 Mineral Resource and Mineral Reserve estimates were US$28.00/oz silver for Resources and US$26.00/oz for Reserves.

Foreign exchange rates used in the cost estimates and in the LOM model were and USD: MXN 19.50.

19.3.	Product and Sales Contracts

First Majestic sells silver produced at the La Encantada mine through a select group of international metal brokers who serve as intermediaries between the Company and the London Bullion Market Association (LBMA). First Majestic delivers its production to a number of refineries, and once they have refined the silver to commercial grade, the refineries then transfer the silver to the physical market for consumption. First Majestic transfers risk at the time it delivers its doré from the processing plant to the armoured truck services that are under contract to the refineries. First Majestic normally receives up to 97% of the value

175	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

of its sales of doré on delivery to the refinery, depending on the timing of sales with the metals broker, with final settlements upon out-turn of the refined metals, less processing costs.

Contracts with refining companies as well as metals brokers and traders are tendered periodically and re-negotiated as required. First Majestic continually reviews its cost structures and relationships with refining companies and metal traders to maintain the most competitive pricing possible.

19.4.	Royalty Agreement

First Majestic has a royalty agreement with Metalla Royalty & Streaming for 100% of gold production on the first 1,000 payable ounces annually at La Encantada.

19.5.	Deleterious Elements

The silver doré bars purity has been historically between 60–85%. Current production projections are showing concentration of silver in the doré in the lower part of that range, due to the presence of base metals such as copper, lead, and zinc. Considering the characteristics of the mineralized material, the processing practice, and the selling agreement in place, it is reasonable to expect that the La Encantada mine will be able to maintain the ability to sale its silver doré bars with its current purchaser.

19.6.	Supply and Services Contracts

Contracts and agreements are currently in place for the supply of goods and services necessary for the mining operations. These include, but are not limited to, contracts for diamond drilling services, mine development, waste and ore haulage, maintenance service for the mining equipment, specialized maintenance service for plant equipment, supply of diesel for mobile equipment operation, supply of LNG for power generation, supply of explosives, supply of process reagents including sodium cyanide, and transportation and logistics services including infrastructure maintenance, catering and personnel transportation.

19.7.	Comments on Section 19

The doré produced by the mine is readily marketable.

Metal prices are set corporately for Mineral Resource and Mineral Reserve estimation. The QP has reviewed the consensus future metal price forecasts and the internal analysis results and considers them reasonable to support the metal price assumptions used in this Technical Report.

In the opinion of the QP, the terms, rates and charges set in the relevant service contracts and supply agreements for the mining operation are within industry practice in Mexico.

176	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

The QP has reviewed commodity pricing assumptions, marketing assumptions and the current major contract areas, and considers the information acceptable for use in estimating Mineral Reserves and in the economic analysis that supports the Mineral Reserves.

177	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

In February 2024, the La Encantada mine was distinguished as a Socially Responsible Company (ESR) by the Mexican Center for Philanthropy (CEMEFI) for the third consecutive year. The ESR award is given to companies operating in Mexico that achieve high performance and commitment to sustainable economic, social, and environmentally positive impact in all corporate life areas, including business ethics, engagement with the community, and preservation of the environment. La Encantada completed the review process successfully by CEMEFI, which included an evaluation of policies, practices, procedures, and management systems to conduct business and community relations sustainably.

20.1.	Environmental Aspects, Studies and Permits

20.1.1.	General

First Majestic’s operating practices are governed by the principles set out in its Health and Safety Policy, Environmental Management Policy, Code of Business Conduct and Ethics, and other similar policies related to responsible business and mining. First Majestic’s Board of Directors and senior management team are committed to transparent disclosures of our sustainability management and performance, which included issuing our first biennial sustainability report in 2020, and a subsequent commitment to annual reporting beginning in early 2024.

20.1.2.	Environmental Compliance in Mexico

Mining in Mexico is primarily regulated by Federal laws, though some areas require state or local approval. The principal agency promulgating environmental standards and regulating environmental matters in Mexico is Ministry of Environment and Natural Resources (SEMARNAT), alongside Federal delegations or state agencies of SEMARNAT.

An Environmental Impact Manifestation (MIA) must be prepared for submittal to SEMARNAT before applying for a license for a mining operation. The MIA must include an analysis of local climate, air quality, water, soil, vegetation, wildlife, and cultural resources in the project area, as well as a socioeconomic impact assessment. The Unique Environmental License (LAU) is based on an approved MIA and is required before the start of an industrial operation.

A permit must also be obtained from SEMERNAT for Risk Analysis (RA). A study must be conducted to identify and assess the potential environmental releases and risks, and to develop a plan to prevent and mitigate risks, and to respond to potential environmental emergencies. A strong emphasis is placed on the storage and handling of hazardous materials such as chemical reagents, fuel, and tailings.

The Federal Attorney for Environmental Protection (PROFEPA) is the responsible body for enforcement, public participation, and environmental education. After receiving an operation license, an agreement is

178	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

setup between the operating company and the PROFEPA in order to follow-up on obligations, commitments, and monitoring of preventive activities.

A division of SEMARNAT, the National Water Commission (CONAGUA) is the authority for all water-related matters including activities that may impact surface water supply or quality, such as water use permits and fees, diversion of surface waters, constructions in significant drainages, or water discharge.

In Mexico, all land has a designated use. The majority of the land covering the La Encantada concessions is designated as agricultural or forest land. A Change of Land Use (CUS) permit is required for all production areas, and for potential areas of expanded production. The CUS study is based on federal forestry laws and regulations and requires an in-depth analysis of the current land use, the native flora and fauna, and an evaluation of the current and proposed uses of the land and their impact on the environment. The study requires that agreements exist with all affected surface rights holders, and that an acceptable reclamation and restoration plan is in place.

Mexican regulations require that the National Institute of Anthropology and History (INAH) reviews project plans prior to construction and inspects the project area for historical and archeological resources.

20.1.3.	Existing Environmental Conditions

La Encantada is a mine with a long production history. Mining activity started in the 1950s and since that time several enterprises have operated in the area. As such, the vicinity had been affected by mining industrial activity before First Majestic began operations in the area in late 2006, including: vacant surface mine infrastructure in the form of old mining camps, areas of surface subsidence above historical mined areas, and low-grade mineralized stockpiles.

Environmental liabilities for the current operation are typical of those associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, low-grade TMFs, and all surface infrastructure that supports the operations.

20.1.4.	Relevant Environmental Impact Aspects

20.1.4.1.	Wastewater Discharge

The La Encantada mine does not discharge residual water to the environment, therefore, there are no wastewater discharge concession titles. Sanitary water is conducted through pipelines to a treatment plant built by First Majestic in 2010. From the treatment plant, water is pumped to the cyanidation process in Plant No. 2. The wastewater treatment and water control are necessary to comply with the maximum limits established by the Mexican norm. As water is limited in the region, wastewater control at La Encantada is a positive factor and helps to reduce the freshwater requirements for the process.

179	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

20.1.4.2.	Processed Water Management

The operation of tailings press filters allows for the recycling of up to 90% of the water utilized in the mill process. There is no underground water discharge, and an underground water well is used to supply potable water to the mine camp and offices for domestic services.

20.1.4.3.	Filtered Tailings Storage Facility No. 4

The Filtered Tailings Storage Facility No. 4 was constructed in 2008 when First Majestic expanded processing capacity. This facility is inactive at the report effective date. This facility was constructed by hauling filtered tailings with an overland belt conveyor system to the principal platform and depositing with a series of radial stackers to spread over the crest with track dozers. The potential landslide failure of the dam is considered low risk due to the low water content of the filtered tailings and the compaction gained by the spreading process. A local failure could occur only if torrential rain enters directly into the deposit and is not deflected by the diversion channel system. Nevertheless, a failure could impact seasonal creeks; therefore, First Majestic periodically reinforces the starter dam and executes maintenance on the pluvial channels to increase stability according to the geotechnical design. The environmental permit in place allows an eventual reclaiming of the tailings for reprocessing. Reclamation plans include geometric stabilization, covering the top and slopes with topsoil to promote reforestation in medium term, and final reforestation prior to the site closure.

20.1.4.4.	Filtered Tailings Storage Facility No. 5

The Filtered Tailings Storage Facility No. 5 started operations in 2014 and is currently active. FMSC recently received environmental permits for an expansion which adds 7.1 Mt representing 5.9 years and total capacity of 7.4 years, which is sufficient to support the LOM plan. The updated design of the FTSF 5 expansion included water surface management improvements with a diversion channel at the East of the watershed at maximum capacity elevation and a contact water pond at the Northeast. Finally, an instrumentation system was installed during the last geotechnical exploration which includes piezometers to monitor the phreatic level and monoliths to evaluate the deformation (if any).

20.1.4.5.	Plant No. 1

Plant No. 1 was built and operated as a flotation circuit plant. The flotation circuit is not currently in use, and only the crushing and milling sections and pumping systems are operating. If not reactivated, the flotation circuit will be required to be included in the closure and reclamation plans.

20.2.	Summary of Relevant Environmental Obligations

The following is a description of the principal obligations relating to environmental matters for the La Encantada mine.

180	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

•

Yearly operation report (COA): A report submitted annually, which contains environmental information on the impact of the operation of the mine in regard to water, air, waste discharge, materials, and production.

•	Hazardous waste declaration: Records of the handling, storage, and final disposal of hazardous materials from the mining and processing operations.

•	Water usage right: A quarterly record and rights payment for water usage.

•	Monitoring plan for water, air, waste discharge and noise: This plan is prepared in accordance with the different authorizations and conditions set in the official Mexican norms.

•	Power generation record: A monthly report on electricity generation, as well as an annual fee for supervision of the Energy Regulatory Commission.

20.3.	Permitting

The La Encantada mine holds major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities and has the necessary permits for current mining and processing operations, such as an operating license for mining and mineral processing activities, a mine water use permit, an EIA for the La Encantada mine, processing plants and TMF, and a permit for power generation.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the “Decree”), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments. Additionally, on March 18, 2025, the new legislative framework for the hydrocarbon sector in Mexico was published in the Federal Official Gazette. This framework introduces specific permitting requirements for various hydrocarbons, including diesel.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN, and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice.

During the second quarter of 2023, the Company filed various amparo lawsuits, challenging the constitutionality of the Decree. As of the date of this Technical Report, these amparos filed by First

181	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this Technical Report, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

Certain revisions were made in 2023 to Mexican laws affecting the mining sector. This TRS reflects the Company’s understanding of the laws that affect the Company in light of these revisions. It should be noted that the current and revised laws are subject to ongoing interpretation and that in many instances the revised laws require implementing regulations, which have not yet been promulgated, for their impact to be fully assessed.

20.3.1.	Current Permits

La Encantada is an operating mine, and as such it currently holds all major environmental permits and licenses required by the Mexican authorities to conduct mineral extracting activities. Table 20-1 lists relevant permits granted to La Encantada.

Table 20-1: Major Permits granted to La Encantada

Permit	Date Granted	Document No.	Status	Expiration Date

Environmental Licence (LAU)	Dec., 2020	LAU-05-023-047	Current	Permanent

Groundwater use permit	Oct., 2008	BOO.E.21.1.-2470/2008	Current	Permanent

Permit for electrical power generation	Aug., 2013	E/134/GEN/99	Current	Permanent

EIA, TMFs	Mar., 2015	S.G.P.A./496/COAH/2015	Current	2027

EIA, TMF-5 Expansion	Oct., 2024	S.G.P.A./1214/COAH/2024	Current	2035

CUS, TMF-5 Expansion	Feb., 2025	SGPA-UARN/207/COAH/2025	Current	2036

EIA, Roasting	Nov., 2017	S.G.P.A./2045/COAH/2017	Current	2032

EIA, Exploration	Aug., 2020	S.G.P.A./618/COAH/2020	Current	2026

20.3.2.	Permits in Process

The following is a list of the permits in process for La Encantada Silver Mine:

•	A Preventive Report (IP) for exploration drilling of a secondary water well.

To the extent known, there is no indication that this permit will not be granted, as the application is following its due course.

182	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

20.4.	Mine Closure Aspects

The plan for restoration and closure of the La Encantada mining site is based on the policies and terms documented in the commitments established in the Asset Retirement Obligations (ARO). The restoration plan includes an estimate of the investment that will be required for the support and execution of those works and activities that will return the land to a predetermined state once the activities associated with the mining operation have ceased.

First Majestic records a decommissioning liability for the estimated reclamation and closure of the Property, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value (NPV).

The NPV is determined using the liability-specific risk-free interest rate. The estimated NPV of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The NPV of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

As of December 31, 2024, an amount of $11.38 M has been recorded as a decommissioning liability for La Encantada and is based on the following considerations:

•	Sealing underground mines and associated installations;

•	Reclaiming the processing plant and above ground associated installations;

•	Closing, sealing, and reclaiming the TMFs;

•	Ancillary service buildings (offices, general service infrastructure, warehouse);

•	Reclaiming the waste-rock management facilities.

20.5.	Social and Community Aspects

To the extent known, there are no social issues that could materially impact MLS’ ability to conduct exploration and mining activities in the property. To maintain ongoing social support of the operation, First Majestic relies on its relationship with the local communities, labour unions, and the government regulators, which are presently businesslike and amicable.

The surface land litigation presented in Section 4.3 of this Technical Report is not believed to compromise the ability to operate but could result in negotiations which may imply a payment for the land if the litigation resolution is not in favor of the Company’s interests.

183	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

21. CAPITAL AND OPERATING COST

First Majestic has operated the La Encantada mine since November 2006 and maintains a well-established cost management system and a good understanding of operating costs. Key-performance indicators (KPI’s) are compiled and analyzed on a monthly basis to monitor operational performance, assess financial results, and support economic projections. Key costs elements include:

•	Staff and Labour costs;

•	Power and fuel consumption costs;

•	Explosives consumption and costs;

•	Drilling steel consumption and costs;

•	Contractor costs for development and production;

•	Ore and waste haulage costs;

•	Grinding media consumption and costs;

•	Reagents consumption and costs;

•	Maintenance parts and costs;

•	General overhead and administration related costs.

21.1.	Sustaining Capital Costs

Sustaining capital expenditures are budgeted on an as-needed basis, based on actual operating conditions at the mine and processing plant. The LOM plan includes estimates for sustaining capital to support ongoing mining and processing activities.

Sustaining capital will primarily be allocated to on-going waste development, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and the expansion of filtered tailings storage facilities (FTSF) as needed.

Sustaining capital expenditures have been estimated for the LOM plan based on anticipated operational requirements. The extent of exploration conducted to find new targets, with the objective of replacing and/or expanding the Mineral Resources will be dependent on the success of exploration and core drilling programs. Due to the uncertainty of the exploration success, the potential new sources of mineralization are not included in the LOM plan. Sustaining capital is focused on maintaining current operational capacities, plant infrastructure, and equipment performance, while expansionary capital is focused on expanding new sources of mineralization. Table 21-1 presents the summary of the sustaining and expansionary capital expenditures.

184	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Table 21-1: La Encantada Mining Capital Costs Summary (Sustaining Capital)

Type (M USD)	Total	2025	2026	2027
Mine Development	$16.6	$5.6	$5.6	$5.4
Property, Plant & Equipment	$12.4	$4.2	$4.2	$4.0
Other Sustaining Costs	$4.1	$1.3	$1.6	$1.2

Total Sustaining Capital Costs	$33.0	$11.0	$11.4	$10.7

Near Mine Exploration	$1.5	$0.5	$0.5	$0.5

Total Capital Costs	$34.6	$11.5	$11.9	$11.2

21.2.	Operating Costs

The cost inputs in the economic model supporting the LOM are based on site actuals and contractor quotes, the majority of which are priced in Mexican pesos and converted to US dollars (e.g., labour, various supplies, etc.). While some variance may occur between the estimated and actual costs, the total mining and processing costs are expected to be within ±15% of the estimates. Given the current level of detail and operating experience at La Encantada, these estimates are considered sufficient to support the Mineral Reserves stated.

A summary of the La Encantada operating costs resulting from the LOM plan and the associated economic model used for assessing economic viability is presented in Table 21-2. A summary of the annual operating expenses is provided in Table 21-3.

Table 21-2: La Encantada Operating Costs

Type	$/tonne milled
Mining Cost	15
Processing Cost	20.7
Indirect Costs	13.4

Total Production Cost	49.1

Selling Cost	0.8

Total Cash Cost	49.9

Table 21-3: La Encantada Annual Operating Costs

Type (M USD)	Total	2025	2026	2027
Mining Cost	$52.8	$17.7	$17.9	$17.2
Processing Cost	$72.7	$24.4	$24.6	$23.7
Indirect Costs	$47.2	$15.8	$16.0	$15.4

Total Production Cost	$172.7	$58.0	$58.4	$56.3

Selling Costs	$2.7	$0.9	$0.9	$0.9

Total Cash Cost	$175.5	$58.9	$59.3	$57.2

185	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

22. ECONOMIC ANALYSIS

First Majestic is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion of current production is planned.

An economic analysis to support presentation of Mineral Reserves was conducted. Under the assumptions presented in this Technical Report, the operations show a positive cash flow, and can support Mineral Reserve estimation.

186	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

23. ADJACENT PROPERTIES

This section is not relevant to this Technical Report.

187	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

24. OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Technical Report.

188	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25. INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are a summary of the QPs’ opinions based on the information presented in this Technical Report.

25.1.	Mineral Tenure, Surface Rights and Agreements

Information provided by First Majestic technical and legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves; La Encantada has adequate mineral concessions and surface rights to support mining operations over the planned LOM presented in this Technical Report.

For exploration purposes, if new areas of investigation are targeted, it is expected that there will be a need to formalize agreements with surface landowners.

First Majestic has agreements with the landowners in the area and some of these agreements may be subject to renegotiation from time to time. Material changes to the existing agreements may have a significant impact on operations at La Encantada.

If First Majestic is not able to reach an agreement for the use of the land with surface owners, then First Majestic may be required to pay compensation for the land use and/or modify its operations or plans for the exploration and development of its mines.

25.2.	Geology and Mineralization

The current understanding of mineralization and alteration styles, as well as the structural and lithological controls on mineralization at La Encantada are sufficient to support the Mineral Resource and Mineral Reserve estimations.

The silver mineral deposits at La Encantada are high-temperature polymetallic replacement deposits hosted in sedimentary carbonate rocks related to felsic intrusions and controlled by local and regional structures. Carbonate replacement deposits are characterized by irregularly shaped pods, pipes and massive lenses, and tabular masses of oxides. Some replacement deposits are associated with skarn alteration and mineralization can also hosted be by sedimentary carbonate rocks.

25.3.	Exploration and Drilling

The exploration programs completed to date are appropriate for the mineralization styles. Sampling methods (core drill hole and channel sampling) and data collection are acceptable given the deposit dimensions, mineralization true widths, and the nature of the deposits. The programs are reflective of

189	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

industry-standard practices and can be used in support of Mineral Resource and Mineral Reserve estimation.

25.4.	Data Analysis

Collar, downhole survey, lithology, core recovery, specific gravity and assay data collected are considered suitable to support Mineral Resource estimation. Sample preparation, analysis, and quality-control measures meet current industry standards and provide reliable silver results.

25.5.	Metallurgical Testwork

The La Encantada mine is an operational facility where the metallurgical test data supporting the initial plant design has been validated over the years through consistent plant operating results, along with more recent metallurgical studies. The analysis presented in this Technical Report is based on historical plant data, mineralogical studies, and plant performance tests. Monthly composite samples are analyzed to monitor the metallurgical performance of the material fed into the processing plant, and the test results have demonstrated good repeatability when compared to actual plant performance.

Since January 2013, First Majestic has conducted tests to estimate the Bond Work Index (BWi) of monthly composite samples. These tests, performed on Run-of-Mine (ROM) material, have shown low variability in the BWi results. In addition to standard tests under normal plant conditions, monthly composite metallurgical investigations are conducted to evaluate the impact of key processing variables. The goal of this ongoing program is to identify opportunities for optimizing silver recoveries, address operational challenges and propose solutions.

The maturity of the La Encantada processing operation, established metallurgical monitoring practices, and knowledge of the mineralized material expected in the future underpin the assumptions regarding metallurgical recoveries used in the LOM plan and the associated economic analysis supporting the Mineral Reserves. The projected average yearly silver recovery outlined in the LOM plan ranges from 60.0% to 70.0%. However, there is a risk that the assumed recovery levels may not be fully realized if the material processed in the future differs significantly from what has been treated historically.

The silver content in the doré produced at La Encantada ranges from 60% to 85%, influenced by the presence of copper, lead, and zinc. This variation in silver concentration affects the treatment charge, which is calculated based on the weight of the doré produced. A typical treatment charge has been factored into the cut-off grade and the economic evaluations used in the LOM plan.

190	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25.6.	Mineral Resource Estimates

The Mineral Resource estimates for La Encantada are prepared in accordance with the 2014 CIM Definition Standards. The resource estimates are a reasonable representation of the mineralization found in the Project at the current level of sampling.

The estimates are based on the current database of exploration drill holes and production channel samples, underground level geological mapping, geological interpretation and model, surface topography, and underground mining development wireframes available as of December 31, 2024.

The Mineral Resources were classified into Indicated or Inferred confidence categories based on the following factors confidence in the geological interpretation and models, confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and areas that were mined producing reliable production channel samples and detailed geological control.

Factors that may materially impact the Mineral Resource estimates include Metal price and exchange rate assumptions, changes to the assumptions used to generate the silver-equivalent grade cut-off grade, changes in local interpretations of mineralization geometry and continuity of mineralized zones, changes to geological and mineralization shape and geological and grade continuity assumptions, changes to geotechnical, mining, and metallurgical recovery assumptions, and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate;

25.7.	Mineral Reserve Estimates

The Mineral Reserves estimates for La Encantada include considerations for the underground mining methods in use, dilution, mining widths, mining extraction losses, metallurgical recoveries, permitting and infrastructure requirements.

Factors which may materially affect the Mineral Reserve estimates for La Encantada include fluctuations in commodity prices and exchange rates assumptions used; material changes in the underground stability due to geotechnical conditions that may increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction of the capacity to process the mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the different surface owners; and the ability to maintain the social and environmental licenses to operate.

191	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25.8.	Mine Plan

Mining operations can be conducted year-round. The underground mine plan presented in this Technical Report was designed to deliver an achievable plant feed, based on the current knowledge of geological, geotechnical, geohydrological, mining and processing conditions. Production forecasts are based on current equipment and plant productivities.

In the opinion of the QP, it is reasonable to assume that if the sustaining capital expenditures expressed in the LOM plan are executed, the La Encantada mine will have the means to operate as planned.

The current mine life to 2027 is considered achievable based on the projected annual production rate and the estimated Mineral Reserves. There is upside if some or all of the Inferred Mineral Resources can be upgraded to higher confidence Mineral Resource categories.

25.9.	Processing

The La Encantada process plant is in excellent operating condition, with over 20 years of successful operation. The plant’s design incorporates the comminution of Run-of-Mine (ROM) material and agitated tank-leaching, utilizing well-established technology. The plant enjoys high overall availability, and the risk of catastrophic failures or unplanned long shutdowns is minimal, thanks to the sustaining capital program outlined in the LOM plan and current budget.

In recent years, the installation of a larger ball mill has enhanced operational reliability, increasing the comminution capacity to 3,400 tonnes per day (tpd).

Further opportunities for operational expansion exist, including the potential for roasting manganese-encapsulated mineralized material, which could boost the plant’s capacity to process refractory mineralization and extend the life of the mine.

25.10.	Infrastructure

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during an extended period of active operation by First Majestic and the mine’s previous owners, Peñoles and Compañía Minera Los Angeles. Power supply to the mine, processing facilities and camp site is from diesel and natural gas generators provided by First Majestic. Potable water supply is also provided by First Majestic Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers. The mine has all required infrastructure in place to support operations for the LOM plan presented in this Technical Report.

The capacity of the FTSF and planned FTSF expansion is sufficient to hold compacted filtered tailings generated from the production contained in the LOM plan.

192	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25.11.	Markets and Contracts

The end product from the La Encantada mine is in the form of silver doré bars. The physical silver doré bars, usually containing between 60–85% silver in weight, are delivered to refineries where doré bars are refined to commercially marketable 99.9% pure silver and gold bars. The terms contained within the existing sales contracts are typical of, and consistent with, standard industry practices.

Selling costs, including freight, insurance, and representation, as well as refining charges, payable terms, deductions, and penalties terms for La Encantada doré bars, were reviewed by the QP and found to be in line with similar commercial conditions of metal producers in Mexico. All these costs have been incorporated into the long-term economic analysis.

25.12.	Permitting, Environmental and Social Considerations

Permits held by First Majestic for La Encantada are sufficient to ensure that mining activities are conducted within the regulatory framework required by the Mexican government and that Mineral Resources and Mineral Reserves can be declared.

Closure provisions are appropriately considered in the mine plan and economic analysis.

25.13.	Capital and Operating Cost Estimates

The capital and operating cost provisions for the LOM plan that supports La Encantada Mineral Reserves have been reviewed. The basis for the estimates is appropriate to the known mineralization, mining and production schedules, marketing plans, and equipment replacement and maintenance requirements.

Capital cost estimates include appropriate estimates for sustaining capital.

25.14.	Economic Analysis Supporting Mineral Reserve Declaration

First Majestic is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion of current production is planned.

An economic analysis to support presentation of Mineral Reserves was conducted. Under the assumptions presented in this Technical Report, the operations show a positive cash flow, and can support Mineral Reserve estimation.

193	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

25.15.	Conclusions

Under the assumptions used in this Technical Report, La Encantada has positive economics for the LOM plan, which supports the Mineral Reserve statement.

194	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

26. RECOMMENDATIONS

The proposed work or studies presented here can be conducted concurrently with a total estimated expenditure of $21.2 to $31.2M.

26.1.1.	Exploration

First Majestic has been successfully replacing depleted Mineral Resources through near-mine drilling at the La Encantada mine since acquiring the property in 2006. Mineralization remains open along strike to the northeast in the Vein systems. The La Encantada concessions cover 4,076 ha of prospective ground with some potential to host additional carbonate replacement deposits. Several brownfield prospects warrant continued exploration. Prospecting, mapping, and geochemical and geophysical surveys are expected to identify new prospects .

To maintain current and projected production levels and to potentially increase mineral resources, the following annual drilling programs are recommended.

•	An annual 1,000 m infill sustaining drill program to support short-term production plans;

•	An annual 4,000 m near mine drill program to support mid-term production projections;

•	An annual 4,000 m brownfield surface drill program to identify additional mineralization.

This 9,000 m annual exploration drill program is estimated to cost $1.2 M per year excluding related underground access development costs.

In addition, an annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, and geophysical surveys is recommended. This annual prospect generation program is estimated to cost $200,000 per year.

The amounts and estimated cost of these recommended exploration programs should be reviewed annually as these recommendations are for an ongoing, multi-year drilling program.

26.1.2.	Roasting

A study has determined that an estimated $20 million to $30 million is required for the necessary upgrades to the existing, inoperative roasting circuit. It is recommended to continue exploring opportunities to reduce capital costs and optimize the process to achieve a more cost-effective solution.

195	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

27.	REFERENCES

Addison, R. and Lopez L., 2009: Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico. Pincock, Allen & Holt. 134 pp.

AMEC Foster Wheeler (2015): Mining Method Selection Trade-Off Study and Mine Design Revison A, prepared for First Majestic Silver Corp., 68 pp.

Barton, N., R. Lien and J. Lunde, 1974: Engineering Classification of Rock Masses for the Design of Tunnel Support. Rock Mechanics and Rock Engineering 6 (4): p. 189-236.

Bieniawski, Z.T., 1973: Engineering Classification of Jointed Rock Masses. Civil Engineering in South Africa, 15 (12), p. 335-343.

Bieniawski, Z. T., 1989. Engineering Rock Mass Classifications. New York: Wiley.

Boutilier B., Sinuhaji A., Mendoza, R., 2018: The Construction of Two Small-Scale Caving Mines at La Encantada Mine, Mexico, prepared for SME, 7 pp.

Campa, M. F., and Coney, P. J., 1983, Tectono-stratigraphic terranes and mineral resource distributions in Mexico, Canadian Journal of Earth Science, vol. 20, pp.1040 – 1051.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, 9 pp.

CIM, 2019: Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (MRMR Estimation Best Practice Guidelines), 74 pp.

CIM Mineral Resource & Mineral Reserve Committee, 2020: CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting., 9 pp.

Canadian Securities Administrators (CSA), 2011, National Instrument 43-101 Standards of Disclosure for Mineral Projects, 44 p.

Deere, D.U, 1989: Rock Quality Designation (RQD) after twenty years. U.S. Army Corps Engrs. Contract Report GL-89-1.

Diaz-Unzueta R., 1987, Geochemical and isotopic study of calcite stockworks at La Encantada mining district, Coahuila, Mexico: relationships with orebodies and implications for exploration, University of Arizona, Unpublished M.Sc. thesis, 121 p.

Diering, T., 2004: Combining Long Term Scheduling and Daily Draw Control for Block Cave Mines, Massmin 2004 Proceedings, Santiago, August, pp. 486-490.

Diering, T., 2004: Computational Considerations for Production Scheduling of Block Cave Mines, Massmin 2004 Proceedings, Santiago, August, pp. 135-140.

196	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

González-Sánchez, F., Camprubí, A., González-Partida, E., Puente-Solís, R., Canet, C., Centeno-García, E. and Atudoréi, V., 2009, Regional stratigraphy and distribution of epigenetic stratabound celestine, fluorite, barite and Pb–Zn deposits in the MVT province of northeastern Mexico, Mineralium Deposita, Springer, vol. 44, pp. 343 – 361.

Herrera, G., Negrete, D., Sinuhaji, A., 2018: Support Elements and Monitoring Design for San Javier Breccia, Sublevel Caving Mine at La Encantada Mine. Prepared for SME, 5 pp.

Hoek, E., Kaiser P.K. and Bawden, W.F., 1995: Support of Underground Excavations in Hard Rock, Balkema. 215 pp.

Hoek, E., & Brown, E. T. (1997). Practical estimates of rock mass strength. International Journal of Rock Mechanics and Mining Sciences, 34(8), 1165–1186.

Ingeniería de Rocas LTDA (2013): Análisis Método de Explotación Mina La Encantada, October, prepared for First Majestic Silver Corp., 32 pp.

Itasca Consulting Group, Inc. (2011). FLAC—Fast Lagrangian Analysis of Continua, Ver. 7.0. Itasca Consulting Group, Inc.

Itasca Consulting Group (2020): Update of Subsidence Analysis Associated with Caving at La Encantada Silver Mine, prepared for First Majestic Silver Corp. 63 pp.

Kiyokawa M., 1977, Investigación Geológico Minera de la Porción Nor-Oriental del Estado de Coahuila, Consejo de Recursos Minerales, 34 p.

Laubscher, D.H., 1990: A geomechanics classification system for the rating of rock mass in mining. Journal of the Southern African Institute of Mining and Metallurgy, Vol. 90, no 10. pp 257-273.

Lozano, C. G., 1981, Reconocimiento estratigráfico del area La Encantada, Ocampo, Coahuila, Reporte Interno, Peñoles SA. de CV.

Lozej, G. P., and Beals, F., 1977, Stratigraphy and structure of La Encantada Mine area, Coahuila, Mexico, Geological Society of America Bulletin, vol. 88, pp. 1793 – 1807.

Megaw, P., Ruiz, J., and Titley, S., 1988, High temperature, carbonate-hosted Ag-Pb-Zn (Cu) deposits of northern Mexico, Economic Geology and the Bulletin of the Society of Economic Geologists, v. 83, pp. 1856 – 1885.

Mendoza Reyes, R., Vázquez Jaimes, M.E., Velador Beltran, J. and Oshust, P., 2015: Technical Report on Mineral Resource and Mineral Reserve Update for the La Encantada Silver Mine Ocampo, Coahuila, Mexico, 247 pp.

National Instrument 43-101 Standards of Disclosure for Mineral Projects, June 24, 2011, 44 p.

Negrete, D., 2014: Informe Tecnico Barrenacion Larga San Francisco, Internal Report prepared for First Majestic Silver Corp., 10 pp.

197	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

Plumlee, G.S., Montour, M., Taylor, C.D., Wallace, A.R., and Klein, D.P., 1995, Polymetallic Vein and Replacement Deposits, in US Geological Survey, Open-File Report OFR-95-0831, Chapter 14, p. 121-129.

Ruiz, J., Sweeney, R., and Palacios, H., 1986, Geology and geochemistry of Naica, Chihuahua, Mexico, in Clark, K. F., Megaw, P. K. M., and Ruiz, J., eds., Lead-zinc-silver carbonate hosted deposits of northern Mexico, El Paso, Texas, Univ. Texas El Paso, Soc. Econ. Geologists Guidebook, pp. 305 – 310.

Sedlock, R. L., Ortega-Gutiérrez, F. and Speed, R. C., 1993, Tectonostratigraphic Terranes and Tectonic Evolution of Mexico, Geological Society of America, Special Paper 278, 153 p.

Solano B., 1991, Geology and mineralization of the La Encantada Mining District, Coahuila, Geological Society of America, The Geology of North America, vol. P-3, pp. 253 – 257.

Starling T., 2014, Structural Review of the La Encantada Mine, Coahuila, Mexico, Internal report prepared for First Majestic Silver Corp., 28 p.

Vakili, A. (2016). An improved unified constitutive model for rock material and guidelines for its application in numerical modelling. Computers and Geotechnics, 80, 261-282.

Zonge Engineering and Research Organization, Inc., 2009, Geophysical Survey Report: Natural Source AMT Survey for the La Encantada Project, La Encantada, Coahuila, Mexico, Internal Report Prepared for First Majestic Silver Corp., 35 p.

198	September 2025

La Encantada Silver Mine Coahuila, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates

28.	CERTIFICATES OF QUALIFIED PERSON

199	September 2025

CERTIFICATE OF QUALIFIED PERSON

Mr. Gonzalo Mercado, P.Geo.

Vice President Exploration and Technical Services

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Gonzalo Mercado, P.Geo., am employed as “Vice-President, Exploration & Technical Services” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I hold a degree in Geology (2004) from the Universidad Nacional de Tucuman, Argentina.

I am a Professional Geologist with Professional Geoscientists Ontario (P.Geo.), Membership #3139.

I have practiced my profession continuously for more than 20 years, and I have a considerable amount of experience in precious and base metal deposits in Mexico, the United States, Canada, Chile, and Argentina. My relevant experience in base and precious metal spans across all exploration stages as well as various aspects of the Technical Services including various corporate and senior management roles. I am currently responsible and have oversight for short and long-term mine planning, hydrogeology, rock mechanics, geotechnical engineering, topography and ventilation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have visited the La Encantada Mine on numerous occasions during 2021 to 2024, and my most recent site inspection occurred over the span of two days commencing on October 22nd to 23rd, 2024.

I am responsible for Chapters 2-10, 20, 23-25 and related sections of Chapters 1, 25, and 26 of the technical report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the La Encantada Silver Mine overseeing the development of Exploration since 2021 with the addition of Technical Services since mid-2023.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Gonzalo Mercado”_

Gonzalo Mercado, P. Geo.

Dated: September 24, 2025

200	September 2025

CERTIFICATE OF QUALIFIED PERSON

Karla Michelle Calderon Guevara, CPG

Senior Resource Geologist

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Karla Michelle Calderon Guevara, CPG, am employed as “Senior Resource Geologist” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I graduated from the Autonomous University of Chihuahua, Mexico with a bachelor’s degree in Geological Engineering degree in 2010.

I am a Certified Professional Geologist with the American Institute of Professional Geologists, CPG-12220.

I have practiced my profession continuously since 2010 and I have been involved in precious and base metal deposits in Mexico, the United States, and Northern Ireland. I have held various senior roles within the areas of mineral exploration, geological database administration, project management, geologic interpretation, three-dimensional geologic modeling, and resource estimation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I worked full-time at La Encantada Silver Mine as Database Administrator and Resource Geologist from 2017 to 2020. I held this position until July 2021 when I was promoted to Senior Resource Geologist overseeing other sites with continued full responsibility and accountability for La Encantada Silver Mine. My most recent site visit was from December 3rd to December 9th, 2024.

I am responsible for Chapter 14, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of FMS as that term is described in Section 1.5 of NI 43-101.

I have been directly involved with La Encantada Silver Mine in my role as Senior Resource Geologist since 2017.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Karla Michelle Calderon Guevara”_

Karla Michelle Calderon Guevara, CPG

Dated: September 24, 2025

201	September 2025

CERTIFICATE OF QUALIFIED PERSON

María Elena Vázquez Jaimes, P.Geo.

Geological Database Manager,

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, María Elena Vázquez Jaimes, P.Geo., am employed as “Geological Database Manager” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I graduated from the National Autonomous University of Mexico with a Bachelor in Geological Engineering degree in 1995 and obtained a Master of Science degree in Geology from the “Ensenada Center for Scientific Research and Higher Education”, Ensenada, BC, Mexico, in 2000.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo. #35815).

I have practiced my profession continuously since 1995. I have held positions working with geological databases, conducting quality assurance and quality control, performing data verification activities, supervising logging, and sampling procedures for mining companies in Canada, Mexico, Peru, Ecuador, Brazil, Colombia, and Argentina. I have served as the Geologic Database Manager for First Majestic since 2013, and I direct the QA/QC programs, sampling and assay procedures, and database verification for the Mexico mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I visited La Encantada Silver Mine on several occasions since 2013. My most recent site visit was from March 5th to March 9th, 2025.

I am responsible for Chapters 11, 12 and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been directly involved with La Encantada Silver Mine in my role as the Geological Database Manager since 2013.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “María Elena Vázquez Jaimes”_

María Elena Vázquez Jaimes, P.Geo.

Dated: September 24, 2025

202	September 2025

CERTIFICATE OF QUALIFIED PERSON

Mr. Andrew Pocock, P.Eng.

Director of Reserves

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Andrew Pocock, P.Eng., am employed as “Director of Reserves” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I hold a degree in Mining Engineering (2012) from the University of Adelaide, Australia. I am a Professional Engineer with Engineers & Geoscientists of British Columbia (EGBC), Licence # 52078. I have practiced my profession continuously for more than 14 years. I have gained relevant experience in mining operations, design & planning, projects, risk management, and studies as both an employee and consultant across precious and base metals deposits primarily in Australia, Canada, the United States, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have visited the La Encantada Silver Mine once in February 2025.

I am responsible for Sections 15, 16, 18, 19, 21, 22 and related sections of Chapters 1, 25, and 26 of the Technical Report of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the La Encantada Silver Mine since mid-2024 overseeing mine planning, ventilation, rock mechanics, surveying, hydrogeology, and geotechnical engineering.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Andrew Pocock”_

Andrew Pocock, P.Eng.

Dated: September 24, 2025

203	September 2025

CERTIFICATE OF QUALIFIED PERSON

Michael Jarred Deal

Vice President of Metallurgy & Innovation

First Majestic Silver Corp.

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia, Canada, V6C 3L2

I, Michael Jarred Deal, RM SME, am employed as “Vice-President, Operations” with First Majestic Silver Corp. (“First Majestic”).

This certificate applies to the technical report entitled “La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates” that has an effective date of August 31, 2025 (the “Technical Report”).

I graduated from the Colorado School of Mines in 2009 with a Bachelor of Science Degree in Chemical Engineering and from Arizona State University in 2024 with a Master of Business Administration. I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (#4152005).

I have practiced my profession continuously since 2009 and have been involved in precious and base metal mine projects and operations in Nevada, South Carolina, New Mexico, Colorado, and Mexico. My relevant experience in base and precious metal spans across managing all types of mineral processing facilities and projects including roasting, autoclaving, heap leaching, and concentrators. I have worked in Operations Management positions along with corporate technical support roles serving as a Process and Projects Subject Matter Expert.

I have been involved with the La Encantada Mine since 2023 overseeing all processing and metallurgical activities. I visited the La Encantada mine on two occasions in 2024 with the most recent in October 2024.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I am responsible for Chapters 13, 17, and related sections of Chapters 1, 25, and 26 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

(signed) “Michael Jarred Deal”_

Michael Jarred Deal, RM SME

Dated: September 24, 2025

204	September 2025